NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION PROXY CIRCULAR

OF

PACIFIC RIM MINING CORP.

October 22, 2013

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Pacific Rim Mining Corp.’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Banks, Brokers or Collect Calls outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

October 22, 2013

Dear Pacific Shareholder,

It is my pleasure to extend to you, on behalf of the board of directors of Pacific Rim Mining Corp. ("Pacific"), an invitation to attend a special meeting (the "Meeting") of the shareholders of Pacific ("Pacific Shareholders") to be held at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time) on November 21, 2013.

THE ARRANGEMENT

At the Meeting, you will be asked to consider and, if thought advisable, approve a special resolution (the "Arrangement Resolution") with respect to an arrangement (the "Arrangement") involving the acquisition by OceanaGold Corporation ("Oceana") of all of the outstanding common shares of Pacific (the "Pacific Shares"), other than the Pacific Shares already owned by Oceana, pursuant to an arrangement agreement dated as of October 7, 2013 among Pacific, Oceana and 0981436 B.C. Ltd., a wholly owned subsidiary of Oceana.

Under the terms of the Arrangement, Pacific Shareholders will receive, in exchange for each Pacific Share, 0.04006 of a common share of Oceana (each whole share, an "Oceana Share").

To become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors. The Arrangement also requires the approval of the Supreme Court of British Columbia and the Toronto Stock Exchange.

VOTING AGREEMENTS

Oceana has entered into voting agreements (collectively, the "Voting Agreements") with each of the directors and officers of Pacific (collectively, the "Locked-up Shareholders"), pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their Pacific Shares in favour of the Arrangement Resolution. The Locked-up Shareholders collectively beneficially own or exercise control or direction over (i) an aggregate of 5,262,260 Pacific Shares, representing approximately 2.49% of the outstanding Pacific Shares, and (ii) options exercisable to acquire 11,397,000 Pacific Shares.

BOARD RECOMMENDATIONS

The board of directors of Pacific (the "Pacific Board") has unanimously (other than one abstaining common director, William Myckatyn) determined that the consideration to be received by Pacific Shareholders under the Arrangement is fair to Pacific Shareholders and the Arrangement is in the best interests of Pacific. Accordingly, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) approved the Arrangement and recommends that Pacific Shareholders vote their Pacific Shares in favour of the Arrangement Resolution. In making its recommendation, the Pacific Board considered a number of factors as described in this information circular (the "Circular"), including those set out under the heading "The Arrangement — Recommendation of the Pacific Board".

HOW TO VOTE

This is an important matter affecting the future of Pacific and your vote is important regardless of the number of Pacific Shares you own.

If you are a registered holder of Pacific Shares (Pacific Shareholders whose names appear on the central securities register of Pacific) but are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend.

If you are a non-registered holder of Pacific Shares (Pacific Shareholders who hold their Pacific Shares with a bank, broker or other financial intermediary) and have received these materials through your broker or through another intermediary, please complete and return the proxy, voting instruction form or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy, voting instruction form or other such authorization. Failure to do so may result in your Pacific Shares not being eligible to be voted at the Meeting.

Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)

complete, date and sign the proxy and return it to Pacific's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or

(c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions given on the website and must refer to the proxy for the control number.

A Registered Shareholder must ensure that the proxy is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, which for greater certainty means no later than 3:00 p.m. (Pacific time) on Tuesday, November 19, 2013, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived by the Chairman of the Meeting at her sole discretion without notice. Failure to properly complete or deposit a proxy may result in its invalidation.

Subject to obtaining court and other regulatory approvals and satisfaction or waiver of all other conditions precedent to the Arrangement, if Pacific Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on or about November 27, 2013.

The accompanying Circular contains a detailed description of the Arrangement and other information relating to Pacific and Oceana, including the Oceana Shares. We urge you to carefully consider all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisors. If you have any questions or require more information with regard to the procedures for voting or completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group ("Laurel Hill") by calling toll free in North America at 1-877-452-7184 or calling collect from outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

On behalf of Pacific, we would like to thank all Pacific Shareholders for their ongoing support.

Yours truly,

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Suite 1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
Phone: (604) 689-1976

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that pursuant to an interim order of the Supreme Court of British Columbia dated October 22, 2013 (the "Interim Order"), a special meeting (the "Meeting") of shareholders ("Pacific Shareholders") of Pacific Rim Mining Corp. ("Pacific") will be held at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time) on Thursday, November 21, 2013, for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Plan of Arrangement") pursuant to Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"). The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying management information circular dated October 22, 2013 (the "Circular"); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting.

The record date for determining the Pacific Shareholders entitled to receive notice of and vote at the Meeting is the close of business on October 16, 2013 (the "Record Date"). A Pacific Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Registered Pacific Shareholders who are unable to attend the Meeting, or an adjournment thereof, in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Pacific Shareholders who are planning to return the form of proxy are encouraged to review the Circular carefully before submitting the form of proxy.

If you are a beneficial holder of Pacific Shares, and not a registered holder of Pacific Shares, and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, the BCBCA and the Plan of Arrangement, each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution. The dissent rights are described in the accompanying Circular. To exercise such right, (a) a written notice of dissent to the Arrangement Resolution must be received by Pacific, c/o DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 Attention: Corey Dean by 3:00 p.m. (Pacific time) on Tuesday, November 19, 2013, or two business days prior to any adjournment of the Meeting, (b) the Pacific Shareholder must not have voted in favour of the Arrangement Resolution, and (c) the Pacific Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Final Order and the Plan of Arrangement. The right to dissent is described in the Circular and the texts of the Interim Order, sections 237 to 247 of the BCBCA and the Plan of Arrangement are set forth in Appendices E, G and B, respectively, to the Circular.

Persons who are beneficial owners of Pacific Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Pacific Shares are entitled to dissent. Accordingly, a beneficial owner of Pacific Shares desiring to exercise this right must make arrangements for the Pacific Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Pacific or, alternatively, make arrangements for the registered holder of Pacific Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order, may result in the loss of any right of dissent.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as Pacific’s proxy solicitation agent. If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill by calling toll free in North America at 1-877-452-7184, calling collect from outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 22nd day of October, 2013.
BY ORDER OF THE BOARD OF DIRECTORS

Thomas C. Shrake, President and CEO

i

APPENDIX A – ARRANGEMENT RESOLUTION
APPENDIX B – PLAN OF ARRANGEMENT
APPENDIX C – VALUATION REPORT OF EVANS & EVANS
APPENDIX D – FAIRNESS OPINION OF EVANS & EVANS
APPENDIX E – INTERIM ORDER
APPENDIX F – NOTICE OF HEARING OF PETITION
APPENDIX G – DISSENT PROVISIONS
APPENDIX H – INFORMATION CONCERNING OCEANA

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Oceana or any of its affiliates) after the date of the Arrangement Agreement relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Pacific and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Pacific and its subsidiaries; or (b) 20% or more of any voting or equity securities of Pacific or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Pacific and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Pacific; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Pacific or any of its subsidiaries;

"affiliate" has the meaning ascribed to such term in the Securities Act;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated October 7, 2013 among Subco, Oceana and Pacific, as it may be amended and restated or supplemented prior to the Effective Date;

"Arrangement Resolution" means the special resolution of the Pacific Shareholders approving the Plan of Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following two manners): (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors, which is to be considered at the Meeting and is to be substantially in the form attached as Appendix A to this Circular;

"associate" has the meaning ascribed to such term in the Securities Act;

"ASX" means the Australian Stock Exchange Limited;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"Beneficial Shareholder" means a Pacific Shareholder who is not a Registered Shareholder and holds his, her or its Pacific Shares through a broker, custodian, nominee or other intermediary;

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

"Canaccord" means Canaccord Genuity Corp., financial advisor to Pacific;

"Canadian Securities Authorities" means the British Columbia Securities Commission and the securities regulatory authorities of the other provinces and territories of Canada, as applicable;

"Canadian Securities Laws" means the Securities Act and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada and the published rules and policies of the TSX;

"Change in Recommendation" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Termination";

"CIM Standards" means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

"Circular" means this information circular for the Meeting, including all appendices hereto, and all amendments and supplements hereto;

"Combined Company" means Oceana following completion of the Arrangement;

"Computershare" means Computershare Investor Services Inc., Pacific's transfer agent;

"Confidentiality Agreement" means the letter agreement dated August 2, 2012 between Pacific and Oceana pursuant to which Oceana has been provided with access to confidential information of Pacific;

"Consideration" means the Oceana Shares to be received by the Pacific Shareholders pursuant to the Plan of Arrangement in consideration for their Pacific Shares;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Pacific or any of its subsidiaries is a party or by which Pacific or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

"Disclosure Letter" means the disclosure letter executed by Pacific and delivered to Subco and Oceana in connection with the execution of the Arrangement Agreement;

"Dissent Procedures" means the procedures to be taken by a Pacific Shareholder in exercising Dissent Rights;

"Dissent Rights" means the right to dissent to the Arrangement as set out in sections 237 to 247 of the BCBCA, and attached as Appendix G to this Circular as modified by the Plan of Arrangement, the Interim Order and the Final Order;

"Dissenting Shareholders" means Registered Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and whose Dissent Rights have not terminated;

"Dissenting Shares" means the Pacific Shares held by Dissenting Shareholders;

"Effective Date" means the date designated by Oceana and Pacific by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

"Effective Time" means 12:01 a.m. (Pacific time) on the Effective Date;

"Evans & Evans" means Evans & Evans, Inc., the author of the Fairness Opinion and the Valuation Report;

"Exchange" means the exchange of Pacific Shares for Oceana Shares pursuant to the Arrangement;

"Exchange Agent" means any trust company, bank or financial institution agreed to in writing between Oceana and Pacific for the purpose of, among other things, exchanging certificates representing Pacific Shares for certificates representing Oceana Shares;

"Fairness Opinion" means the fairness opinion of Evans & Evans dated October 11, 2013 with respect to the Arrangement, a copy of which is attached as Appendix D to this Circular;

"Final Order" means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended by the Court (with the consent of both Pacific and Oceana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Pacific and Oceana, each acting reasonably) on appeal;

"GAAP" means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting, at the relevant time, applied on a consistent basis;

"Governmental Entity" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, including the TSX and the TSX Venture Exchange;

"Interim Order" means the order made after application to the Court pursuant to section 291 of the BCBCA in respect of the Arrangement dated October 22, 2013, providing for, among other things, the calling and holding of the Meeting, attached as Appendix E hereto;

"IRS" means the United States Internal Revenue Service;

"joint actors" has the meaning ascribed to such term in MI 61-101;

"Key Regulatory Approvals" means the approval of the TSX;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Locked-up Shareholders" means each of the officers and directors of Pacific;

"Locked-up Shares" means all Pacific Shares and Pacific Options owned by the Locked-up Shareholders, including (i) all Pacific Shares issuable upon the exercise of Pacific Options owned by the Locked-up Shareholder, and (ii) all securities of Pacific or of any holding body corporate for securities issued by Pacific, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Pacific Shares or Pacific Options, or any interest therein of the Locked-up Shareholder;

v

"Material Adverse Effect" with respect to Pacific or Oceana means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, prospects, results of operations or financial condition of Pacific or Oceana, as applicable, and its subsidiaries, taken as a whole, except any change, effect, event or occurrence that is temporary in nature or is resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder or communication by Pacific or Oceana, as applicable, of its plans or intentions with respect to Pacific or Oceana, as applicable, and/or any of its subsidiaries; (ii) changes in the U.S., Canadian, El Salvadorian or Australian, as applicable, economies in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable exploration and/or mining companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable exploration and/or mining companies; (vii) changes affecting the mining industry generally or the price of gold, provided that such changes do not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable mining and/or exploration companies; or (viii) any decrease in the market price or any decline in the trading volume of Pacific Shares or Oceana Shares, as applicable, on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

"Material Contracts" means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Pacific; (ii) under which Pacific or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $150,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $150,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Pacific or any of its subsidiaries is obligated to make or expects to receive payments in excess of $150,000 over the remaining term of the contract; (vi) that limits or restricts Pacific or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to Pacific and its subsidiaries, considered as a whole; and, for greater certainty, includes the material contracts listed in the Disclosure Letter;

"Meeting" means the special meeting of the Pacific Shareholders, including any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution to be held at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time) on November 21, 2013;

"MI 61-101" means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions;

"Misrepresentation" has the meaning ascribed thereto under applicable Securities Laws;

"NI 43-101" means National Instrument 43-101, Standards of Disclosure for Mineral Projects;

"Non-Resident Shareholder" has the meaning ascribed to such term in this Circular under the heading "Certain Canadian Federal Income Tax Considerations";

"NZX" means the New Zealand Stock Exchange Limited;

"Oceana" means OceanaGold Corporation, a corporation incorporated under the BCBCA;

“Oceana Preferred Shares” means preferred shares in the capital of Oceana;

"Oceana Shareholders" means the holders of Oceana Shares; "Oceana Shares" means common shares in the capital of Oceana; "OTCQX" means the OTC Markets Group, Inc.;

"Outside Date" means December 31, 2013, or such later date as may be agreed to in writing by the Parties;

"Pacific" means Pacific Rim Mining Corp., a company existing under the BCBCA;

"Pacific 20-F" means the Annual Report on Form 20-F of Pacific for the fiscal year ended April 30, 2013, which is available on SEDAR at www.sedar.com under Pacific’s profile;

"Pacific Benefit Plans" has the meaning ascribed thereto in the Arrangement Agreement;

"Pacific Board" means the board of directors of Pacific, as the same is constituted from time to time;

“Pacific Convertible Securities” means the Pacific Options and any other agreements existing as of October 7, 2013 which provide for the issuance of Pacific Shares;

"Pacific Loan" means the loan provided by Oceana to Pacific in the principal amount of up to one million dollars ($1,000,000), on the terms outlined in the Arrangement Agreement and in the Promissory Note;

"Pacific Option" means an option to purchase Pacific Shares granted under the Pacific Option Plan;

“Pacific Option Plan” means the stock option plan of Pacific, as approved by Pacific Shareholders on August 29, 2006 and reapproved on August 26, 2009 and September 6, 2012, as amended;

"Pacific Shareholder Approval" means the approval of (i) at least two-thirds of the votes cast on the Arrangement Resolution by the Pacific Shareholders present in person or by proxy at the Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Pacific Shareholders present in person or by proxy at the Meeting excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors;

"Pacific Shareholder Rights Plan" means the shareholder rights plan agreement dated September 6, 2012 between Pacific and Computershare, as rights agent, as amended from time to time;

"Pacific Shareholders" means the holders of Pacific Shares;

"Pacific Shares" means the common shares in the capital of Pacific, as currently constituted;

"Parties" means Pacific, Oceana and Subco, and "Party" means any of them;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement, substantially in the form attached as Appendix B to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

"Projects" means the El Dorado, Santa Rita and Zamora-Cerro Colorado gold projects in El Salvador, including the associated mining licenses, rights of use, easements, buildings, licenses, existing technical information and all other related assets;

"Promissory Note" means the senior secured promissory note signed by Pacific in favour of Oceana dated as of October 7, 2013 with respect to the Pacific Loan;

"Record Date" means October 16, 2013;

"Registered Shareholder" means a registered holder of Pacific Shares as recorded in the central securities register of Pacific maintained by Computershare;

"related parties" has the meaning ascribed to such term in MI 61-101;

"Representatives" means any officer, director, employee, representative (including any financial or other advisor) or agent of Pacific;

"Response" has the meaning ascribed to such term under the heading "Summary of Circular - Court Approval of the Arrangement";

"Response Period" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Right to Match";

"SEC" means the U.S. Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the SEC, the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the states of the United States and the following provinces of Canada: Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island and Newfoundland;

"Securities Laws" means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Special Committee" means the special committee of the Pacific Board;

"Subco" means 0981436 B.C. Ltd.;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide unsolicited written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of the non-solicitation provisions in the Arrangement Agreement) that relates to the acquisition of 100% of the outstanding Pacific Shares (other than Pacific Shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of Pacific and its subsidiaries and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire the outstanding Pacific Shares, is made available to all Pacific Shareholders on the same terms and conditions (other than in the case of an asset transaction); (iii) in respect of which, to the extent necessary, financing commitment letters reasonably satisfactory to the Pacific Board are provided from the sources of financing to be used to complete the transaction contemplated by such proposal establishing that such financing is available without delays or conditions (other than the conditions attached to such Acquisition Proposal); (iv) is not subject to a due diligence condition; and (v) in respect of which the Pacific Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the Pacific Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pacific Shareholders from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Oceana pursuant to the provisions of the Arrangement Agreement described in this Circular under the heading "The Arrangement Agreement – Right to Match";

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Taxes" means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including U.S., Canadian, El Salvadorian, and Australian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance taxes, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia, El Salvadorian, U.S., Australian and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

"Termination Fee" means $500,000;

"Termination Fee Event" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Expenses and Termination Fees";

"Third Party Consents" has the meaning ascribed thereto in the Arrangement Agreement;

"Title Opinion" means the opinion from Rusconi, Medina & Associados addressed to Oceana and dated October 7, 2013 relating to Pacific’s interests in the El Dorado gold project in El Salvador;

"TSX" means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;

"U.S. Holder" has the meaning ascribed to such term under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Consequences Related to the Exchange";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;

"U.S. Shareholders" means those Pacific Shareholders that are in the United States;

"Valuation Report" means the valuation report of Evans & Evans dated October 11, 2013 with respect to the Arrangement, a copy of which is attached as Appendix C to this Circular; and

"Voting Agreements" means the voting agreements (including all amendments thereto) between Oceana, Subco and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Pacific Shares (including those issuable on the exercise of Pacific Convertible Securities) in favour of the Arrangement Resolution.

x

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Pacific for use at the Meeting to be held at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time) on Thursday, November 21, 2013, and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "Cdn$" in this Circular refer to Canadian dollars and all reference herein to "US$" in this Circular refer to U.S. dollars. Pacific and Oceana’s financial statements that are included or incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with International Financial Reporting Standards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian Securities Laws (together, "forward-looking statements") concerning the business, operations and financial performance and condition of each of Pacific, Oceana and the Combined Company. Often, but not always, forward-looking statements can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific, Oceana or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the heading "Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedule H to this Circular. Although Pacific has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In addition, forward-looking information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of the Combined Company. Forward-looking information contained herein is based on certain assumptions including that Pacific Shareholders will vote in favour of the Arrangement, that the Court will approve the Arrangement and that all other conditions to the Arrangement are satisfied or waived and that the Arrangement is completed. Other assumptions include, but are not limited to, the ability of the Combined Company to realize the enhanced growth opportunities currently anticipated for the Combined Company; realize the benefits of the Combined Company’s growth projects; the value of Pacific's assets; the value of Oceana’s assets; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold, copper, and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Pacific and Oceana. Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary Court, Pacific Shareholder and TSX approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions;

the risk that, upon completion of the Arrangement, the market value of the Oceana Shares will be materially lower from the value at the time the exchange ratio was agreed upon; the information available to Pacific in respect of Oceana may not be accurate or complete; there may be unforeseen or unexpected tax and other consequences to the transaction which would have a material adverse effect on the Combined Company; production, construction and technological risks related to the Combined Company; capital requirements and operating risks associated with the expanded operations of the Combined Company; actual results being materially different than reserve and resource estimates, grades, mine life and cash cost estimates; variations in ore grade or recovery rates; risks relating to international operations; fluctuations in gold, copper and other metal prices and currency exchange rates; failure to obtain any required financing; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to general economic conditions or laws, rules and regulations applicable to Pacific or Oceana; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated; the risk of an undiscovered defect in title or other adverse claim; that results of exploration activities will be different than anticipated; and those risks set forth in the Pacific 20-F and in Oceana’s annual information form for the year ended December 31, 2012, which are available on SEDAR at www.sedar.com. Although Pacific has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Pacific’s general expectations concerning the mining industry, Pacific, Oceana and the Combined Company are based on estimates prepared by Pacific or Oceana using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Pacific believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Pacific is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Pacific Shareholders are cautioned not to place undue reliance on forward-looking statements and forward-looking information. Neither Pacific nor Oceana undertakes any obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as required by law.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year End December 31
	2012	2011	2010
High	1.0418	1.0604	1.0778
Low	0.9710	0.9449	0.9946
Rate at end of period	0.9949	1.0170	0.9946
Average rate for period	0.9996	0.9891	1.0299

On October 21, 2013, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was $1.0297.

NOTICE REGARDING INFORMATION

Certain information in this Circular pertaining to Oceana, including, but not limited to, information pertaining to Oceana in Appendix H hereto and under the heading "Information Concerning the Combined Company" and the historical management discussion and analysis and the historical financial statements of Oceana incorporated by reference in this Circular have been furnished by Oceana. With respect to this information, the Pacific Board has relied exclusively upon Oceana, without independent verification by Pacific. Although Pacific does not have any knowledge that would indicate that such information is untrue or incomplete, neither Pacific nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Oceana’s financial statements, or for the failure by Oceana to disclose events or information that may affect the completeness or accuracy of such information.

The information contained in this Circular is given as at October 22, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Pacific or Oceana.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Pacific Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of those documents. Pacific Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. The Plan of Arrangement is appended hereto as Appendix B.

NOTE TO UNITED STATES SHAREHOLDERS

THE OCEANA SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Oceana Shares issuable to Pacific Shareholders in exchange for their Pacific Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. The Oceana Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions available under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by "foreign private issuers", as such term is defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with applicable Canadian disclosure requirements. U.S. Shareholders should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act and registration statements under the U.S. Securities Act.

Information concerning the properties and operations of Pacific and Oceana has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws, and may not be comparable to similar information for United States companies. In particular, data on mineral reserves and resources included or incorporated by reference in this Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

For example, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM Standards differ in certain respects from the SEC standards, so disclosure of such information in this Circular may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian Securities Laws, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular concerning description of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian Securities Laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Pacific Shareholders are cautioned not to assume that all or any part of Measured, Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards which may differ from United States generally accepted accounting principles in certain material respects, and thus are not directly comparable to financial statements of United States companies.

The Oceana Shares issuable to Pacific Shareholders pursuant to the Arrangement will be, following the Effective Date, freely tradable under the U.S. Securities Act, except by persons who will be "affiliates'' of Oceana (post-Arrangement) after the Effective Date or were affiliates of Oceana within 90 days before the Effective Date. Persons who may be deemed to be "affiliates'' of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Oceana Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See "Securities Laws Matters — U.S. Securities Laws" in this Circular.

Pacific Shareholders should be aware that the exchange of their Pacific Shares for Oceana Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Pacific Shareholders who are resident in, or citizens of, the United States may not be described fully herein. Pacific Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the acquisition, ownership and disposition of Oceana Shares acquired pursuant to the Arrangement. See "Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" in this Circular.

The enforcement by Pacific Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pacific, Oceana and Subco are incorporated or organized under the laws of a country other than the United States, that all of their officers and directors are residents of a country other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Pacific, Oceana, Subco and those persons are located outside the United States.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as a Pacific Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular, the attached Appendices and the accompanying form of proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the attached Appendices and the form of proxy, all of which are important and should be reviewed carefully.

Q: Does the Pacific Board support the Arrangement?

A: Yes. The Pacific Board has unanimously (other than one abstaining common director, William Myckatyn) determined (i) that the Consideration to be received by Pacific Shareholders is fair to Pacific Shareholders and the Arrangement is in the best interests of Pacific, (ii) that Pacific should enter the Arrangement Agreement, and (iii) to recommend that Pacific Shareholders vote FOR the Arrangement Resolution.

Prior to entering into the Arrangement Agreement, the Pacific Board established the Special Committee, comprised of three independent directors (Ms. Catherine McLeod-Seltzer, Mr. David Fagin, and Mr. Tim Baker), to supervise the process carried out by Pacific in negotiating and entering into the Arrangement Agreement and to advise the Pacific Board with respect to any recommendation that the Pacific Board should make to Pacific Shareholders.

The Special Committee determined that the proposed Arrangement with Oceana is fair to Pacific Shareholders and in the best interests of Pacific. The Special Committee then recommended that the Pacific Board approve the proposed Arrangement Agreement.

In making its recommendation, the Pacific Board considered a number of factors as described in this Circular under the heading "The Arrangement — Recommendation of the Pacific Board", including review and consideration of the Valuation Report and the Fairness Opinion to be provided, which determined that the Consideration offered to Pacific Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pacific Shareholders other than Oceana.

See "The Arrangement — Background to the Arrangement".

Q: When will the Arrangement become effective?

A: Subject to obtaining Court and other regulatory approvals as well as the satisfaction or waiver of all other conditions precedent, if Pacific Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on or about November 27, 2013.

Q: What will I receive for my Pacific Shares under the Arrangement?

A: If the Arrangement is completed, each Pacific Shareholder at the Effective Time will receive, for each Pacific Share, 0.04006 of an Oceana Share.

Q: What are the Canadian federal income tax consequences of the Arrangement to Pacific Shareholders?

A: For a summary of certain material Canadian income tax consequences of the Arrangement, see "Certain Canadian Federal Income Tax Considerations". Such summary is not intended to be legal or tax advice to any particular Pacific Shareholder. Pacific Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Arrangement to Pacific Shareholders?

A: The exchange of Pacific Shares for Oceana Shares pursuant to the Arrangement may or may not qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (a "Reorganization"). The qualification of the exchange as a Reorganization will depend on, among other things, the transaction meeting a number of complex U.S. federal income tax requirements, the satisfaction of which could be affected by certain actions taken by Pacific or Oceana prior to, or after, the Effective Time. Neither Pacific nor Oceana has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement is treated as a Reorganization, and subject to special rules applicable to interests in passive foreign investment companies, as discussed under "Certain United States Federal Income Tax Considerations" below, the U.S. holders of Pacific Shares should not recognize gain or loss, for U.S. federal income tax purposes on the exchange of Pacific Shares for Oceana Shares pursuant to the Arrangement. The passive foreign investment company rules may require U.S. holders to recognize taxable gain subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under "Certain United States Federal Income Tax Considerations" below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. holder of Pacific Shares. Accordingly, U.S. holders of Pacific Shares should consult their own tax advisors with respect to their particular circumstances.

Q: What will happen to Pacific if the Arrangement is completed?

A: If the Arrangement is completed, Oceana will acquire all of the Pacific Shares, other than the Pacific Shares already owned by Oceana, and transfer the Pacific Shares to Subco. As a result, Pacific will become a direct, wholly owned subsidiary of Subco. Subco and Oceana intend to have the Pacific Shares de-listed from the TSX and Pacific will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in Canada.

Q: Are the Oceana Shares listed on a stock exchange?

A: Yes. Oceana Shares are listed for trading on the TSX, NZX and as CHESS depository interests in relation to Oceana Shares on the ASX.

Q: What approvals are required to be given by Pacific Shareholders at the Meeting?

A: To become effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors.

All directors and officers of Pacific, holding in aggregate approximately 2.49% of the Pacific Shares as of October 22, 2013, have entered into the Voting Agreements, pursuant to which they have agreed, subject to certain exceptions, to vote their Pacific Shares in favour of the Arrangement Resolution.

Q: Are Pacific Shareholders entitled to Dissent Rights?

A: Under the Interim Order, BCBCA and the Plan of Arrangement, Registered Shareholders are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order, the Final Order, and the Plan of Arrangement. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with legal counsel.

See "Rights of Dissenting Shareholders".

Q: What other conditions must be satisfied to complete the Arrangement?

A: In addition to the applicable approvals by Pacific Shareholders at the Meeting, the Arrangement is conditional upon, among other things, the performance by each of Pacific and Oceana of all obligations under the Arrangement Agreement and the receipt of, among other things, approval for the listing on the TSX of the Oceana Shares issuable to the Pacific Shareholders pursuant to the Arrangement, obtaining the Final Order from the Court and any other applicable waivers and consents required, all in accordance with the terms of the Arrangement Agreement.

See "The Arrangement Agreement – Conditions Precedent to the Arrangement".

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, Pacific will continue to carry on its business operations in the normal and usual course. However, Pacific will remain subject to the repayment obligations and the security under the Pacific Loan. See "Risk Factors Related to the Arrangement" and “Pacific Loan”. In certain termination circumstances, Pacific will be required to pay to Oceana the Termination Fee in the amount of $500,000.

See "The Arrangement Agreement — Expenses and Termination Fees".

Q: What do I need to do now in order to vote at the Meeting?

A: You should carefully read and consider the information contained in this Circular. Registered Shareholders should then complete, sign and date the enclosed form of proxy and return the applicable form in the enclosed return envelope or by facsimile as indicated in the Notice of Meeting as soon as possible so that your Pacific Shares may be represented at the Meeting. To be eligible for voting at the Meeting, the form of proxy must be returned by mail or by facsimile to Computershare not later than 3:00 p.m. (Pacific time) on Tuesday, November 19, 2013, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof. Additionally, Registered Shareholders may vote using the internet or by telephone.

See "General Proxy Information – Proxy Voting" and "General Proxy Information – Appointment and Revocation of Proxies".

Q: If my Pacific Shares are held by my broker, will my broker vote my Pacific Shares for me?

A: A broker will vote the Pacific Shares held by you only if you provide instructions to your broker on how to vote. Without instructions, those Pacific Shares may not be voted. Beneficial Shareholders should instruct their brokers to vote their Pacific Shares by following the directions provided to them by their brokers. Unless your broker gives you its proxy, voting instruction form or other method to provide voting instructions to vote the Pacific Shares at the Meeting, you cannot vote your Pacific Shares in person at the Meeting.

See "General Proxy Information — Advice to Beneficial Holders of Pacific Shares".

Q: Should I send in my proxy now?

A: Yes. To ensure the Arrangement Resolution is passed, you should complete and submit the applicable enclosed form of proxy or, if applicable, provide your broker with voting instructions.

See "General Proxy Information — Proxy Voting".

Q: Can I revoke my proxy after I have voted by proxy?

A: Yes. A Pacific Shareholder executing the enclosed form of proxy has the right to revoke it under the BCBCA. A Pacific Shareholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Pacific at any time up to and including the last day (other than a Saturday, Sunday or other holiday in Vancouver, British Columbia) preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Q. How do I receive the Oceana Shares payable to me under the Arrangement?

A. As soon as practicable after the Effective Date, the Exchange Agent will mail a letter of transmittal together with instructions for obtaining delivery of share certificates representing the Oceana Shares to which the Pacific Shareholders are entitled under the Arrangement. Pacific Shareholders who exercise Dissent Rights will not be entitled to receive share certificates.

Former Pacific Shareholders must deliver to the Exchange Agent: (a) their share certificates representing such Pacific Shares; (b) a duly completed letter of transmittal; and (c) such other documents as such transfer agent may require, in order to receive the certificates representing the Oceana Shares to which they are entitled pursuant to the Arrangement.

Certificates for the Oceana Shares of a former Pacific Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable following the Effective Date and after the receipt by Computershare of all of the required documents.

See "The Arrangement — Exchange Procedure".

Q: Who can help answer my questions?

A: Pacific Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Pacific Shares, should contact Laurel Hill toll free at one of the numbers below.

North American Toll-Free Number: 1-877-452-7184

Banks, Brokers or Collect Calls outside North America: 416-304-0211

Email: assistance@laurelhill.com

SUMMARY OF CIRCULAR

This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated into this Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov under filings made by Pacific.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on Thursday, November 21, 2013, at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time).

The Record Date

The Record Date for determining the Pacific Shareholders entitled to receive notice of and to vote at the Meeting is October 16, 2013. Only Pacific Shareholders of record as of the close of business (Pacific time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Purpose of the Meeting

At the Meeting, Pacific will ask the Pacific Shareholders to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution to approve the Arrangement.

Effect of the Arrangement

If the Arrangement is completed, Oceana will acquire all of the Pacific Shares, other than the Pacific Shares already owned by Oceana, in exchange for Oceana Shares to be issued to the Pacific Shareholders.

Pacific Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors.

The Arrangement Resolution must be passed in order for Pacific to seek the Final Order and implement the Arrangement on the Effective Date.

See "The Arrangement – Securityholder and Court Approvals".

The Arrangement

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Pacific time) on the Effective Date, which is expected to be on or about November 27, 2013. At the Effective Time, the following shall be deemed to occur sequentially in the following order:

1.

all rights issued under the Pacific Shareholder Rights Plan will be deemed to have expired and terminated and will have no further force or effect and the Pacific Shareholder Rights Plan will be deemed to have terminated and will have no further force or effect;

2.

each Pacific Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Pacific and Pacific shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement; See "Rights of Dissenting Shareholders";

3.

each Pacific Share held by a former Pacific Shareholder (other than a Dissenting Shareholder or Oceana or any subsidiary of Oceana) will be transferred to Oceana and in exchange therefor Oceana will issue, as Consideration, Oceana Shares on the basis of 0.04006 of a fully paid and non-assessable Oceana Share for each Pacific Share;

4.

in accordance with the Pacific Option Plan, each holder of a Pacific Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Pacific Option, in lieu of such Pacific Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of Oceana Shares equal to the product of: (i) the number of Pacific Shares subject to such Pacific Option immediately prior to the Effective Time; and (ii) 0.04006. Each such Pacific Option shall continue to be governed by and subject to the terms of the Pacific Option Plan and any applicable agreements thereunder; and

5.	each Pacific Share held by Oceana will be transferred to Subco in consideration of the issue by Subco to Oceana of one common share of Subco for each Pacific Share so transferred.

See "The Arrangement – Description of the Arrangement".

Special Committee

The Special Committee of directors appointed by the Pacific Board was formed to, among other things, consider any unsolicited take-over bid or other offer to acquire Pacific, including the Arrangement and to make recommendations to the Pacific Board with respect to any such proposed transaction. The Special Committee carefully considered a number of factors, including a thorough review of the Arrangement Agreement, the advice of Canaccord as its financial advisor and a presentation by Evans & Evans on the work undertaken and methodology used by Evans & Evans for the purpose of preparing the Valuation Report and the Fairness Opinion. After such presentation and receipt of a verbal fairness opinion and confirmation from Evans & Evans that it would be able to deliver the written Fairness Opinion and Valuation Report, and after consultation with its financial and legal advisors, the Special Committee unanimously concluded that the Arrangement is in the best interests of Pacific and fair to the Pacific Shareholders, and recommended that the Pacific Board approve the Arrangement Agreement.

See "The Arrangement – Special Committee" and "The Arrangement – Valuation Report and Fairness Opinion".

Recommendation of the Pacific Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Valuation Report and the Fairness Opinion, as well as a thorough review of other matters, including those discussed below, and on the unanimous recommendation of the Special Committee, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) determined that the Consideration under the Arrangement is fair to Pacific Shareholders (other than Oceana and its affiliates), and that the Arrangement is in the best interests of Pacific. Accordingly, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) approved the Arrangement and recommends that Pacific Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement – Recommendation of the Pacific Board".

Reasons for the Recommendation

The Pacific Board believes that the Arrangement is fair to Pacific Shareholders and in the best interests of Pacific. Accordingly, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) approved the Arrangement and recommends that Pacific Shareholders vote their Pacific Shares in favour of the Arrangement Resolution.

In reaching its conclusion that the Arrangement is fair to Pacific Shareholders and in the best interest of Pacific, and in making its recommendation to Pacific Shareholders, the Pacific Board considered and relied upon a number of factors, including:

1.

The Consideration of 0.04006 of an Oceana Share per Pacific Share to be received by Pacific Shareholders pursuant to the Arrangement Agreement represents a 50% premium to the 20 day volume-weighted average trading price of the Pacific Shares on the TSX prior to the announcement of the Arrangement, and represents a 73% premium over the closing price of Pacific Shares on the TSX on October 7, 2013, the day prior to the announcement of the Arrangement.

2.	The advice of its financial advisor, Canaccord.

3.

The Fairness Opinion, which concluded that the Consideration offered to Pacific Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pacific Shareholders (other than Oceana and its affiliates) and the Valuation Report. See "The Arrangement – Valuation Report and Fairness Opinion" and Appendix D - "Fairness Opinion".

4.

Each director and officer of Pacific has entered into a Voting Agreement with Oceana pursuant to which, and subject to the terms thereof, they have agreed to vote their Pacific Shares in favour of the Arrangement Resolution. See "The Arrangement - Voting Agreements".

5.

Pacific Shareholders will receive Oceana Shares under the Arrangement which will provide them with an opportunity to participate in a gold producer through an all-share transaction that allows continued exposure to the development of the El Dorado Project in El Salvador with stronger financial stability.

6.	Historical market prices and trading information with respect to the Pacific Shares and the Oceana Shares.

7.	Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Pacific, Oceana and the Combined Company.

8.	The terms of the Arrangement Agreement, which permit the Pacific Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Oceana in certain circumstances.

9.

The requirement that the Arrangement Resolution be passed by (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders, excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors.

10.

The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Pacific Shareholders will be considered.

11.	The availability of Dissent Rights to the Registered Shareholders with respect to the Arrangement.

12.

The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisors, and the terms of the Arrangement are reasonable in the judgment of the Special Committee.

13.

The Arrangement is for 100% of the Pacific Shares and, under the Plan of Arrangement, all Pacific Shareholders are treated identically and no Pacific Shareholder will receive any "collateral benefit" as defined in MI 61-101.

The Pacific Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

1.	The risks to Pacific if the Arrangement is not completed, including the costs to Pacific in pursuing the Arrangement.

2.

The terms of the Arrangement Agreement in respect of restricting Pacific from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal.

3.	The Termination Fee payable to Oceana in certain circumstances, including if Pacific enters into an agreement with a third party to acquire Pacific that constitutes a Superior Proposal.

4.	The conditions to Oceana’s obligations to complete the Arrangement, including that holders of no more than 10% of the issued and outstanding Pacific Shares shall have exercised Dissent Rights.

5.	The right of Oceana to terminate the Arrangement Agreement under certain limited circumstances.

6.	The business, operations, assets, financial performance and condition, operating results and prospects of Oceana, including the long-term expectations regarding Oceana’s operating performance.

See "The Arrangement – Reasons for the Recommendation". See also "The Arrangement – Special Committee", "The Arrangement – Valuation Report and Fairness Opinion" and the financial statements of Oceana incorporated by reference into this Circular.

Voting Agreements

The Locked-up Shareholders, in aggregate holding approximately 2.49% of the Pacific Shares as of October 22, 2013, have entered into Voting Agreements with Oceana and Subco pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to support the Arrangement Resolution and duly complete, on or before the fifth Business Day prior to the Meeting, and cause to be validly deposited forms of proxy in respect of all of the Locked-up Shares, and any other documents required in accordance with the Arrangement.

Their respective obligations under the Voting Agreements may be terminated at any time upon the written agreement of Oceana, Subco and the Locked-up Shareholders, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

See "The Arrangement – Voting Agreements".

Valuation Report and Fairness Opinion

Evans & Evans was retained to provide a formal valuation and an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Pacific Shareholders pursuant to the Arrangement Agreement. Evans & Evans delivered the Valuation Report and the Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Pacific Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Pacific Shareholders (other than Oceana and its affiliates). The full text of the Valuation Report and the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Valuation Report and the Fairness Opinion, are attached as Appendices C (Valuation Report) and D (Fairness Opinion) to this Circular. The summaries of the Valuation Report and the Fairness Opinion described in this Circular are qualified in their entirety by reference to the full text of the Valuation Report and the Fairness Opinion.

The Valuation Report and the Fairness Opinion are not a recommendation to any Pacific Shareholder as to how to vote or act on any matter relating to the Arrangement. The Valuation Report and the Fairness Opinion are two of a number of factors that were taken into consideration by the Pacific Board in making its unanimous determination (other than one abstaining common director, William Myckatyn) to recommend that the Pacific Shareholders vote in favour of the Arrangement Resolution. The Pacific Board urges Pacific Shareholders to read each of the Valuation Report and the Fairness Opinion carefully and in its entirety.

See "The Arrangement – Valuation Report and Fairness Opinion" in this Circular and Appendices C and D.

Pacific Loan

In connection with the Arrangement, Oceana has also agreed to advance to Pacific the Pacific Loan which provides that an aggregate of up to $1 million may be drawn by Pacific as needed for working capital purposes, subject to the terms contained in the Arrangement Agreement and the Promissory Note. These advances will be made with an interest rate of 10% per annum with a maturity date of October 7, 2014, subject to early repayment in certain circumstances. The Pacific Loan is also secured by a first priority pledge over 10% of Pacific’s holdings in its wholly owned subsidiary, Pacific Rim Cayman LLC. As of the date of this Circular, a total of $300,000 has been drawn down under the Promissory Note.

Oceana is a related party of Pacific and accordingly, the Pacific Loan is also subject to the rules contained in MI 61-101. A formal valuation in respect of the Pacific Loan and minority shareholder approval for the Pacific Loan are not required under sections 5.4 and 5.6 of MI 61-101, respectively, as Pacific is relying on the exemptions contained in subsections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of each of the Pacific Loan and the consideration therefor is not more than 25% of Pacific’s market capitalization.

Parties to the Arrangement

Pacific is a company governed by the laws of the Province of British Columbia. The head office address of Pacific is Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6E 2T6, Canada. The registered and records office address of Pacific is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada. The Pacific Shares are listed for trading on the TSX under the symbol "PMU", and on the OTCQX under the symbol "PFRMF".

Oceana is a company continued under the laws of British Columbia. The registered office address of Oceana is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada, and the head office address of Oceana is Level 5, 250 Collins Street, Melbourne, Victoria, 3000, Australia. The Oceana Shares are listed for trading on the ASX, TSX and NZX under the symbol "OGC".

Subco is a corporation incorporated under the BCBCA and a wholly owned subsidiary of Oceana. Subco was formed for the purpose of completing the Arrangement and has not carried on any business.

See "Information Concerning Oceana" and "Information Concerning the Combined Company" in this Circular for a description of Oceana and the Combined Company after giving effect to the Arrangement.

Exchange Procedure and Letter of Transmittal

Oceana expects to retain Computershare as the Exchange Agent to handle the exchange of Pacific Shares for Oceana Shares. Oceana will prepare a letter of transmittal and will instruct the Exchange Agent to mail, forthwith following completion of the Arrangement, the letter of transmittal to each former Registered Shareholder who held Pacific Shares immediately prior to completion of the Arrangement. The letter of transmittal will set out the details of the procedures to be followed by each former Registered Shareholder for delivering the share certificate(s) held by such former Registered Shareholder to the Exchange Agent. Pacific Shareholders owning Pacific Shares that are registered in the name of an intermediary must contact their intermediary to arrange for the surrender of their share certificate(s).

Provided that a former Pacific Shareholder has returned a properly completed and executed letter of transmittal, and has presented and surrendered to the Exchange Agent the share certificate(s) which immediately prior to the Effective Time represented such former Pacific Shareholder's outstanding Pacific Shares that were exchanged under the Arrangement, together with such other documents and instruments as the Exchange Agent may reasonably require as set forth in the letter of transmittal, as soon as practicable following the Effective Date, Oceana will cause the Exchange Agent to forward or cause to be forwarded a share certificate representing Oceana Shares to such former Pacific Shareholder (or make available at the Exchange Agent's offices for pick-up by the former Pacific Shareholder if specified as such in the letter of transmittal).

If a former Pacific Shareholder fails to return a properly completed and executed letter of transmittal and/or present and surrender the share certificate(s) representing such former Pacific Shareholder's Pacific Shares in accordance with the letter of transmittal, such former Pacific Shareholder will not be entitled to receive Oceana Shares payable to that former Pacific Shareholder until the former Pacific Shareholder delivers a properly completed and executed letter of transmittal and such share certificate(s) to the Exchange Agent.

Pacific Shareholders should not send share certificate(s) representing Pacific Shares with the enclosed proxy. Certificate(s) representing Pacific Shares should not be forwarded to the Exchange Agent unless and until Pacific Shareholders receive the letter of transmittal and instructions from the Exchange Agent following the completion of the Arrangement.

See "The Arrangement — Exchange Procedure and Letter of Transmittal".

Cancellation of Rights after Six Years

To the extent that a former Pacific Shareholder has not complied with the provisions of the Arrangement described above under the heading "Exchange Procedure and Letter of Transmittal" on or before the date that is six years after the Effective Date, then the Oceana Shares that such former Pacific Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Oceana Shares will be delivered to Oceana by the Exchange Agent and the interest of the former Pacific Shareholder in the Oceana Shares to which it was entitled will be terminated on the date that is six years after the Effective Date.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 288 of the BCBCA. On October 22, 2013, Pacific obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on November 22, 2013, or as soon thereafter as counsel for Oceana may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Oceana Shares issued pursuant to the Arrangement will not be registered under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and that the Final Order will constitute the basis for such exemption.

Under the terms of the Interim Order, each Pacific Shareholder, as well as creditors of Pacific, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Pacific at the address set out below, on or before 4:00 p.m. (Pacific time) on November 20, 2013, a Response to Petition ("Response"), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Pacific at the following address:

Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, B.C. V6C 0A3
Attention: Brook Greenberg

Pacific Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

See "The Arrangement – Shareholder and Court Approvals".

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Pacific Board, Pacific Shareholders should be aware that members of the Pacific Board and the executive officers of Pacific have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Pacific Shareholders generally.

All benefits received, or to be received, by directors or executive officers of Pacific as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Pacific or the Combined Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Pacific Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

See "The Arrangement – Interests of Directors and Executive Officers of Pacific in the Arrangement".

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, Pacific has agreed to, among other things, call the Meeting to seek approval of the Arrangement Resolution by the Pacific Shareholders and, if approved, apply to the Court for the Final Order.

See "The Arrangement Agreement."

Fractional Interest

No fractional Oceana Shares shall be issued to former Pacific Shareholders. The number of Oceana Shares to be issued to former Pacific Shareholders will be rounded up to the nearest whole Oceana Share in the event that a former Pacific Shareholder is entitled to a fractional share representing 0.5 or more of an Oceana Share. The number of Ocean Shares shall be rounded down to the nearest whole Oceana Share in the event that a former Pacific Shareholder is entitled to a fractional share representing less than 0.5 of an Oceana Share and no additional compensation shall be paid to the former Pacific Shareholder.

See "The Arrangement – Fractional Interest".

Rights of Dissent

Registered Shareholders have Dissent Rights with respect to the Arrangement. Any Registered Shareholder who dissents from the Arrangement Resolution in accordance with Sections 237 to 247 of the BCBCA, as amended by the Plan of Arrangement, the Interim Order and the Final Order, will be entitled to be paid by Pacific the fair value of the Pacific Shares held by the Pacific Shareholder, determined as at the point in time immediately before the Arrangement Resolution is approved by the Pacific Shareholders. The Dissent Rights must be strictly complied with in order for a Registered Shareholder to receive cash representing the fair value of Pacific Shares held.

To exercise the Dissent Rights a written notice of objection to the Arrangement Resolution must be received by Pacific, c/o DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 Attention: Corey Dean by 3:00 p.m. (Pacific time) on November 19, 2013, or two business days prior to any adjournment of the Meeting.

See "Rights of Dissenting Shareholders" in this Circular.

Income Tax Considerations

Pacific Shareholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see "Certain Canadian Federal Income Tax Considerations". Such summary is not intended to be legal or tax advice to any particular Pacific Shareholder.

Canadian Securities Laws

Qualification and Resale of Oceana Shares

The Oceana Shares to be issued in exchange for Pacific Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute "control distributions", Oceana Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort has been made to prepare the market or create demand for such Oceana Shares.

Ongoing Canadian Reporting Obligations

Pacific is a reporting issuer (or the equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. The Pacific Shares currently trade on the TSX. After the Arrangement, Oceana intends to delist the Pacific Shares from the TSX, and Oceana will apply to the applicable Canadian Securities Authorities to have Pacific cease to be a reporting issuer.

See "Securities Law Matters – Canadian Securities Laws".

U.S. Securities Laws

Issuance and Resale of Oceana Shares

The Oceana Shares to be issued and distributed in connection with the Arrangement to Pacific Shareholders are not required to be, and will not be, registered under the U.S. Securities Act. Such Oceana Shares will be issued and distributed in reliance upon the Section 3(a)(10) Exemption. Except with respect to holders of Oceana Shares who were affiliates of Oceana within 90 days prior to the Effective Date of the Arrangement or are affiliates of Oceana after the Effective Date of the Arrangement, the Oceana Shares to be issued pursuant to the Arrangement will not be subject to resale restrictions under the U.S. Securities Act.

See "Securities Law Matters – U.S. Securities Laws".

Ongoing United States Reporting Obligations

Pacific is subject to the periodic reporting requirements of the U.S. Exchange Act, and Pacific Shares currently trade on the OTCQX. After the Arrangement, Oceana intends to delist the Pacific Shares from the OTCQX, and subsequently deregister under the U.S. Exchange Act. Following deregistration, Pacific (and Oceana, as a successor) will cease to be subject to the reporting requirements of the U.S. Exchange Act.

See "Securities Law Matters – U.S. Securities Laws".

GENERAL PROXY INFORMATION

Date, Time and Place of Meeting

The Meeting will be held on Thursday, November 21, 2013, at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time).

Solicitation of Proxies

Pacific will conduct its solicitation by mail, and officers and employees of Pacific may, without receiving special compensation, also telephone or make other personal contact with Pacific Shareholders. In addition, Pacific has retained the services of Laurel Hill to assist with Pacific's shareholder communication and solicitation of proxies. In connection with these services, Laurel Hill will receive a fee of $25,000 plus reasonable out-of-pocket expenses. Interested Pacific Shareholders may contact Laurel Hill toll free (North America) at: 1-877-452-7184 or outside North America collect: 416-304-0211, or by email: assistance@laurelhill.com. Pacific will pay the cost of solicitation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of Pacific. A Pacific Shareholder has the right to appoint a person (who need not be a Pacific Shareholder) to represent them at the Meeting as an alternative to the persons designated in the form of proxy provided by Pacific. To exercise this right, the Pacific Shareholder should strike out the name of the management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.

In order to be effective, a proxy must be deposited at the office of Computershare, no later than 3:00 p.m. (Pacific time) on November 19, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)

complete, date and sign the proxy and return it to Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or

(c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions given on the website and must refer to the proxy for the control number.

Any Pacific Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, his attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Pacific, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-registered holders of Pacific Shares who wish to revoke their proxy must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

Proxy Voting

All Pacific Shares represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Pacific Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote FOR all of the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Advice to Beneficial Holders of Pacific Shares

The information set forth in this section is of significant importance to many Pacific Shareholders, as a substantial number of Pacific Shareholders do not hold Pacific Shares in their own names. Beneficial Shareholders should note that only proxies deposited by Pacific Shareholders whose names appear on the records of Pacific as the registered holders of Pacific Shares can be recognized and acted upon at the Meeting. If Pacific Shares are listed in an account statement provided to a Pacific Shareholder by a broker, then in almost all cases those Pacific Shares will not be registered in the Pacific Shareholder’s name on the records of Pacific. Such Pacific Shares will more likely be registered under the name of the Pacific Shareholder’s broker or an agent of that broker. In Canada, the majority of such Pacific Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). Pacific Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Pacific Shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Pacific Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings of Pacific Shareholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Pacific Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge typically mails a scannable voting instruction form ("VIF") instead of the form of proxy. The Beneficial Shareholder is asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote the Pacific Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Pacific Shares to be represented at the applicable meeting.

There are two kinds of non-registered holders: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). Pacific may utilize the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

A Beneficial Shareholder receiving a VIF cannot use that VIF to vote Pacific Shares directly at the Meeting, as the VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Pacific Shares voted. Should a Beneficial Shareholder wish to attend and vote at the Meeting in person, the Beneficial Holder must insert his or her name (or the name of such other person as the Beneficial Holder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided.

Pacific will pay for intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs.

Notice and Access

Pacific is not sending this Circular using notice-and-access, as defined under National Instrument 54-101, to Registered Shareholders or Beneficial Shareholders.

Quorum

A quorum for the Meeting is one Pacific Shareholder present or represented by proxy at the Meeting.

Principal Holders of Pacific Shares

As at October 22, 2013, Pacific had 210,951,708 Pacific Shares issued and outstanding. Each Pacific Share outstanding on the Record Date carries the right to one vote.

To the knowledge of the directors and executive officers of Pacific, except as set forth below, no person, as of the date of this Circular, beneficially owned, directly or indirectly, or exercised control or direction over, Pacific Shares carrying 10% or more of the voting rights attached to all issued Pacific Shares (based on information available to Pacific at the date of this Circular).

Name	Number of Common Shares Beneficially Owned Controlled or Directed (Directly or Indirectly)	Percentage of Issued and Outstanding Common Shares as of October 22, 2013
Oceana	42,150,000	19.98%

THE ARRANGEMENT

Background to the Arrangement

As Oceana holds approximately 19.98% of the issued and outstanding Pacific Shares, and Oceana is therefore a related party of Pacific, Pacific and Oceana have taken steps to ensure that the provisions of the Arrangement Agreement and the Pacific Loan have been arrived at as a result of arm's length negotiations conducted between the Special Committee and Oceana, and their respective legal and financial advisors. The following is a summary of the background to Pacific and Oceana entering into the Arrangement Agreement and the Pacific Loan.

During 2012, representatives of Pacific had various discussions with parties with a view to securing financing or a partner to assist Pacific in resolving the El Dorado Project permitting impasse, including legal recourse.

Potential transaction structures explored included equity financings, change of control transactions and various other financing alternatives. A number of parties expressed interest and signed confidentiality agreements ("CA's") with Pacific in this regard. Entities that signed CA's were given access to an electronic data room containing information relevant to Pacific's business, operations and properties.

After initial discussions in the summer of 2012, Oceana signed a CA with Pacific on August 2, 2012 and was provided access to Pacific's electronic data room.

Members of Oceana's management and technical teams visited the El Dorado property in the company of representatives of Pacific in August 2012 in order to conduct on-site due diligence.

In October 2012, Pacific closed a non-brokered private placement financing whereby Oceana purchased 42,150,000 Pacific Shares (representing approximately 19.98% of the issued and outstanding Pacific Shares) at a price of $0.10 per share, for total gross proceeds of $4,215,000.

Oceana, along with its consultants and financial and legal advisers, continued due diligence investigations over the next 11 months, including a review of technical, environmental, legal, tax, accounting, and financial matters in respect of Pacific, including a second site visit to the El Dorado property in May 2013.

During August of 2013, discussions were had between Pacific's CEO and Oceana's CEO regarding potential financing opportunities.

On September 2, 2013, Pacific received a letter from Oceana formally expressing its board’s support for an acquisition of Pacific subject to due diligence. On September 3, 2013, the Chair of Oceana and the Chair of Pacific discussed the merits of an acquisition of Pacific by Oceana, the due diligence still required by Oceana and the financial terms on which both companies would be willing to consider such a transaction. On September 4, 2013, Oceana delivered to Pacific an indicative, non-binding, written expression of interest (a “Proposed Offer”) to acquire all of the Pacific Shares not currently owned by Oceana, which expression of interest included a request for exclusivity (on a binding basis) for a specified period of time.

On September 4, 2013, as a matter of good corporate governance and considering it to be in the best interests of Pacific as a whole to do so, the Pacific Board appointed the Special Committee with a mandate that included, among other things, the review of all aspects of the Proposed Offer and providing the Special Committee with authority to take all necessary steps to assess the Proposed Offer and alternatives thereto. The Pacific Board determined that the members of the Special Committee, composed of Catherine McLeod-Seltzer, Tim Baker and David Fagin, were independent and free from any potential conflict of interest with respect thereto.

On September 4, 2013, immediately following the meeting of the Pacific Board at which the Special Committee was appointed, the Special Committee met to appoint its chair, Catherine McLeod-Seltzer, and to discuss the next steps to be taken by the Special Committee in its evaluation of a Proposed Offer from Oceana and alternatives thereto. It was determined at this Special Committee meeting that Ms. McLeod-Seltzer would contact the Chairman of Oceana to convey the following:

  that the Special Committee would be willing to consider a formal offer on appropriate terms;

  that the directors and officers of Pacific would be willing to consider entering into lock -up agreements should an offer be made that was supported by the Special Committee; and

  that the Special Committee was not in favour of a binding period of exclusivity for due diligence, given the amount of due diligence that had already been undertaken by Oceana, and that the Special Committee would require a formal offer as soon as possible or would consider an exclusivity period upon payment of appropriate consideration.

Oceana was not prepared to make a formal offer at that time and accordingly no period of exclusivity was agreed upon. Oceana and Pacific and their legal advisors continued their discussions regarding a possible acquisition pursuant to the proposed Arrangement as well as the Pacific Loan.

Members of Pacific management and the Chair of the Special Committee had ongoing discussions with Oceana in the following weeks regarding due diligence items and specific deal terms.

On September 12, 2013, the Special Committee, with Thomas C. Shrake, Pacific's President and CEO, attending as a guest, met to review matters discussed in conversations held between Mr. Shrake and Oceana’s CEO, between the Chair of the Special Committee and Canaccord (in respect of their potential engagement as financial advisors to the Special Committee) and to update the Special Committee members on the ongoing due diligence process.

In-person meetings between the Chair of the Special Committee and the Chair of Oceana occurred on September 19, 2013, and between the Chair of Pacific and the CEO of Oceana on September 22, 2013. Discussion during these meetings focused primarily on the terms and other details of the proposed acquisition.

On September 25, 2013, the Special Committee, with Tom Shrake attending as a guest, met to discuss the outcome of the in-person discussions held between the Chair of the Special Committee and Oceana representatives and to discuss various logistical aspects of the proposed transaction.

Discussions between Oceana’s CEO and the Chair of the Special Committee on September 30, 2013 focused on important terms regarding financial support for Pacific during the period prior to the completion of the proposed Arrangement, the amount of the Termination Fee and Oceana's rights to match a Superior Proposal.

On September 30, 2013, after having discussed with and met with Canaccord a number of times since September 4, 2013, Pacific entered into an engagement agreement with Canaccord to have Canaccord act as its financial advisor to, among other things, evaluate and advise with respect to a potential transaction whereby Oceana would acquire all of the issued and outstanding Pacific Shares it does not already own.

On September 30, 2013, Pacific entered into an engagement agreement with Evans & Evans for the preparation of the Valuation Report and the Fairness Opinion with respect to a potential transaction whereby Oceana would acquire all of the issued and outstanding Pacific Shares it does not already own.

On October 1, 2013, the Special Committee met with Tom Shrake, DuMoulin Black LLP, Canaccord and Evans & Evans in attendance, to hear presentations from Canaccord (as financial advisors) and Evans & Evans (as experts who prepared the Valuation Report and the Fairness Opinion) and to hear an update on the progress of Oceana’s due diligence process, as well as other transaction-related details.

Between October 1st and 4th, 2013, a member of Oceana's management team visited Pacific's Salvadoran legal counsel in the company of a representative of Pacific in order to conduct legal and title due diligence.

On October 4, 2013, the Chair of the Special Committee and the Chair of Oceana discussed the final share exchange ratios and agreed to financial terms, subject to the approval of the Pacific Board and the board of directors of Oceana.

During the period from September 30, 2013 to October 7, 2013, Pacific and Oceana exchanged drafts of, and negotiated the terms of, the Arrangement Agreement and the other related agreements, under which Oceana would acquire all of the issued and outstanding Pacific Shares it did not already own as well as documents in respect of financing and security for the Pacific Loan. Discussions continued on the appropriate share exchange ratio and other critical terms of the Arrangement Agreement, including non-solicitation provisions, fiduciary “out” provisions, the amount of the Termination Fee and the conditions upon which it would be payable, the right to match Superior Proposals, and termination provisions including Dissent Rights and the proposed terms of the Pacific Loan.

On the morning of Sunday, October 6, 2013, the Special Committee met with Canaccord, Evans & Evans and DuMoulin Black LLP. The Special Committee was advised of the terms on which Oceana was prepared to make its formal offer, the status of the Arrangement Agreement and other related agreements including related to the Pacific Loan. Canaccord provided financial and strategic advice as to the potential transaction with Oceana and gave its presentation on the work undertaken by it in respect thereof. Evans & Evans then gave its presentation on the work undertaken and methodology used by it for the purpose of preparing the Valuation Report and the Fairness Opinion. Throughout the presentations, members of the Special Committee asked various questions to Canaccord and Evans & Evans. At the end of each of the presentations, Canaccord provided its advice and Evans & Evans provided a verbal fairness opinion and advised that it would be able to deliver the written Fairness Opinion and the Valuation Report confirming its advice promptly and in any event soon after the Arrangement Agreement was executed. After a detailed discussion relating to the risks and opportunities with respect to the Arrangement, the Special Committee unanimously determined:

  that the Arrangement is in the best interests of Pacific;

  that the Consideration to be received by the Pacific Shareholders is fair to the Pacific Shareholders; and

  that it would recommend to the Pacific Board that it approve the Arrangement Agreement and the Pacific Loan.

Immediately after the Special Committee meeting, the Pacific Board met to consider the Arrangement Agreement and the Arrangement. One director of Pacific, William Myckatyn, is also a director of Oceana and therefore did not attend this meeting. Mr. Myckatyn abstained from voting on all matters related to the proposed Arrangement and the Pacific Loan.

Based upon the recommendation of the Special Committee, and after consultation with its financial and legal advisors, the Pacific Board (with Mr. Myckatyn abstaining) unanimously:

  resolved that the Arrangement is in the best interests of Pacific;

  resolved that the Consideration to be received by the Pacific Shareholders is fair to the Pacific Shareholders;

  approved the Arrangement, the Arrangement Agreement, the Voting Agreement and the Pacific Loan and documents related thereto; and

  resolved to recommend that Pacific Shareholders vote in favour of the Arrangement Resolution.

On the night of Monday, October 7, 2013, the Arrangement Agreement, the Voting Agreement and the documents related to the Pacific Loan were concluded and executed following approval thereof by the board of directors of Oceana. A joint press release announcing the Arrangement was issued on Tuesday, October 8, 2013 by Oceana and Pacific prior to the opening of trading on the TSX.

Special Committee

The Special Committee of directors appointed by the Pacific Board was formed to, among other things, consider the Arrangement and make recommendations to the Pacific Board with respect to any such proposed transaction. The Special Committee retained Canaccord to act as its financial advisor and Evans & Evans to provide the Valuation Report and the Fairness Opinion.

After careful consideration, including a thorough review of the Arrangement Agreement, the advice of Canaccord as its financial advisor, the Valuation Report and the Fairness Opinion, as well as a thorough review of other matters, including matters discussed below, and taking into account the best interests of Pacific and the impact on Pacific stakeholders and consultation with its financial and legal advisors, the Special Committee unanimously determined that the Arrangement is fair to Pacific Shareholders and in the best interests of Pacific. Accordingly, the Special Committee unanimously recommended that the Pacific Board approve the Arrangement and enter into the Arrangement Agreement.

Recommendation of the Pacific Board

After careful consideration, including a thorough review of the Arrangement Agreement, the advice of Canaccord as its financial advisor, the Valuation Report and the Fairness Opinion, as well as a thorough review of other matters, including those discussed below, and on the unanimous recommendation of the Special Committee, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) determined that the Consideration under the Arrangement is fair to Pacific Shareholders (other than Oceana and affiliates), and that the Arrangement is in the best interests of Pacific. Accordingly, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) approved the Arrangement and recommends that Pacific Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation

The Pacific Board believes that the Arrangement is fair to Pacific Shareholders and in the best interests of Pacific. Accordingly, the Pacific Board unanimously (other than one abstaining common director, William Myckatyn) approved the Arrangement and recommends that Pacific Shareholders vote their Pacific Shares in favour of the Arrangement Resolution.

In reaching its conclusion that the Arrangement is fair to Pacific Shareholders and in the best interest of Pacific, and in making its recommendation to Pacific Shareholders, the Pacific Board considered and relied upon a number of factors, including:

1.

The Consideration of 0.04006 of an Oceana Share for each Pacific Share to be received by Pacific Shareholders pursuant to the Arrangement Agreement represents a 50% premium to the 20 day volume-weighted average trading price of the Pacific Shares on the TSX prior to the announcement of the Arrangement, and represents a 73% premium over the closing price of Pacific Shares on the TSX on October 7, 2013, the day prior to the announcement of the Arrangement.

2.	The advice of its financial advisor, Canaccord.

3.

The Fairness Opinion, which concluded that the consideration offered to Pacific Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pacific Shareholders (other than Oceana and its affiliates) and the Valuation Report. See "The Arrangement – Valuation Report and Fairness Opinion" and Appendix D - "Fairness Opinion".

4.

Each director and officer of Pacific has entered into a Voting Agreement with Oceana pursuant to which, and subject to the terms thereof, they have agreed to vote their Pacific Shares in favour of the Arrangement Resolution. See "The Arrangement - Voting Agreements".

5.

Pacific Shareholders will receive Oceana Shares under the Arrangement which will provide them with an opportunity to participate in a gold producer through an all-share transaction that allows continued exposure to the development of the El Dorado Project in El Salvador with stronger financial stability.

6.	Historical market prices and trading information with respect to the Pacific Shares and the Oceana Shares.

7.	Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Pacific, Oceana and the Combined Company.

8.	The terms of the Arrangement Agreement, which permit the Pacific Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Oceana in certain circumstances.

9.

The requirement that the Arrangement Resolution be passed by (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors.

10.

The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Pacific Shareholders will be considered.

11.	The availability of Dissent Rights to the Registered Shareholders with respect to the Arrangement.

12.

The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisors, and the terms of the Arrangement are reasonable in the judgment of the Special Committee.

13.

The Arrangement is for 100% of the Pacific Shares and, under the Plan of Arrangement, all Pacific Shareholders are treated identically and no Pacific Shareholder will receive any "collateral benefit" as defined in MI 61-101.

The Pacific Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

1.	The risks to Pacific if the Arrangement is not completed, including the costs to Pacific in pursuing the Arrangement.

2.

The terms of the Arrangement Agreement in respect of restricting Pacific from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal.

3.	The Termination Fee payable to Oceana in certain circumstances, including if Pacific enters into an agreement with a third party to acquire Pacific that constitutes a Superior Proposal.

4.	The conditions to Oceana’s obligations to complete the Arrangement, including that holders of no more than 10% of the issued and outstanding Pacific Shares shall have exercised Dissent Rights.

5.	The right of Oceana to terminate the Arrangement Agreement under certain limited circumstances.

6.	The business, operations, assets, financial performance and condition, operating results and prospects of Oceana, including the long-term expectations regarding Oceana’s operating performance.

See "The Arrangement – Valuation Report and Fairness Opinion" and the financial statements of Oceana incorporated by reference into this Circular.

The Pacific Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors Relating to the Arrangement" in this Circular and "Risk Factors" in Schedule H to this Circular.

The foregoing summary of the information and factors considered by the Pacific Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Pacific Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Pacific Board’s recommendation was made after considering all of the above-noted factors and in light of the Pacific Board’s knowledge of the business, financial condition and prospects of Pacific, and was also based on the advice of financial advisors and legal advisors to the Pacific Board. In addition, individual members of the Pacific Board may have assigned different weights to different factors.

Valuation Report and Fairness Opinion

Evans & Evans was retained to provide a formal valuation and an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Pacific Shareholders pursuant to the Arrangement Agreement. Evans & Evans delivered the Valuation Report and the Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Pacific Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Pacific Shareholders (other than Oceana and its affiliates). The full text of the Valuation Report and the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Valuation Report and the Fairness Opinion, are attached as Appendices C (Valuation Report) and D (Fairness Opinion) to this Circular. The summaries of the Valuation Report and the Fairness Opinion described in this Circular are qualified in their entirety by reference to the full text of the Valuation Report and the Fairness Opinion.

Under the engagement letter with Evans & Evans, Pacific has agreed to pay a fee of $24,250 plus GST and out-of-pocket disbursements to Evans & Evans for its services, no portion of which is contingent on the substance of the Valuation Report and the Fairness Opinion. Pacific has also agreed to indemnify Evans & Evans against certain liabilities in connection with its engagement.

The Valuation Report and the Fairness Opinion are not a recommendation to any Pacific Shareholder as to how to vote or act on any matter relating to the Arrangement. The Valuation Report and the Fairness Opinion are two of a number of factors that were taken into consideration by the Pacific Board in making its determination to recommend that the Pacific Shareholders vote in favour of the Arrangement Resolution.

The Pacific Board urges Pacific Shareholders to read each of the Valuation Report and the Fairness Opinion carefully and in its entirety. See Appendices C and D of this Circular.

Independence

The Special Committee was satisfied that Evans & Evans is independent of all “interested parties” (as such term is defined for the purposes of MI 61-101) to the Arrangement. Neither Evans & Evans, nor any of its "affiliated entities" (as such term is defined for the purposes of MI 61-101): (a) is an “associated entity” or “affiliated entity” or “issuer insider” of the “interested party” as each such term is used in MI 61-101; (b) is not acting as an advisor to the interested party in respect of the Arrangement; (c) is (i) a manager or co-manager of a soliciting dealer group for the Arrangement; or (ii) a member of a soliciting dealer group for the Arrangement, if the valuator, in its capacity as a soliciting dealer, performs services beyond the customary soliciting dealer’s function or receives more than the per security or per securityholder fees payable to other members of the group; and (d) does not have a material financial interest in the completion of the Arrangement.

Evans & Evans does not have a material financial interest in future business under an agreement, commitment or understanding involving Pacific, the interested party or an associated or affiliated entity of Pacific or the interested party. Evans & Evans and its affiliated entities have not, during the 24 months prior to the date of its retention by the Special Committee: (a) had a material involvement in an evaluation, appraisal or review of the financial condition of the interested party, or an associated or affiliated entity of the interested party (as such term is defined for the purposes of MI 61-101), other than Pacific; (b) had a material involvement in an evaluation, appraisal or review of the financial condition of Pacific or an associated or affiliated entity of Pacific; (c) acted as a lead or co-lead underwriter of a distribution of securities by the interested party, or acted as a lead or co-lead underwriter of a distribution of securities by Pacific if the retention of the underwriter was carried out at the direction or request of the interested party or paid for by the interested party; or (d) had a material financial interest in a transaction involving the interested party or Pacific. In addition, neither Evans & Evans nor its affiliated entities are: (i) a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement; or (ii) a lender of a material amount of indebtedness in a situation where the interested party or Pacific is in financial difficulty, and the Arrangement would reasonably be expected to have the effect of materially enhancing the lender’s position.

Qualifications of Evans & Evans

The Special Committee was satisfied that Evans & Evans is qualified to act as valuator and to provide the Valuation Report and Fairness Opinion. The Special Committee selected Evans & Evans as a valuator on the basis that: (a) it is a leading boutique investment bank with experience in providing a full range of services including capital formation assistance, mergers and acquisitions advice, valuation and fairness opinions, business due diligence, business planning and research, and market and competitive research; and (b) Evans & Evans has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations. The form and content of the Valuation Report and the Fairness Opinion have been approved for release by the principals of Evans & Evans, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Voting Agreements

The Locked-up Shareholders, in aggregate holding approximately 2.49% of the Pacific Shares (as of October 22, 2013), have entered into Voting Agreements with Oceana and Subco pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to support the Arrangement Resolution and duly complete, on or before the fifth Business Day prior to the Meeting, and cause to be validly deposited forms of proxy in respect of all of the Locked-up Shares, and any other documents required in accordance with the Arrangement.

Their respective obligations under the Voting Agreements may be terminated at any time upon the written agreement of Oceana, Subco and the Locked-up Shareholders, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix B of this Circular.

The purpose of the Arrangement is to effect the acquisition of all of the issued and outstanding Pacific Shares by Oceana, other than those Pacific Shares already owned by Oceana. Pursuant to the Arrangement Agreement, Pacific and Oceana have agreed to complete the Arrangement pursuant to which, among other things, (i) Oceana will acquire all of the issued and outstanding Pacific Shares, other than the Pacific Shares already owned by Oceana, in exchange for Oceana Shares to be issued to the Pacific Shareholders, and (ii) Oceana will transfer the Pacific Shares to Subco. Upon completion of the Arrangement, Pacific will be an indirect wholly owned subsidiary of Oceana.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Pacific time) on a date to be determined which is expected to be on or about November 27, 2013. At the Effective Time, the following shall be deemed to occur sequentially in the following order:

1.

all rights issued under the Pacific Shareholder Rights Plan will be deemed to have expired and terminated and will have no further force or effect and the Pacific Shareholder Rights Plan will be deemed to have terminated and will have no further force or effect;

2.

each Pacific Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Pacific and Pacific shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement; See "Rights of Dissenting Shareholders";

3.

each Pacific Share held by a former Pacific Shareholder (other than a Dissenting Shareholder or Oceana or any subsidiary of Oceana) will be transferred to Oceana and in exchange therefor Oceana will issue, as consideration, Oceana Shares on the basis of 0.04006 of a fully paid and non-assessable Oceana Share for each Pacific Share;

4.

in accordance with the Pacific Option Plan, each holder of a Pacific Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Pacific Option, in lieu of such Pacific Common Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of Oceana Shares equal to the product of: (i) the number of Pacific Common Shares subject to such Pacific Option immediately prior to the Effective Time; and (ii) 0.04006. Each such Pacific Option shall continue to be governed by and subject to the terms of the Pacific Option Plan and any applicable agreements thereunder; and

5.	each Pacific Share held by Oceana will be transferred to Subco in consideration of the issue by Subco to Oceana of one common share of Subco for each Pacific Share so transferred.

See the Plan of Arrangement attached as Appendix B for additional information.

Pacific Loan

In connection with the Arrangement, Oceana has also agreed to advance to Pacific the Pacific Loan which provides that an aggregate of up to $1 million may be drawn by Pacific as needed for working capital purposes, subject to the terms contained in the Arrangement Agreement and the Promissory Note. These advances will be made with an interest rate of 10% per annum with a maturity date of October 7, 2014, subject to early repayment in certain circumstances. The Pacific Loan is also secured by a first priority pledge over 10% of Pacific’s holdings in its wholly owned subsidiary, Pacific Rim Cayman LLC. As of the date of this Circular, a total of $300,000 has been drawn down under the Promissory Note.

Oceana is a related party of Pacific and accordingly, the Pacific Loan is also subject to the rules contained in MI 61-101. A formal valuation in respect of the Pacific Loan and minority shareholder approval for the Pacific Loan are not required under sections 5.4 and 5.6 of MI 61-101, respectively, as Pacific is relying on the exemptions contained in subsections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of each of the Pacific Loan and the consideration therefor is not more than 25% of Pacific’s market capitalization.

Shareholder and Court Approvals

Pacific Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties or joint actors. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Arrangement

The BCBCA requires that the Court approve the Arrangement.

On October 22, 2013, Pacific obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time), on November 22, 2013, or as soon thereafter as counsel for Oceana may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised at or prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Oceana Shares issued pursuant to the Arrangement will not be registered under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and that the Final Order will constitute the basis for such exemption.

Under the terms of the Interim Order, each Pacific Shareholder, as well as creditors of Pacific, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Pacific at the address set out below, on or before 4:00 p.m. (Pacific time) on November 20, 2013, a Response, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Pacific at the following address:

Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, B.C. V6C 0A3
Attention: Brook Greenberg

Pacific Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Exchange Procedure and Letter of Transmittal

Oceana expects to retain Computershare as the Exchange Agent to handle the exchange of Pacific Shares for Oceana Shares. Oceana will prepare a letter of transmittal and will instruct the Exchange Agent to mail, forthwith following completion of the Arrangement, the letter of transmittal to each former Registered Shareholder who held Pacific Shares immediately prior to completion of the Arrangement. The letter of transmittal will set out the details of the procedures to be followed by each former Registered Shareholder for delivering the share certificate(s) held by such former Registered Shareholder to the Exchange Agent. Pacific Shareholders owning Pacific Shares that are registered in the name of an intermediary must contact their intermediary to arrange for the surrender of their share certificate(s).

Provided that a former Pacific Shareholder has returned a properly completed and executed letter of transmittal, and has presented and surrendered to the Exchange Agent the share certificate(s) which immediately prior to the Effective Time represented such former Pacific Shareholder's outstanding Pacific Shares that were exchanged under the Arrangement, together with such other documents and instruments as the Exchange Agent may reasonably require as set forth in the letter of transmittal, as soon as practicable following the Effective Date, Oceana will cause the Exchange Agent to forward or cause to be forwarded a share certificate representing Oceana Shares to such former Pacific Shareholder (or make available at the Exchange Agent's offices for pick-up by the former Pacific Shareholder if specified as such in the letter of transmittal).

If a former Pacific Shareholder fails to return a properly completed and executed letter of transmittal and/or present and surrender the share certificate(s) representing such former Pacific Shareholder's Pacific Shares in accordance with the letter of transmittal, such former Pacific Shareholder will not be entitled to receive Oceana Shares payable to that former Pacific Shareholder until the former Pacific Shareholder delivers a properly completed and executed letter of transmittal and such share certificate(s) to the Exchange Agent.

Pacific Shareholders should not send share certificate(s) representing Pacific Shares with the enclosed proxy. Certificate(s) representing Pacific Shares should not be forwarded to the Exchange Agent unless and until Pacific Shareholders receive the letter of transmittal and instructions from the Exchange Agent following the completion of the Arrangement.

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Pacific Shares, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Oceana Shares that such holder is entitled to receive in accordance with the terms of the Arrangement. When authorizing such delivery of a certificate representing Oceana Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such Oceana Shares is to be delivered shall, as a condition precedent to the delivery of certificates representing such Oceana Shares, give a bond satisfactory to Oceana and the Exchange Agent in such amount as Oceana and the Exchange Agent may direct, or otherwise indemnify Oceana and the Exchange Agent in a manner satisfactory to Oceana and the Exchange Agent, against any claim that may be made against Oceana or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions and provide such documents as may be required by the Exchange Agent, Oceana and the Articles of Pacific.

Cancellation of Rights after Six Years

To the extent that a former Pacific Shareholder has not complied with the provisions of the Arrangement described above under the headings "Exchange Procedure and Letter of Transmittal" and "Lost Certificates", as applicable, on or before the date that is six years after the Effective Date, then the Oceana Shares that such former Pacific Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Oceana Shares will be delivered to Oceana by the Exchange Agent and the interest of the former Pacific Shareholder in such Oceana Shares to which it was entitled will be terminated on the date that is six years after the Effective Date.

Fractional Interest

No fractional Oceana Shares shall be issued to former Pacific Shareholders. The number of Oceana Shares to be issued to former Pacific Shareholders will be rounded up to the nearest whole Oceana Share in the event that a former Pacific Shareholder is entitled to a fractional share representing 0.5 or more of an Oceana Share. The number of Oceana Shares will be rounded down to the nearest whole Oceana Share in the event that a former Pacific Shareholder is entitled to a fractional share representing less than 0.5 of an Oceana Share and no additional compensation shall be paid to such former Pacific Shareholder.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix B to this Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Oceana, Pacific and the Exchange Agent will be entitled to deduct and withhold from all dividends (including deemed dividends) or other distributions otherwise payable to any former Pacific Shareholder such amounts, if any, as Oceana, Pacific or the Exchange Agent is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former Pacific Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Interests of Directors and Executive Officers of Pacific in the Arrangement

In considering the recommendation of the Pacific Board, Pacific Shareholders should be aware that members of the Pacific Board and the executive officers of Pacific have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Pacific Shareholders generally.

All benefits received, or to be received, by directors or executive officers of Pacific as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Pacific. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Pacific Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

Pacific has employment agreements (the "Employment Agreements") with certain of its executive officers. The Employment Agreements provide for payments upon termination of the employment of such officers, including following a "change of control" of Pacific. Completion of the Arrangement will constitute a change of control of Pacific. Pursuant to the terms of the Employment Agreements, assuming the Arrangement is completed and the employment of such officers is terminated on November 27, 2013, the estimated payments would be as follows:

Officer	Position	Entitlement (1)(2) (before statutory withholding taxes)
Thomas C. Shrake	President and Chief Executive Officer	US$500,000
William T. Gehlen	VP Exploration	US$240,000
Barbara Henderson	VP Investor Relations and Corporate Secretary	Cdn$210,000
Total		Cdn$971,928(3)

____________________
Notes:

(1)	The actual amounts of these entitlements will depend on the date of closing of the Arrangement and the date the employment of such executive officers is terminated.
(2)	Pursuant to the terms of the Employment Agreements and assuming the Arrangement is completed and the employment of such executive officers is terminated on November 27, 2013.
(3)	Calculated using the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada on October 21, 2013, of $1.0297.

Pacific Shareholdings

As of October 22, 2013, the directors and officers of Pacific beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate of 5,262,260 Pacific Shares, which represented approximately 2.49% of the total number of outstanding Pacific Shares. All Pacific Shares held by the directors and officers of Pacific will be treated identically and in the same manner under the Arrangement as Pacific Shares held by any other Pacific Shareholders.

The following table sets out the names and positions of the directors and officers of Pacific and as of October 22, 2013, the number and percentage of Pacific Shares and Pacific Options owned, or over which control or direction was exercised, by each such director or officer of Pacific and, where known after reasonable enquiry, by their respective associates or affiliates:

	Number and Percentage	Number and Percentage of
Name and Office Held	of Pacific Shares(1)	Pacific Options(1)

Catherine McLeod-Seltzer Chairman and Director	4,002,300 1.90%	1,800,000 11.87%

Thomas C. Shrake President, Chief Executive Officer and Director	509,100(2) 0.24%	3,387,000 22.34%

William Myckatyn Lead Director	287,660(3) 0.14%	795,000 5.24%

David Fagin Director	223,000 0.11%	795,000 5.24%

Tim Baker Director	Nil N/A	420,000 2.77%

Steven Krause Chief Financial Officer	120,000 0.06%	1,500,000 9.89%

William T. Gehlen Vice President, Exploration	78,200 0.04%	1,250,000 8.25%

Barbara Henderson Vice President Investor Relations and Corporate Secretary	42,000 0.02%	1,450,000 9.56%

____________________
Notes:

(1)

A total of 210,951,708 Pacific Shares and 15,160,000 Pacific Options are currently outstanding. The information as to Pacific Shares beneficially owned or controlled by each director or officer is not within the knowledge of Pacific management and has been furnished by the respective individual.

(2)	Certain of which are held in the Tom and Anne Shrake Family Trust and the Thomas C. Shrake Exempt Trust.
(3)	149,660 Pacific Shares are held in Mr. Myckatyn's investment company, Lakefarm Inc.

Business Combination Under MI 61-101

Pacific is subject to MI 61-101, which is intended to regulate certain transactions to ensure equality of treatment among shareholders, generally by requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to a “business combination” (as defined in MI 61-101) that terminates the interests of shareholders without their consent.

MI 61-101 provides that, in certain circumstances, where an “interested party” (as defined in MI 61-101) of an issuer would, as a consequence of the transaction, directly or indirectly acquire the issuer in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101, and an issuer is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a copy of such valuation or a summary thereof. See “Valuation Report and Fairness Opinion” and see Appendices C and D for a copy of the Valuation Report and the Fairness Opinion, respectively. MI 61-101 also requires that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class, must be obtained.

Interested Parties under MI 61-101

Pursuant to MI 61-101, in determining whether minority approval for the Arrangement has been obtained, Pacific is required to exclude the votes attaching to the Pacific Shares beneficially owned or controlled by “interested parties”, being Oceana, and related parties and joint actors. To the knowledge of Pacific after reasonable inquiry, Pacific is required to exclude from the minority approval vote of the Pacific Shareholders on the Arrangement Resolution all of the votes associated with the 42,158,521 Pacific Shares beneficially owned or controlled by the following persons set out in the table below:

Number and Percentage of
Person or Entity	Relationship to Oceana	Pacific Shares(1)

Oceana	N/A	42,150,000 19.98%

James E. Askew	Chairman of the Board of Directors	3,521 0.0017%

Darren Klinck	Head of Business Development	5,000 0.0024%

William Myckatyn(2)	Non-Executive Director	287,660 0.136%

Total:		42,446,181 20.12%

____________________
Note:

(1)	A total of 210,951,708 Pacific Shares are currently issued and outstanding.
(2)	Mr. Myckatyn is the Lead Director of Pacific.

Treatment of Pacific Options

A total of 15,160,000 Pacific Options are currently outstanding. Following the completion of the Arrangement, and pursuant to the Plan of Arrangement, each Pacific Option will entitle the holder thereof to receive, upon exercise and in lieu of the Pacific Share to which such holder was previously entitled and for the same aggregate consideration payable therefor, 0.04006 of an Oceana Share. Each Pacific Option will otherwise have the same other terms and conditions, and will continue to be governed by and subject to the terms of the Pacific Option Plan, and the applicable stock option agreement thereunder.

The Pacific Option Plan provides that all Pacific Options terminate on the earlier of the expiry date or the date which is 30 days after the date on which the optionee ceases to be a director, officer, employee or consultant, subject to the provisions of any employment contract.

The terms of the Pacific Option Plan provide that the directors may change vesting provisions of the Pacific Options and change the termination provisions of the Pacific Options, provided that Pacific Options are not extended to a date which is beyond the original expiry date.

In connection with the Arrangement, on October 6, 2013, the Pacific Board passed a resolution:

(a)	to accelerate the vesting of all unvested Pacific Options, such that all Pacific Options became fully vested and exercisable on October 6, 2013; and

(b)

to extend the expiry date on termination of all Pacific Options held by the directors, officers, employees and consultants of Pacific or its subsidiaries, respectively, who cease to be directors, officers, employees or consultants of Pacific or its subsidiaries at any time during the time period commencing immediately prior to the Effective Date and ending on the first anniversary of the Effective Date, such expiry dates to be extended to the date which is the earlier of:

	(i)	the date which is 365 days from the Effective Date; and

	(ii)	the original expiry date of such Pacific Options (absent such termination).

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Pacific on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement and appended hereto as Appendix B. Copies of the Arrangement Agreement and the Plan of Arrangement are also available for inspection by Pacific Shareholders at Pacific's records office at 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5. Pacific Shareholders are encouraged to read the Arrangement Agreement, including the Plan of Arrangement, in its entirety.

On October 7, 2013, Pacific, Oceana and Subco entered into the Arrangement Agreement, pursuant to which Pacific, Oceana and Subco agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Oceana will acquire all of the issued and outstanding Pacific Shares which it does not already own. The terms of the Arrangement Agreement are the result of arm’s length negotiations between Pacific and Oceana and their respective advisors.

The Arrangement Agreement and the summary of its material terms and conditions in this Circular have been included to provide information about the terms and conditions of the Arrangement Agreement. They are not intended to provide any other public disclosure of factual information about Pacific, Oceana or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and conditions precedent contained in the Arrangement Agreement are made by Pacific, Oceana or Subco, as applicable, only for the purposes of the Arrangement Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties in connection with negotiating its terms, including as provided in the Disclosure Letter. In particular, in your review of the representations and warranties contained in the Arrangement Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Arrangement Agreement and were negotiated for the purpose of allocating contractual risk between the parties to the Arrangement Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality (including a Material Adverse Effect) different from those generally applicable to securityholders and to the public disclosure to Pacific Shareholders and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Arrangement Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular.

For the foregoing reasons, the representations, warranties, covenants and conditions precedent or any descriptions of them should not be read alone or relied upon as characterizations of factual information. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this Circular or incorporated by reference herein.

Representations and Warranties

The Arrangement Agreement contains a number of representations and warranties of Oceana, Subco and Pacific relating to, among other things: their corporate formation; corporate power; compliance with laws, permits, licences and constating documents; execution, delivery, authorization and enforceability of the Arrangement Agreement; financial statements; liabilities; taxes; material changes; interests in and title to property and assets; good standing of mining concessions; litigation; environmental matters; employment and employee benefits; authorized and issued capital; subsidiaries; and reporting issuer status, stock exchange listing, the due filing of required documents with Securities Authorities and the absence of misrepresentation in the public record.

The representations and warranties in the Arrangement Agreement expire on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Covenants

Covenants of Pacific Regarding the Conduct of Business

Pacific has covenanted in favour of Oceana that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Oceana in writing, Pacific will, and will cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, Pacific will not, nor will it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Oceana:

(a)

take any action except in the ordinary course of business of Pacific and its subsidiaries, and Pacific shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its notice of articles or articles; (ii) split, combine or reclassify any shares in the capital of Pacific or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Pacific Shares owned by any person or the securities of any subsidiary owned by a person other than Pacific other than, in the case of any subsidiary wholly owned by Pacific, any dividends payable to Pacific or any other wholly owned subsidiary of Pacific; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Pacific or its subsidiaries, or any Pacific Convertible Securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Pacific or its subsidiaries, other than (A) the issuance of Pacific Shares issuable pursuant to the terms of the outstanding Pacific Convertible Securities, (B) transactions in the ordinary course of business and consistent with past practices between two or more Pacific wholly owned subsidiaries or between Pacific and a Pacific wholly owned subsidiary, and (C) as required under applicable Law or existing Material Contracts; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Pacific or any of its subsidiaries, (v) amend the terms of any of its securities, other than the actions of the Pacific Board in accelerating the vesting of, and in extending the expiry date of, all Pacific Options held by the directors, officers, employees and consultants of Pacific or its subsidiaries, respectively, who cease to be directors, officers, employees or consultants of Pacific or its subsidiaries at any time during the time period commencing immediately prior to the Effective Date and ending on the first anniversary of the Effective Date, such expiry dates to be extended to the date which is the earlier of: (a) the date which is 365 days from the Effective Date; and (b) the original expiry date of such Pacific Options; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Pacific or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

except in the ordinary course of business consistent with past practice and other than the Pacific Loan and the Promissory Note, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Pacific or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $100,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Pacific Benefit Plans and other than in respect of the acceleration of and extension of the expiry dates of Pacific Options as described above, (i) grant to any officer, employee or director of Pacific or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase, (ii) make any loan to any officer, employee, or director of Pacific or any of its subsidiaries, (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Pacific or any of its subsidiaries, (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Pacific Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Pacific or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Pacific or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Pacific and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Pacific or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Pacific or any of its subsidiaries from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Pacific or any of its subsidiaries;

(i)

other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material permits from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pacific to consummate the Arrangement, or the other transactions contemplated by the Arrangement Agreement;

(m)	take any action or enter into any transaction that would preclude the Canadian tax

“bump” rules from applying upon an amalgamation or winding-up of Pacific (or its successor by amalgamation) including pursuant to paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of capital property distributed to Oceana for purposes of paragraph 88(1)(d) of the Tax Act, the amount determined under paragraph 88(1)(d);

(n)	fail to file or furnish with the SEC, on a timely basis, all reports and documents required to be filed by Pacific under the U.S. Exchange Act; or

(o)	agree, resolve or commit to do any of the foregoing.

Pacific has also covenanted in favour of Oceana that it will:

(a)

use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Pacific or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to the provisions provided below under the heading "Arrangement Agreement - Insurance and Indemnification", Pacific will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

(b)

subject to compliance with applicable competition or anti-trust laws, Pacific shall promptly notify Oceana in writing of any circumstance or development that, to the knowledge of Pacific, is or could reasonably be expected to constitute a Material Adverse Effect on Pacific.

Covenants of Pacific Relating to the Arrangement

Pacific has covenanted in favour of Oceana that it will and will cause its subsidiaries to perform all obligations required or desirable to be performed by Pacific or any of its subsidiaries under the Arrangement Agreement, co-operate with Subco and Oceana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Pacific shall and, where applicable, shall cause its subsidiaries to:

(a)	immediately defer the separation time of the rights issued pursuant to the Pacific Shareholder Rights Plan and continue to defer the separation time unless otherwise requested by Oceana;

(b)

promptly, and in any event within five business days following the date of the Arrangement Agreement, provide to Oceana (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Pacific and any third party pursuant to which confidential information of Pacific has been provided to such third party;

(c)

on or immediately prior to the Effective Date or on such earlier date as Oceana may request and as may be permitted, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Plan of Arrangement, it being understood that Pacific will have no obligation to take any such action until all other conditions to the Plan of Arrangement have been satisfied or waived;

(d)

subject to obtaining confirmation that insurance coverage is maintained as herein described, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Pacific Board to resign as Oceana may require, at the time and in the manner requested by Oceana, as of the Effective Date, with a nominee of Oceana to be appointed to the Pacific Board immediately after each such resignation;

(e)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Pacific or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Oceana reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Oceana with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Oceana’s outside counsel on an “external counsel” basis), in order for Oceana to provide its comments thereon, which shall be given due and reasonable consideration;

(f)

use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Third Party Consents;

(g)	elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Pacific not to have subsection 256(9) of the Tax Act apply;

(h)

Pacific will at all times keep Oceana apprised in all material respects of the status of the arbitration claim being heard at the International Center for the Settlement of Investment Disputes with respect to the El Dorado gold project and shall not settle or compromise any claim or consent to the entry of any judgment or make any material decisions with respect to such arbitration or materially advance such arbitration without the prior written consent of Oceana; and

(i)

defend all lawsuits or other legal, regulatory or other proceedings against Pacific challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement.

Covenants of Oceana Regarding the Performance of Obligations

Oceana has covenanted in favour of Pacific that it will and will cause its subsidiaries to, perform all obligations required or desirable to be performed by Oceana or any of Oceana’s subsidiaries under the Arrangement Agreement, co-operate with Pacific in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Oceana shall and where appropriate shall cause its subsidiaries to:

(a)	Oceana shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Oceana or any of Oceana’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Pacific reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Pacific with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Pacific’s outside counsel on an “external counsel” basis), in order for Pacific to provide its reasonable comments thereon;

(c)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Oceana challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby;

(e)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Oceana or Subco to consummate the Arrangement, or the other transactions contemplated by the Arrangement Agreement;

(f)

following the Effective Time, it will take all steps required and cause Pacific or its successor to take all steps required to fulfill the obligations of Pacific or its successor to deliver Oceana Shares on any exercise of Pacific Options;

(g)	subject to applicable Law (including the rules or policies of the TSX) vote any Pacific Shares beneficially owned by it in favour of the Arrangement;

(h)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Oceana Shares comprising the Consideration and all Oceana Shares that would be issued on the exercise of any Pacific Options outstanding at the Effective Time, subject only to satisfaction by Oceana of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(i)

from the date hereof until the earlier of (a) the Effective Date; and (b) the date of termination of the Arrangement Agreement; and (c) repayment of the Loan in full, make the Pacific Loan available to Pacific in a series of draws, provided that no Event of Default (as defined in the Promissory Note) has occurred and is continuing and provided that Pacific has delivered to Oceana the monthly Budget (as defined in the Promissory Note) acceptable to Oceana, acting reasonably, all on the terms and conditions of the Promissory Note, and Oceana shall disburse to Pacific the Principal Sum (as defined in the Promissory Note) upon the receipt by Oceana of written draw requests from Pacific from time to time pursuant to the terms of the Promissory Note, and Oceana shall record the Principal Sum from time to time on the Grid (as defined in the Promissory Note), all on the terms and conditions of the Promissory Note.

Oceana has also covenanted in favour of Pacific that:

(a)

if, at any time prior to the Effective Date, Oceana effects a split, consolidation or other alteration of the issued and outstanding Oceana Shares such that the Exchange ratio no longer reflects the intention of the Parties in relation to the effect of the exchange of shares contemplated by the Arrangement, the Parties shall make such adjustments to the Exchange ratio as, they together, acting in good faith, determine to be equitable in the circumstances. If the Parties cannot agree to such adjustments, such adjustments shall be determined by the accountants or the auditors of Oceana and Pacific, and the determination of such accountants or auditors shall be binding upon Oceana, Pacific and Pacific Shareholders; and

(b)

if, prior to the Effective Time, Oceana amalgamates or merges with or into any other corporation or other entity (other than an amalgamation or merger which does not result in any reclassification of the outstanding Oceana Shares or a change of the Oceana Shares into other shares), the board of directors of Oceana shall make commercially reasonable efforts to confirm that, pursuant to the Arrangement, Pacific Shareholders are entitled to receive, in lieu of the number of Oceana Shares to which they were theretofore entitled under the Arrangement, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of the transaction if, on the effective date or record date thereof, as the case may be, it had been the registered holder of the number of Oceana Shares to which such holder was entitled upon completion of the Arrangement.

Mutual Covenants

Each of the Parties to the Arrangement Agreement has covenanted and agreed that, except as contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)

it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations in the Arrangement Agreement, as described under the heading "Arrangement Agreement – Conditions", to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations in the Arrangement Agreement; in addition, subject to the terms and conditions of the Arrangement Agreement, none of the Parties will knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated in the Arrangement Agreement; and

(b)

it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the respective obligations of the Parties to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution will have been approved and adopted by the Pacific Shareholders at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Pacific and Oceana, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Oceana or Pacific which shall prevent the consummation of the Arrangement;

(d)

Oceana Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms; and

(g)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

Additional Conditions Precedent to the Obligations of Subco and Oceana

The Arrangement Agreement provides that the obligations of Subco and Oceana to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Subco and Oceana and may be waived by Subco and Oceana):

(a)

all covenants of Pacific under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Oceana shall have been duly performed by Pacific in all material respects, and Oceana shall have received a certificate of Pacific addressed to Oceana and dated the Effective Time, signed on behalf of Pacific by two senior executive officers of Pacific (on Pacific’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Pacific set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties (other than certain representations and warranties) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Pacific (it being a separate condition that certain representations and warranties of Pacific must be accurate in all respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Oceana shall have received a certificate of Pacific addressed to Oceana and dated the Effective Time, signed on behalf of Pacific by two senior executive officers of Pacific (on Pacific’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, (ii) which would render the Arrangement Agreement or the Voting Agreements unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to Pacific;

(d)

the Voting Agreements shall have been entered into by the Locked-up Shareholders and: (i) all representations and warranties made by Locked-Up Shareholders in the Voting Agreements shall be true and correct in all material respects, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the Locked- Up Shareholders shall have complied in all material respects with all covenants set forth in the Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Voting Agreements to which the Locked-Up Shareholders are party shall have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Oceana the right to terminate any of the Voting Agreements;

(e)

since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Pacific;

(f)

all approvals, consents, registrations, permits, authorizations and other considerations, including the Third Party Consents, required to be obtained from any Governmental Entity or other Person that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect with respect to Pacific, shall have been obtained;

(g)	holders of no more than 10% of the Pacific Shares shall have exercised Dissent Rights; and

(h)	Oceana shall have received an updated Title Opinion dated the Effective Date addressed to Oceana substantially upon the same terms and conditions as the Title Opinion.

The foregoing conditions will be for the sole benefit of Subco and Oceana and may be waived by them in whole or in part at any time.

Additional Conditions Precedent to the Obligations of Pacific

The Arrangement Agreement provides that the obligations of Pacific to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment of the following additional conditions (each of which is for the exclusive benefit of Pacific and may be waived by Pacific):

(a)

all covenants of Subco and Oceana under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Subco and Oceana in all material respects, and Pacific shall have received a certificate of Subco, addressed to Pacific and dated the Effective Time, signed on behalf of Oceana by two of its senior executive officers (on Oceana’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all representations and warranties of Subco and Oceana set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties (other than certain representations and warranties) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Subco or Oceana (it being a separate condition that certain representations and warranties of Subco and Oceana made must be accurate in all respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Pacific shall have received a certificate of Subco and Oceana, addressed to Pacific and dated the Effective Time, signed on behalf of each of Subco and Oceana by two senior executive officers of each of Subco and Oceana (on Subco’s or Oceana’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)

Oceana shall have delivered evidence satisfactory to Pacific of the approval of the listing and posting for trading on the TSX of the Oceana Shares comprising the Consideration and all Oceana Shares that would be issued on the exercise of any Pacific Options outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions.

Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of the Arrangement Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Pacific which are permitted or required by the Arrangement Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

Oceana and Subco may not exercise their rights to terminate the Arrangement Agreement pursuant to the Arrangement Agreement and Pacific may not exercise its right to terminate the Arrangement Agreement pursuant to the Arrangement Agreement unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the expiration of a period of fifteen business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, the Arrangement Agreement may not be terminated as a result of the cured breach.

Non-Solicitation

The Arrangement Agreement provides that except as otherwise provided in the non-solicitation provisions of the Arrangement Agreement, Pacific will not, directly or indirectly, through any Representative: (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Oceana or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

The Arrangement Agreement further provides that except as otherwise provided in the non-solicitation provisions of the Arrangement Agreement, Pacific will, and will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Pacific, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Pacific will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Pacific and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Pacific and its subsidiaries. Pacific agrees that, except as permitted by the Arrangement Agreement, neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of the Arrangement Agreement by Pacific, pursuant to the express terms of any such agreement, shall not be a violation of the non-solicitation provisions) and Pacific undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Pacific shall not be prevented from considering any Superior Proposal if the non-solicitation provisions are otherwise complied with.

Notwithstanding the sections of the Arrangement Agreement described in the two paragraphs above and any other provision of the Arrangement Agreement or of any other agreement between the Parties or between Pacific and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution at the Meeting, Pacific receives, without any breach by Pacific of the Arrangement Agreement, a bona fide unsolicited written Acquisition Proposal that the Pacific Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to be a Superior Proposal, then Pacific may, provided it is in compliance with the Arrangement Agreement:

(a)	furnish information with respect to Pacific and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Pacific shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Pacific to such person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Oceana; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

In the event it receives an Acquisition Proposal, Pacific shall promptly notify Oceana, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Pacific shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Oceana may reasonably request. Pacific shall keep Oceana fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Oceana with respect thereto.

Notwithstanding anything in the Arrangement Agreement to the contrary, but subject to the non-solicitation provisions, if at any time following the date of the Arrangement Agreement and prior to obtaining the Pacific Shareholder Approval at the Meeting, Pacific receives an Acquisition Proposal which the Pacific Board concludes in good faith constitutes a Superior Proposal, the Pacific Board may, subject to compliance with the procedures set forth in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement shall prohibit the Pacific Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Pacific prior to the Effective Time, if, in the good faith judgment of the Pacific Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Pacific Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Oceana of the Arrangement Agreement pursuant to its terms, Pacific shall pay the Termination Fee as required by the Arrangement Agreement. In addition, subject to the provisions of the Arrangement Agreement, nothing contained therein shall prevent Pacific or the Pacific Board from calling and holding a meeting of Pacific Shareholders, or any of them, requisitioned by Pacific Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

Right to Match

Pacific covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless:

(a)

Pacific has complied with its obligations under the Section of the Arrangement Agreement described above under the heading "Non-Solicitation" including providing to Oceana with a copy of the Superior Proposal; and

(b)

a period (the "Response Period") of five business days has elapsed from the date that is the later of (i) the date on which Oceana receives written notice from the Pacific Board that the Pacific Board has determined, subject only to compliance with the Arrangement Agreement relating to Oceana's right to match, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (ii) the date Oceana receives a copy of the Superior Proposal.

During the Response Period, Oceana will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration. The Pacific Board shall review any such offer by Oceana to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Oceana is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Oceana to be amended. If the Pacific Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Pacific Board, will cause Pacific to enter into an amendment to the Arrangement Agreement with Oceana incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect. If the Pacific Board determines that the Acquisition Proposal continues to be a Superior Proposal, Pacific may approve and recommend that Pacific Shareholders accept such Superior Proposal and may terminate the Arrangement Agreement pursuant to the section as described below under "Termination" in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Pacific Shareholders will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and Oceana will be afforded a new Response Period and the rights afforded in the Arrangement Agreement in respect of each such Acquisition Proposal.

Expenses and Termination Fees

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

If a Termination Fee Event occurs, Pacific will pay Oceana (by wire transfer of immediately available funds) the Termination Fee in accordance with the terms of the Arrangement Agreement.

For the purposes of the Arrangement Agreement, "Termination Fee Event" means the termination of the Arrangement Agreement:

(a)

by Oceana if the Pacific Board withdraws (and fails to reaffirm) its recommendation of the Arrangement (a "Change in Recommendation") (except where such Change in Recommendation which has led to the termination has been made solely because a Material Adverse Effect on Oceana has occurred), where Pacific is in default of its obligations under the Arrangement Agreement, or where the Pacific Board authorizes Pacific to enter into a binding agreement relating to a Superior Proposal;

(b)	by Pacific where the Pacific Board authorizes Pacific to enter into a binding agreement relating to a Superior Proposal; or

(c)

by Oceana where the Effective Time has not occurred on or before the Outside Date, or where the Meeting has not occurred on or before December 27, 2013 (provided that Oceana shall not have the right to terminate the Arrangement Agreement if the Effective Time has not occurred before the Outside Date or the Meeting does not occur on or before December 27, 2013 due to a failure of Oceana to fulfil its obligations under the Arrangement Agreement or as the result of a breach of a representation or warranty of Oceana), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Pacific shall have been made to Pacific or publicly announced by any person (other than Oceana, Subco or any of its affiliates) and within twelve months following the date of such termination:

(i) an Acquisition Proposal is consummated; or

(ii)

Pacific and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Pacific Board approves or recommends, an Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of the Arrangement Agreement, all references to "20%" in the definition of "Acquisition Proposal" will be deemed to be references to "50%".

If a Termination Fee Event occurs due to a termination of the Arrangement Agreement by Pacific described under (b) above, or by Oceana under (a) above, the Termination Fee will be payable simultaneously with the occurrence of such Termination Fee Event. However, if a Termination Fee Event occurs due to a termination of the Arrangement Agreement by Oceana pursuant to a breach by Pacific of its obligations under the Arrangement Agreement, the Termination Fee will be payable within two business days following such Termination Fee Event, and if a Termination Fee Event occurs by virtue of the completion of a bona fide Acquisition Proposal, the Termination Fee will be payable within two business days following the closing of that transaction.

Each of the Parties has acknowledged that the agreements contained in the Arrangement Agreement are an integral part of the transactions contemplated in the Arrangement Agreement and that, without those agreements, the Parties would not enter into the Arrangement Agreement. Each Party acknowledges that Termination Fees are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties. Pacific irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of the Arrangement Agreement under circumstances where Oceana is entitled to the Termination Fee and such Termination Fee is paid in full, Oceana shall be precluded from any other remedy against Pacific at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Pacific or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated hereby.

Nothing in the Arrangement Agreement will relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of the Arrangement Agreement, provided that no party will seek or obtain, or be obligated to pay, punitive or exemplary damages relating to the Arrangement Agreement or the transactions contemplated hereby, whether arising in tort or at law or equity.

Nothing in the Arrangement Agreement will preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

In no event will Pacific be obligated to pay to Oceana an amount in respect of the termination of the Arrangement Agreement that is, in aggregate, in excess of the Termination Fee.

Insurance and Indemnification

Oceana will, or will cause Pacific and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Pacific and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Oceana acknowledges and agrees that prior to the Effective Date, Pacific may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

Oceana agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Pacific and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

The provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Pacific has confirmed that it is acting as agent and trustee on their behalf. Furthermore, this section of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Pacific Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Pacific and Oceana ; or

(b)	by either Pacific or Oceana, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement pursuant to the provisions described in this section shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Pacific or Oceana from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non- appealable; or

(iii)

the Arrangement Resolution shall have failed to obtain the Pacific Shareholder Approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement pursuant to the provisions described in this section if the failure to obtain the Pacific Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	by Oceana, if:

(i)

prior to obtaining the Pacific Shareholder Approval, the Pacific Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Oceana or fails to reaffirm its recommendation of the Arrangement within three business days (and in any case prior to the Meeting) after having been requested in writing by Oceana to do so, in a manner adverse to Oceana, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three business days (or beyond the date which is one day prior to the Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”);

(ii)

any of the mutual conditions precedent or conditions precedent to the obligations of Oceana and Subco, as set out in the Arrangement Agreement, is not satisfied, and such condition is incapable of being satisfied by the Outside Date provided, however, that Oceana may not terminate the Arrangement Agreement: (a) if the representations, warranties and covenants in the Voting Agreements are not true and correct in all material respects and such Voting Agreements are not terminated if Pacific Shareholder Approval is obtained at the Meeting; or (b) if the updated Title Option to be delivered to Oceana dated the Effective Date is not in the same form as the Title Opinion, unless the reasons for such change(s) in the form of the updated Title Opinion constitute a Material Adverse Effect with respect to Pacific;

(iii)

subject to the notice and cure provisions in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pacific set forth in the Arrangement Agreement (other than the non-solicitation covenants) shall have occurred that would cause the conditions precedent not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Oceana is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent not to be satisfied;

(iv)

Pacific is in breach or in default of any of the non-solicitation covenants in the Arrangement Agreement other than an immaterial breach of Pacific’s obligation to provide notice of an Acquisition Proposal to Oceana within a prescribed period;

(v)

the Meeting has not occurred on or before December 27, 2013, provided that the right to terminate the Arrangement Agreement shall not be available to Oceana if the failure by Oceana to fulfil any obligation hereunder is the Oceana of, or results in, the failure of the Meeting to occur on or before such date; or

	(vi)	the Pacific Board authorizes Pacific to enter into a binding written agreement relating to a Superior Proposal;

(d)	by Pacific, if:

(i)

the Pacific Board authorizes Pacific, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Pacific pays the Termination Fee payable pursuant to the Section of the Arrangement Agreement described above under the heading "Expenses and Termination Fees";

(ii)

any of the mutual conditions precedent or the conditions precedent to the obligations of Pacific under the Arrangement Agreement is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)

subject to the notice and cure provisions described above under the heading "Notice and Cure Provisions", a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oceana set forth in the Arrangement Agreement will have occurred that would cause the conditions precedent to the obligations of Pacific (including the mutual conditions), not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pacific is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent to the obligations of Oceana (including the mutual conditions), not to be satisfied.

The Party desiring to terminate the Arrangement Agreement (other than pursuant to subsection (a) above) will give notice of such termination to the other Parties.

If the Arrangement Agreement is terminated pursuant to its terms, the Arrangement Agreement will become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that certain provisions of the Arrangement Agreement (as set forth therein), and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein), shall survive any such termination. No Party shall be relieved from any liability arising prior to such termination.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

RISK FACTORS RELATING TO THE ARRANGEMENT

The following risk factors relating to the Arrangement should be considered by Pacific Shareholders in evaluating whether to vote to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. See "Information Concerning Pacific – Risk Factors" and "Information Concerning Oceana – Risk Factors".

Because the market price of the Oceana Shares and the Pacific Shares will fluctuate and the exchange ratio is fixed, Pacific Shareholders cannot be certain of the market value of the Oceana Shares they may receive for their Pacific Shares under the Arrangement.

The Exchange ratio between Pacific Shares and Oceana Shares comprising the Consideration, on a per-share basis, is fixed and will not increase or decrease due to fluctuations in the market price of Oceana Shares or Pacific Shares. The market price of Oceana Shares or Pacific Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Oceana’s and Pacific’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, fluctuations in the price of gold, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Oceana Shares that holders of Pacific Shares may receive on the Effective Date. There can be no assurance that the market value of the Oceana Shares that the holders of Pacific Shares may receive on the Effective Date will equal or exceed the market value of the Pacific Shares held by such Pacific Shareholders prior to the Effective Date. In addition, the trading price of the Oceana Shares may decline following the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the market price of the Pacific Shares.

The Arrangement is subject to certain conditions that are outside the control of Pacific and Oceana, including, without limitation, the receipt of the Final Order. There can be no assurance that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Pacific Shares may decline. If the Arrangement is not completed and the Pacific Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for the Pacific Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated by Oceana in certain circumstances, including in the event of the occurrence of a Material Adverse Effect of Pacific and may be terminated by Pacific in certain circumstances.

Each of Oceana and Pacific has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there can be no assurance that the Arrangement Agreement will not be terminated by either Oceana or Pacific before the completion of the Arrangement. For example, Oceana has the right, in certain circumstances, to terminate the Arrangement Agreement if a Material Adverse Effect of Pacific occurs. See "The Arrangement Agreement — Termination".

Oceana and Pacific may not integrate successfully.

If approved, the Arrangement will involve the integration of companies that previously operated independently. As a result, the Arrangement will present challenges to management, including the integration of the operations, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees.

The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of the Combined Company. As a result of these factors, it is possible that any benefits expected from the combination will not be realized.

Directors and executive officers of Pacific may have interests in the Arrangement that are different from those of Pacific Shareholders generally.

Certain executive officers and directors of Pacific may have interests in the Arrangement that may be different from, or in addition to, the interests of Pacific Shareholders generally including, but not limited to, the receipt of certain change of control payments as discussed under the heading "Interests of Directors and Executive Officers of Pacific in the Arrangement". The Pacific Board established the Special Committee comprised of independent directors to evaluate the Arrangement and advise the full Pacific Board on whether the Arrangement is in the best interests of Pacific and fair to the Pacific Shareholders. The Special Committee and the Pacific Board each recommended in favour of the Arrangement. Nevertheless, Pacific Shareholders should consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced Pacific’s executive officers and directors to recommend or support the Arrangement.

RIGHTS OF DISSENTING SHAREHOLDERS

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Pacific Shares and is qualified in its entirety by the reference to the full text of the Interim Order, Part 8, Division 2 of the BCBCA and the Plan of Arrangement which are attached to this Circular as Appendices E, G and B, respectively. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and consult with its own advisors. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order and the Plan of Arrangement, each Registered Shareholder may exercise Dissent Rights under Sections 237 to 247 of the BCBCA, as modified by the Interim Order or the Final Order or the Plan of Arrangement, in respect of the Arrangement. Registered Shareholders who duly exercise such Dissent Rights and who:

(a)

are ultimately determined to be entitled to be paid fair value for the Pacific Shares in respect of which they have exercised Dissent Rights will be deemed to have transferred such Pacific Shares to Pacific for cancellation immediately prior to the Effective Time by Pacific; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for the Pacific Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Pacific Shareholder that has not exercised Dissent Rights, and shall only be entitled to receive the Consideration, but in no case will Oceana, Pacific or any other person be required to recognize such Dissenting Shareholders as Pacific Shareholders after the cancellation of the Dissenting Shares, which cancellation is to occur at the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Pacific Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Pacific Shares as and from the Effective Time.

Beneficial Shareholders who wish to dissent with respect to their Pacific Shares should be aware that only Registered Shareholders are entitled to dissent with respect to them. A Registered Shareholder such as an intermediary who holds Pacific Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the Pacific Shares held for such Beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Pacific Shares it covers.

Pursuant to Section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Registered Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by Pacific the fair value of the Pacific Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

A Dissenting Shareholder must dissent with respect to all Pacific Shares in which the holder owns a beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a "Notice of Dissent") to Pacific, c/o DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 Attention: Corey Dean by 3:00 p.m. (Pacific time) on November 19, 2013, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Pacific Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Pacific Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Pacific Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Pacific Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting; and must dissent with respect to all of the Pacific Shares registered in his or her name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Pacific Shares in respect of which the Notice of Dissent is to be sent (the "Notice Shares") and: (a) if such Pacific Shares constitute all of the Pacific Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect; (b) if such Pacific Shares constitute all of the Pacific Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Pacific Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Pacific Shares held by such registered owners and a statement that written Notices of Dissent has or will be sent with respect to such Pacific Shares; or (c) if the Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such Pacific Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Pacific Shares of the beneficial owner registered in such registered owner’s name.

If the Arrangement Resolution is approved by the Pacific Shareholders as required at the Meeting, and if Pacific notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required within one month after Pacific gives such notice, to send to Pacific, the certificates representing the Notice Shares and a written statement that requires Pacific to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a statement signed by such Beneficial Shareholder is required which sets out whether the beneficial owner is the beneficial owner of other Pacific Shares and if so, (i) the names of the Registered Shareholders of such Pacific Shares; (ii) the number of such Pacific Shares; and (iii) that dissent is being exercised in respect of all of such Pacific Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Pacific Shares and Pacific is deemed to have purchased them. Once the Dissenting Shareholder has done this, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Notice Shares.

The Dissenting Shareholder and Pacific may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, Pacific must then promptly pay that amount to the Dissenting Shareholder.

A Dissenting Shareholder loses his or her Dissent Right if, before full payment is made for the Notice Shares, Pacific abandons the corporate action that has given rise to the Dissent Right (namely, the Arrangement), a court permanently enjoins the action, or the Dissenting Shareholder withdraws the Notice of Dissent with Pacific’s consent. When these events occur, Pacific must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Pacific Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA as modified by the Interim Order, the Final Order and the Plan of Arrangement. Beneficial Shareholders who wish to dissent should be aware that only a Registered Shareholder is entitled to dissent.

Pacific suggests that any Pacific Shareholder wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, Final Order and Plan of Arrangement may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, Pacific will return to the Dissenting Shareholder the certificate(s) representing the Notice Shares that were delivered to Pacific, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Pacific Shareholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Pacific will return to the Dissenting Shareholder the certificates delivered to Pacific by the Dissenting Shareholder, if any.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, Canadian tax counsel to Pacific, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to beneficial shareholders who, for purposes of the Tax Act, (i) hold their Pacific Shares and will hold their Oceana Shares as capital property, (ii) deal at arm’s length with Pacific and Oceana, and (iii) are not affiliated with Pacific or Oceana (a “Holder”).

Pacific Shares and Oceana Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the CRA published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules or a "specified financial institution" as defined in the Tax Act, nor does it apply to a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act, or to a Holder to whom the "functional currency" reporting rules apply. In addition, this summary does not address all issues relevant to Holders who acquired their Pacific Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisers.

This summary does not address the Canadian federal income tax considerations applicable to holders of Pacific Options. Such holders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who is a resident of Canada, or is deemed to be a resident of Canada, for purposes of the Tax Act (a “Resident Holder”) at all relevant times.

Certain Resident Holders who might not otherwise be considered to own Pacific Shares as capital property may be entitled to have them and every other “Canadian security”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisers for advice as to whether the election is available or advisable in their particular circumstances.

Share Exchange

Under the Tax Act a Resident Holder whose Pacific Shares are exchanged for Oceana Shares under the Arrangement and who does not in his or her return of income for the taxation year in which the Exchange occurs, include in his income any portion of the gain or loss otherwise determined as a result of the share exchange, will, pursuant to subsection 85.1(1) of the Tax Act, be deemed to have disposed of his or her Pacific Shares for proceeds of disposition equal to the adjusted cost base of such Pacific Shares. Therefore, no gain or loss will be realized on the Exchange. The adjusted cost base of the Oceana Shares received in such circumstances will be equal to the adjusted cost base of the Pacific Shares.

Dividends on Oceana Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on their Oceana Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Oceana as “eligible dividends” as defined in the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Oceana Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on its Oceana Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of Oceana Shares

A Resident Holder that disposes or is deemed to dispose of an Oceana Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Oceana Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Oceana Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Holders Resident in Canada- Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Pacific Share or an Oceana Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 6 2/3% refundable tax on certain investment income, which includes taxable capital gains.

Alternative Minimum Tax

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Eligibility for Investment of Oceana Shares

Oceana Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), registered retirement income fund (a “RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a “TFSA”), at any particular time, provided that, at that time, the Oceana Shares are listed on a “designated stock exchange” (which currently includes the TSX) or Oceana is a “public corporation” as defined in the Tax Act.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant of a RRSP or RRIF will be subject to a penalty tax in respect of an Oceana Share held in the TFSA, RRSP or RRIF if such security is a "prohibited investment" under the Tax Act. However, an Oceana Share will not be a “prohibited investment” for a particular trust governed by a TFSA, an RRSP, or a RRIF unless the holder of the TFSA or annuitant of the RRSP or RRIF, as the case may be, (i) does not deal at arm’s length with Oceana for purposes of the Tax Act, (ii) has a “significant interest” as defined in the Tax Act in Oceana or (iii) has a “significant interest” as defined in the Tax Act in a corporation, partnership or trust with which Oceana does not deal at arm’s length for the purposes of the Tax Act. Proposed amendments to the Tax Act released on December 21, 2012 (the “December 2012 Proposals”) propose to delete condition (iii) above. Holders should consult their own tax advisors to ensure the Oceana Shares would not be a prohibited investment in their particular circumstances.

Dissenting Resident Holders

A Resident Holder who owns Pacific Shares in respect of which a Dissent Right is validly exercised (a “Resident Dissenter”) and is consequently paid the fair value for such Resident Dissenter's Pacific Shares by Pacific in accordance with the Arrangement will be deemed to have received a dividend from Pacific equal to the amount by which the payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for purposes of the Tax Act) of the Resident Dissenter’s Pacific Shares. The Resident Dissenter will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any deemed dividend realized by the Resident Dissenter and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Dissenter’s Pacific Shares. In certain circumstances, the full payment received by a Resident Dissenter that is a corporation resident in Canada may be treated under the Tax Act as proceeds of disposition.

A capital gain or capital loss realized by a Resident Dissenter, and any deemed dividend received by the Resident Dissenter, will be treated in the same manner as described above under the headings “Taxation of Capital Gains and Capital Losses” and “Dividends on Oceana Shares”.

A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and does not use or hold, and is not deemed to use or hold, Pacific Shares or Oceana Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” (as defined in the Tax Act); or (iii) an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Pacific Shares under the Arrangement and Subsequent Dispositions of Oceana Shares

Under the Tax Act a Non-Resident Holder whose Pacific Shares are exchanged for Oceana Shares under the Arrangement and who does not file a Canadian return of income for the taxation year in which the Exchange occurs to include in his income any portion of the gain or loss otherwise determined as a result of the share Exchange, will, pursuant to subsection 85.1(1) of the Tax Act, be deemed to have disposed of his or her Pacific Shares for proceeds of disposition equal to the adjusted cost base of such Pacific Shares. Therefore, no gain or loss will be realized on the Exchange. The adjusted cost base of the Oceana Shares received in such circumstances will be equal to the adjusted cost base of the Pacific Shares.

A Non-Resident Holder whose Pacific Shares are exchanged for Oceana Shares will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the Pacific Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and the Pacific Shares are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the Exchange.

Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Oceana Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless the Oceana Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the shares are not “treaty-protected property” of the Non-Resident Holder at the time of disposition.

Generally, a Pacific Share or an Oceana Share, as the case may be, will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” (as defined in the Tax Act, and which currently includes the TSX) unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Pacific or Oceana, as the case may be, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Pacific Shares and Oceana Shares, as the case may be, could be deemed to be taxable Canadian property to the Non-Resident Holder.

Even if a Pacific Share or an Oceana Share is taxable Canadian property to a Non-Resident Holder, such share will be “treaty-protected property” of the Non-Resident Holder at the time of disposition (which time includes an exchange of a Pacific Share under the Arrangement) for purposes of the Tax Act if the capital gain from the disposition of that share would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Many of the income tax treaties to which Canada is a signatory, including the Canada-U.S. Income Tax Convention (1980) (the “U.S. Treaty”) provide that Canada reserves the right to tax (i.e., does not exempt from Canadian tax) gains on the sale of real property situated in Canada, which for these purposes may include (and under the U.S. Treaty, does include) a share of the capital stock of a corporation resident in Canada, the value of whose shares is derived principally from real property situated in Canada. Non-Resident Holders should consult their own tax advisors in this regard.

In the event a Pacific Share or an Oceana Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and is not treaty-protected property of the Non-Resident Holder at that time, the tax consequences described above under “Holders Resident in Canada – Share Exchange” and “Holders Resident in Canada - Disposition of Oceana Shares”, respectively, and “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses” will generally apply. Certain withholding and reporting obligations may also apply. Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

Dividends on Oceana Shares

Dividends paid or credited, or deemed to be paid or credited, on Oceana Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the U.S. Treaty applicable to a Non-Resident Holder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of Oceana generally will be 15%. Oceana will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder (a “Non-Resident Dissenter”) who owns Pacific Shares in respect of which a Dissent Right is validly exercised and consequently is paid the fair value for the Non-Resident Dissenter’s Shares by Pacific will be deemed to have received a dividend from Pacific and to realize a capital gain or loss in the same manner as discussed above under “Holders Resident in Canada - Dissenting Resident Holders”. A deemed dividend will be subject to withholding tax as described above under “Holders Not Resident in Canada – Dividends on Oceana Shares”. The same general considerations apply as discussed above under “Holders Not Resident in Canada - Exchange of Pacific Shares under the Arrangement and Subsequent Dispositions of Oceana Shares”, in determining whether a capital gain will be subject to tax under the Tax Act.

An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenter will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Oceana Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Oceana Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Pacific Shares or Oceana Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Pacific Shares and Oceana Shares. This summary does not discuss the U.S. federal income tax consequences to holders of Pacific Options with respect to such options.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Oceana Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Pacific Shares participating in the Arrangement (or after the Arrangement, Oceana Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Pacific Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes.. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership, and disposition of Oceana Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Oceana Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

  any conversion into Pacific Shares or Oceana Shares of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Pacific Shares or Oceana Shares, including the Pacific Options and Pacific Warrants; and

  any transaction, other than the Arrangement, in which Pacific Shares or Oceana Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Pacific Shares (or after the Arrangement, Oceana Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Pacific Shares (or after the Arrangement, Oceana Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Pacific Shares (or after the Arrangement, Oceana Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and, (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Pacific Shares (or after the Arrangement, Oceana Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Pacific Shares (or after the Arrangement, Oceana Shares) in connection with carrying on a business in Canada; (d) persons whose Pacific Shares (or after the Arrangement, Oceana Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Oceana Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Pacific Shares (or after the Arrangement, Oceana Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Oceana Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partnership or partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Oceana Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Subject to the PFIC rules discussed below, an exchange of Pacific Shares for Oceana Shares pursuant to the Arrangement may or may not qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). The qualification of the exchange as a Reorganization will depend on, among other things, the transaction meeting a number of complex U.S. federal income tax requirements, the satisfaction of which could be affected by certain actions taken by Pacific or Oceana prior to, or after, the Effective Time. The qualification of a transaction such as the Arrangement as a Reorganization is subject to numerous requirements, among them, that Oceana must own after the Arrangement at least 80 percent of the Pacific Shares outstanding and that the acquisition of such Pacific Shares must be solely for Oceana Shares. Thus, qualification of the Arrangement as a Reorganization will depend, among other things, on the absence of any payment of non-qualifying consideration (e.g., cash) to Pacific Shareholders by Oceana or its affiliates. If there are Dissenting Shareholders and a portion of the consideration paid to Dissenting Shareholders is received directly or indirectly from Oceana or its affiliates, the consideration paid to Pacific Shareholders will not consist solely of Oceana Shares, and the Arrangement will not qualify as a Reorganization.

Neither Pacific nor Oceana has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement or made any final determination regarding whether the transaction will qualify as a Reorganization. Accordingly, there can be no assurance that the Arrangement will be characterized as a Reorganization as opposed to a taxable transaction. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if Pacific is Classified as a PFIC

A U.S. Holder of Pacific Shares could be subject to special, adverse tax rules in respect of the Arrangement if Pacific was classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Pacific Shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income”), based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Pacific believes that it was a PFIC during one or more prior tax years, and based on its income, assets and activities during its current tax year ending April 30, 2014, Pacific expects that it should likely be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Pacific has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of Pacific during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if Pacific was classified as a PFIC for any tax year during which a U.S. Holder held Pacific Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. Under the PFIC rules:

  the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a Reorganization as discussed below;

  any gain on the sale, exchange or other disposition of Pacific Shares will be allocated rateably over such U.S. Holder’s holding period;

  the amount allocated to the current tax year and any year prior to the first year in which Pacific was classified as a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non- corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or a timely and effective election to treat Pacific as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Pacific will satisfy the record keeping requirements that apply to a QEF, or that Pacific will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Pacific is a PFIC for the current tax year. Thus, U.S. Holders may not be able to make or maintain a QEF Election with respect to their Pacific Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

Under certain proposed Treasury Regulations:

  a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer (for purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception"); and

  a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

While it is anticipated that Pacific has been classified as a PFIC for prior tax years, based on current business plans and financial projections, Oceana does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. Consequently, it is not expected that the "PFIC-for PFIC Exception" will be satisfied, and under the foregoing rules contained in the proposed U.S. Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the Arrangement qualifies as a Reorganization. Under the rules applicable to excess distributions and dispositions of PFIC stock, the amount of any such gain recognized by a Non-Electing Shareholder on the Arrangement would be equal to the difference between (i) the fair market value of Oceana Shares received by such Non-Electing Shareholder pursuant to the Arrangement and (ii) the adjusted tax basis of such Non-Electing Shareholder in the Pacific Shares effectively exchanged therefor. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the PFIC rules, as described above.

Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the exchange of Pacific Shares for Oceana Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder should be generally as set forth below in the discussion "Tax Consequences if the Arrangement Qualifies as a Reorganization"; however, it is unclear whether the IRS would agree with this interpretation and/or whether it could attempt to treat the transaction as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Oceana Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Pacific Shares. Consequently, a subsequent disposition of the Oceana Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder who exchanges Pacific Shares for Oceana Shares will not recognize gain or loss as a result of the Arrangement;

(b)

the aggregate tax basis of a U.S. Holder in the Oceana Shares acquired in exchange for Pacific Shares will be equal to such U.S. Holder’s aggregate tax basis in the Pacific Shares surrendered in exchange therefor;

(c)	the holding period of a U.S. Holder for the Oceana Shares acquired in exchange for Pacific Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Pacific Shares; and

(d)

U.S. Holders who exchange Pacific Shares for Oceana Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Oceana Shares received in exchange for Pacific Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Pacific Shares exchanged;

(b)

the tax basis of a U.S. Holder in the Oceana Shares received in exchange for Pacific Shares pursuant to the Arrangement would be equal to the fair market value of such Oceana Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Oceana Shares received in exchange for Pacific Shares pursuant to the Arrangement will begin on the day after the date of receipt.

Subject to the PFIC rules discussed above, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Pacific Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by Pacific in exchange for all of such U.S. Holder’s Pacific Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for Pacific Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Pacific Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Pacific Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Oceana Shares

Distributions With Respect to Oceana Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including certain constructive distributions described in Section 305 of the Code) with respect to the Oceana Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Oceana, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Oceana, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Oceana Shares, and (b) thereafter, as gain from the sale or exchange of such Oceana Shares. (See the more detailed discussion below under the heading "Disposition of Oceana Shares".) However, Oceana may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Oceana with respect to Oceana Shares will constitute ordinary dividend income. Subject to applicable limitations and provided that Oceana is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by Oceana to non-corporate U.S. Holders, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Oceana not be classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends paid on the Oceana Shares generally will not be eligible for the "dividends received deduction" generally available to U.S. corporate shareholders receiving dividends from U.S. corporations. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Oceana Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Oceana Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received on such disposition and (b) such U.S. Holder’s tax basis in the Oceana Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Oceana Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Oceana is or becomes a PFIC for any tax year in which a U.S. Holder held Pacific Shares or Oceana Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Oceana Shares received pursuant to the Arrangement.

As described in part above under “Tax Consequences if Pacific is Classified as a PFIC, ” special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income tax rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

Based on current business plans and financial projections, Oceana does not expect to be classified as a PFIC for its current tax year and for the foreseeable future. However, the determination of whether Oceana is a PFIC for any tax year is made on an annual basis and is based on the types of income Oceana earns and the types and value of Oceana’s assets from time to time, all of which are subject to change and cannot be predicted with certainty. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether Oceana will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Oceana has been obtained and none will be requested. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Oceana (or a subsidiary) concerning its PFIC status or that Oceana will not be a PFIC for any taxable year. U.S. Holders should consult their own tax advisors regarding the PFIC status of Oceana and any subsidiary of Oceana.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Oceana Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Oceana Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Oceana Shares, or on the sale, exchange or other taxable disposition of Oceana Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their disposition of Pacific Shares in connection with the Arrangement and their ownership and disposition of Oceana Shares.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Oceana Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Oceana Shares, (b) proceeds arising from the sale or other taxable disposition of Oceana Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder: (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

NOTICE TO NON-CANADIAN PACIFIC SHAREHOLDERS

It is strongly recommended that all Non-Resident Shareholders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the disposition of their Pacific Shares.

SECURITIES LAW MATTERS

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular Pacific Shareholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada and the United States. Pacific Shareholders are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Canadian Securities Laws

Ongoing Canadian Reporting Obligations

Oceana is a reporting issuer in each province and territory in Canada. Pacific is also a reporting issuer (or the equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. The Pacific Shares currently trade on the TSX and the OTCQX. After the Arrangement, Oceana intends to delist the Pacific Shares from the TSX and the OTCQX, and Oceana will apply to the applicable Canadian Securities Authorities to have Pacific cease to be a reporting issuer.

Qualification and Resale of Oceana Shares

The Oceana Shares to be issued in Exchange for Pacific Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute "control distributions", Oceana Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

Each Pacific Shareholder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the Oceana Shares to which the Pacific Shareholders are entitled under the Arrangement. There may also be restrictions placed on resale of such securities by the TSX. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. federal securities laws that may be applicable to the holders of Oceana Shares issuable in connection with the Arrangement. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. securities laws. Further information applicable to U.S. Shareholders is disclosed under "Notice to United States Shareholders".

Pacific Shareholders who resell Oceana Shares must also comply with Canadian Securities Laws, as outlined above.

Issuance and Resale of Oceana Shares

The Oceana Shares issuable to Pacific Shareholders in exchange for their Pacific Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. The Oceana Shares will be issued in reliance on the Section 3(a)(10) Exemption and exemptions available under applicable state securities laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on October 22, 2013 and, subject to the approval of the Arrangement by Pacific Shareholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held by the Court on November 22, 2013. See "The Arrangement – Shareholder and Court Approvals – Court Approval of the Arrangement".

The Section 3(a)(10) Exemption is not available to exempt the issuance of Oceana Shares issuable on the exercise of the Pacific Options.

The Oceana Shares issuable to Pacific Shareholders pursuant to the Arrangement will be freely transferable under the U.S. Securities Act, except by persons who are "affiliates" of Oceana (post-Arrangement) after the Effective Time or were affiliates of Oceana within 90 days prior to the Effective Time. Persons who may be deemed to be "affiliates" of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of Oceana Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Oceana Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Under Regulation S, a person who is an affiliate of Oceana solely by virtue of being an officer or director of Oceana may generally resell such securities in an "offshore transaction" if (i) no offer is made to a person in the United States, (ii) either (A) at the time the buyer's buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a "designated offshore securities market" (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States, and (iii) neither the seller, any affiliate of the seller or any person acting on any of their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions will apply to a person who is an affiliate of Oceana (post-Arrangement) after the Effective Time or of Oceana within 90 days before the Effective Time other than solely by virtue of his or her status as an officer or director of the applicable entity. Oceana (post-Arrangement) is under no obligation to remain a foreign private issuer.

In addition, such affiliates (and former affiliates) may resell such Oceana Shares pursuant to Rule 144 under the U.S. Securities Act, if available. In general, Rule 144 under the U.S. Securities Act will permit such affiliates (and former affiliates) to sell, during any three-month period, such Oceana Shares, provided that the number of such shares sold does not exceed one percent of the then outstanding class of Oceana Shares and provided that the sale complies with other applicable restrictions on the manner of sale, notice requirements, aggregation rules and the availability of current public information about Oceana (post-Arrangement).

Ongoing United States Reporting Obligations

Pacific is subject to the periodic reporting requirements of the U.S. Exchange Act, and Pacific Shares currently trade on the OTCQX. After the Arrangement, Oceana intends to delist the Pacific Shares from the OTCQX, and subsequently deregister under the U.S. Exchange Act. Following deregistration, Pacific (and Oceana, as a successor) will cease to be subject to the reporting requirements of the U.S. Exchange Act.

INFORMATION CONCERNING PACIFIC

The following information reflects certain selected information of Pacific. See "Information Concerning Oceana" and "Information Concerning the Combined Company" for business, financial and share capital information relating to Oceana and the Combined Company, respectively.

Summary

Pacific was formed by the amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp. on April 11, 2002 under the former Company Act (British Columbia), which act was replaced by the BCBCA. Pacific is now governed by the provisions of the BCBCA. The head office address of Pacific is Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6E 2T6, Canada. The registered and records office address of Pacific is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.

The transfer agent and registrar for the Pacific Shares is Computershare, which is located at 100 University Avenue, 9th Floor, Toronto, Canada. PricewaterhouseCoopers LLP are the auditors of Pacific. Pacific is a reporting issuer (or the equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, and Newfoundland and Labrador.

Pacific is involved in the exploration and development of gold properties. Pacific owns a 100% interest in the mineral property known as the El Dorado project and certain other exploration licenses located in El Salvador and carries out other exploration activities in the United States and Central America.

Further information regarding the business of Pacific, its corporate structure, operations and its mineral properties can be found in the Pacific 20-F.

Prior Sales

There were no issuance of Pacific Shares or Pacific Options by Pacific within the 12 months prior to the date of this Circular.

Price Range and Trading Volumes of the Pacific Shares

Pacific Shares are listed on the TSX under the symbol "PMU", and on the OTCQX under the symbol "PFRMF".

The following table sets forth the price range and trading volume for the Pacific Shares on the TSX for the periods listed below:

		High	Low
Month	Volume	($)	($)

Oct. 1 – Oct. 21, 2013	24,865,300	0.06	0.04
September 2013	1,761,900	0.05	0.04
August 2013	223,400	0.06	0.04
July 2013	526,100	0.06	0.04
June 2013	784,700	0.07	0.04
May 2013	399,000	0.05	0.04
April 2013	4,239,800	0.08	0.04
March 2013	1,774,400	0.08	0.05
February 2013	906,300	0.10	0.07
January 2013	606,400	0.10	0.07
December 2012	3,390,300	0.11	0.08
November 2012	631,200	0.11	0.08

The closing price of the Pacific Shares on the TSX on October 21, 2013 was $0.06. The closing price of the Pacific Shares on the TSX on October 7, 2013, the last trading day prior to the announcement of the Arrangement, was $0.035.

The following table sets forth the price range and trading volume for the Pacific Shares on the OTCQX for the periods listed below:

		High	Low
Month	Volume	(US$)	(US$)

Oct. 1 – Oct. 21, 2013	1,990,043	0.055	0.029
September 2013	499,081	0.056	0.030
August 2013	462,584	0.061	0.035
July 2013	490,143	0.080	0.038
June 2013	614,785	0.076	0.040
May 2013	942,072	0.051	0.033
April 2013	1,521,107	0.086	0.037
March 2013	1,203,006	0.086	0.040
February 2013	685,996	0.086	0.058
January 2013	853,691	0.095	0.062
December 2012	682,316	0.116	0.072
November 2012	691,364	0.111	0.075

The closing price of the Pacific Shares on the OTCQX on October 21, 2013 was $0.05. The closing price of the Pacific Shares on the OTCQX on October 7, 2013, the last trading day prior to the announcement of the Arrangement, was US$0.0328.

Available Information

Pacific files reports and other information with Canadian Securities Authorities and with the SEC. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Risk Factors

The business and operations of Pacific are subject to risks. In addition to considering the other information in this Circular, Pacific Shareholders should consider carefully the factors set forth in the Pacific 20-F.

INFORMATION CONCERNING OCEANA

Information concerning Oceana is set out in Appendix H – Information Concerning Oceana.

INFORMATION CONCERNING THE COMBINED COMPANY

General

On completion of the Arrangement, Oceana will indirectly own all of the outstanding Pacific Shares.

After completion of the Arrangement, the business and operations of Pacific will be managed and operated as a subsidiary of Oceana. Oceana expects that the business and operations of Oceana and Pacific will be consolidated and the principal executive office of the Combined Company will be located at Oceana’s current head office, being Level 5, 250 Collins Street, Melbourne, Victoria, 3000, Australia.

The organizational chart of the Combined Company following the completion of the Arrangement is as follows:

OceanaGold Corporation
(British Columbia)
100%
0981436 B.C. Ltd
(British Columbia)
100%
Oceana Gold Limited
(Australia)
Pacific Rim Mining Corp.
(British Columbia)
100%
Oceana Gold Holdings (New Zealand) Limited
(New Zealand)
Dayton Mining (U.S.) Inc.
(Nevada, U.S.)
PacRim Cayman LLC
(Nevada, U.S.)
100%
100%
Climax Mining Pty Ltd.
(Australia)
Oceana Gold (New Zealand) Limited
(New Zealand)
Pacific Rim Exploration Inc.
(Nevada, U.S.)
100%
100%
100%
Australasian Netherlands Investments B.V.
(Netherlands)
Macraes Operations
Reefton Operations
Pacific Rim El Salvador S.A. de C.V
(El Salvador)
Dorado Exploraciones S.A. de C.V.
(El Salvador)
100%
OceanaGold (Philippines) Holdings, Inc.
(Philippines)
100%
OceanaGold (Philippines), Inc.
(Philippines)
100% 1
Didipio Project

[1] A third party has a contractual right to an 8% free carried interest in the operating vehicle of the Didipio mine in the Philippines.

Directors and Officers of the Combined Company

See Appendix H – Information Concerning Oceana under the heading "Directors and Officers" for information about the individuals who are the directors and officers of Oceana and will be the directors and officers of the Combined Company.

Capital Structure

The authorized capital of Oceana following the Arrangement will continue to be as described in Appendix H and the rights and restrictions of the Oceana Shares (as described in Appendix H) will remain unchanged. The issued share capital of Oceana will change as a result of the consummation of the Arrangement, to reflect the issuance of the Oceana Shares contemplated in the Arrangement.

See Appendix H – Information Concerning Oceana under the heading "Consolidated Capitalization" for a table that sets forth the consolidated capitalization of Oceana as at December 31, 2012, both before and after giving effect to the Arrangement.

Auditors, Transfer Agent and Registrar

The auditors of Oceana following the Arrangement will continue to be PricewaterhouseCoopers Australia, at its office at Freshwater Place, 2 Southbank Blvd, Southbank, Victoria, 3006, Australia.

The transfer agent and registrar for Oceana following the Arrangement will continue to be Computershare at its offices in the cities of Vancouver and Toronto in Canada and in the city of Melbourne in Australia.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

INDEBTEDNESS OF OFFICERS AND DIRECTORS OF PACIFIC

No director, executive officer, or employee of Pacific or any of its subsidiaries, former director, executive officer, or employee of Pacific or any of its subsidiaries, proposed nominee for election as director of Pacific, or any associate of any of the foregoing, (i) has been or is indebted to Pacific or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by Pacific or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Pacific, after reasonable enquiry, no informed person of Pacific, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Pacific since the commencement of Pacific’s most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of Pacific or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of Pacific.

INTERESTS OF EXPERTS

Names of Experts

The names of Oceana's experts are set out in Appendix H – Information Concerning Oceana under the heading "Interests of Experts".

ADDITIONAL INFORMATION

Additional information relating to Pacific is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Pacific Shareholders may contact Pacific at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6E 2T6, Canada to request copies of Pacific’s financial statements and management’s discussion and analysis.

Financial information is provided in Pacific’s financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of Pacific is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Pacific Board.

DATED: October 22, 2013

ON BEHALF OF THE BOARD OF DIRECTORS OF PACIFIC RIM MINING CORP.

"Thomas C. Shrake"

THOMAS C. SHRAKE
President and CEO

CONSENT OF EVANS & EVANS

DATED: October 22, 2013.

To the Board of Directors of Pacific Rim Mining Corp.

We refer to our valuation report and fairness opinion dated October 11, 2013, which we prepared for Pacific Rim Mining Corp. in connection with the arrangement involving the acquisition by OceanaGold Corporation of all of the outstanding common shares of Pacific Rim Mining Corp.

We hereby consent to the filing of our valuation report and fairness opinion with the securities regulatory authorities, and to the references in this Circular dated October 22, 2013 to our firm name and to our valuation report and fairness opinion dated October 11, 2013 contained under the headings "Questions and Answers about the Meeting and the Arrangement", "Summary of Circular – The Arrangement – Recommendation of the Pacific Board", "Summary of Circular – The Arrangement – Reasons for the Recommendation", "Summary of Circular – Valuation Report and Fairness Opinion", "The Arrangement – Background to the Arrangement", "The Arrangement – Recommendation of the Pacific Board", "The Arrangement – Reasons for the Recommendation" and "The Arrangement – Valuation Report and Fairness Opinion" and the inclusion of the full text of our valuation report dated October 11, 2013 and our fairness opinion dated October 11, 2013 as Appendix C and Appendix D, respectively, to this Circular dated October 22, 2013.

Our valuation report and fairness opinion were given as at October 11, 2013 and remain subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Pacific Rim Mining Corp. shall be entitled to rely upon our valuation report and fairness opinion.

(Signed) Evans & Evans, Inc.

APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Pacific Rim Mining Corp. (“Pacific”), all as more particularly described and set forth in the Management Proxy Circular (the “Proxy Circular”) of

Pacific dated October 22, 2013, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Pacific and implementing the Arrangement, the full text of which is set out in Appendix “B” to the

Proxy Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Pacific, 0981436 B.C. Ltd. and OceanaGold Corporation, dated October 7, 2013, and all the transactions contemplated therein, the actions of the directors of Pacific in approving the Arrangement and the actions of the officers of Pacific in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Pacific are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Pacific:

	(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

	(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Pacific is hereby authorized, for and on behalf and in the name of Pacific, to execute and deliver, whether under corporate seal of Pacific or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

	(a)	all actions required to be taken by or on behalf of Pacific, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

	(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pacific;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

     In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

(b)	“Arrangement Agreement” means the arrangement agreement dated October 7, 2013 among Subco, Oceana and Pacific, as amended, amended and restated or supplemented prior to the Effective Date;

(c)

“Arrangement Resolution” means the special resolution of the Pacific Shareholders approving this Plan of Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following two manners):

(i) at least two-thirds of the votes cast at the Pacific Meeting in person or by proxy by the Pacific Shareholders; and

(ii)

a simple majority of the votes cast at the Pacific Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties (as defined in MI 61-101) or joint actors (as defined in MI 61-101);

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(f)	“Court” means the Supreme Court of British Columbia;

(g)

“Depositary” means any trust company, bank or financial institution agreed to in writing between Oceana and Pacific for the purpose of, among other things, exchanging certificates representing Pacific Shares for certificates representing Oceana Shares in connection with the Arrangement;

(h)	“Dissent Rights” shall have the meaning ascribed thereto in Section 4.01;

(i)

“Dissenting Shareholder” means a registered holder of Pacific Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value, as provided in Section 4.01, for their Pacific Shares;

(j)

“Effective Date” means the date designated by Oceana and Pacific by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(k)	“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date;

(l)

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended by the Court (with the consent of both Pacific and Oceana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Pacific and Oceana, each acting reasonably) on appeal;

(m)	“Former Pacific Shareholders” means the holders of Pacific Shares immediately prior to the Effective Time;

(n)

“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA in respect of, among other things, the calling and holding of the Pacific Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of both Pacific and Oceana, each acting reasonably);

(o)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(p)	“Oceana” means Oceanagold Corporation, a corporation continued under the BCBCA;

(q)	“Oceana Shares” means the common shares in the authorized share capital of Oceana;

(r)	“Pacific” means Pacific Rim Mining Corp., a company existing under the BCBCA;

(s)	"Pacific Common Shares" means the common shares in the authorized share capital of Pacific;

(t)

“Pacific Meeting” means the special meeting of Pacific Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(u)	"Pacific Options" means stock options exercisable to purchase Pacific Common Shares outstanding as at the Effective Time;

(v)	“Pacific Shareholders” means registered holders of Pacific Shares;

(w)	“Pacific Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated September 6, 2012 between Pacific and Computershare Investor Services Inc., as amended from time to time;

(x)	“Pacific Shares” means the issued and outstanding common shares of Pacific;

(y)	"Pacific Option Plan" means the stock option plan of Pacific, as amended and as approved by the Pacific Shareholders on August 29, 2006 and reapproved on August 26, 2009 and September 6, 2012;

(z)	“Parties” means, Pacific, Subco and Oceana and “Party” means any of them;

(aa)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

(bb)	“Share Exchange Ratio” shall have the meaning ascribed thereto in Section 3.01(c);

(cc)	“Subco” means 0981436 B.C. Ltd.;

(dd)	“Subco Common Share” shall have the meaning ascribed thereto in Section 3.01(d);

(ee)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ff)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(gg)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended; and

(hh)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereafter from time to time may be amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

     The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

      In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

     If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

     Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

     Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07 Governing Law

     This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01 Arrangement Agreement

     This Plan of Arrangement is made pursuant to, forms part of, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02 Effect of the Arrangement

     The Plan of Arrangement and the Arrangement shall be binding upon Pacific, Oceana, Subco and the Pacific Shareholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01 Arrangement

     At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality by any person:

(a)

all rights issued under the Pacific Shareholder Rights Plan shall be deemed to have expired and terminated and shall have no further force or effect and the definitions of “Termination Time” and “Expiration Time” in the Pacific

Shareholder Rights Plan and the provisions for termination set out in the Pacific Shareholder Rights Plan shall be deemed to include the termination of the rights provided hereunder as of the Effective Time and the Pacific Shareholder Rights Plan shall be deemed to have terminated and shall have no further force or effect;

(b)

each Pacific Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Pacific and Pacific shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Pacific Shares and such Pacific Share shall be cancelled and the appropriate entry shall be made in Pacific’s central securities register;

(c)

each Pacific Share held by a Former Pacific Shareholder (other than a Dissenting Shareholder or Oceana or any subsidiary of Oceana) shall be and be deemed to be irrevocably transferred by the holder thereof, free and clear of all liens, claims and encumbrances, without any further act or formality on its part, to Oceana and in exchange therefor Oceana shall issue, as consideration, Oceana Shares on the basis of 0.04006 of a fully paid and non-assessable Oceana Share (the “Share Exchange Ratio”) for each Pacific Share, subject to Sections 3.03, and Article 5 hereof, and the name of such holder shall be removed from the central securities register as a holder of Pacific Shares and Oceana shall be recorded as the registered holder of the Pacific Shares so transferred and shall be deemed to be the legal owner of such Pacific Shares;

(d)

each Pacific Share held by Oceana including the Pacific Shares acquired pursuant to Section 3.01(c) hereof shall be transferred to Subco in consideration of the issue by Subco to Oceana of one common share (“Subco Common Share”) of Subco for each Pacific Share so transferred; and

(e)

in accordance with the Pacific Option Plan, each holder of a Pacific Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Pacific Option, in lieu of such Pacific Common Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of Oceana Shares equal to the product of: (i) the number of Pacific Common Shares subject to such Pacific Option immediately prior to the Effective Time; and (ii) 0.04006. Each such Pacific Option shall continue to be governed by and subject to the terms of the Pacific Option Plan and any applicable agreements thereunder.

Section 3.02 Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Oceana shall deliver or arrange to be delivered to the Depositary certificates representing the Oceana Shares required to be issued to Former Pacific Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Pacific Shareholders for distribution to such Former Pacific Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Pacific Shareholder together with certificates representing Pacific Shares and such other documents as the Depositary may require, acting reasonably, Former Pacific Shareholders shall be entitled to receive delivery of the certificates representing the Oceana Shares to which they are entitled pursuant to Section 3.01(c) hereof.

Section 3.03 No Fractional Oceana Shares

     No fractional Oceana Shares shall be issued to Former Pacific Shareholders. The number of Oceana Shares to be issued to Former Pacific Shareholders shall be rounded up to the nearest whole Oceana Share in the event that a Former Pacific Shareholder is entitled to a fractional share representing 0.5 or more of a Oceana Share. The number of Oceana Shares to be issued to Former Pacific Shareholders shall be rounded down to the nearest whole Oceana Share in the event that a Former Pacific Shareholder is entitled to a fractional share representing less than 0.5 of a Oceana Share and no additional compensation shall be paid to such Former Pacific Shareholder.

Section 3.04 U.S. Securities Law Matters

     The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Former Pacific Shareholders have a right to appear and grants the Final Order, the issuance of the Oceana Shares to Former Pacific Shareholders in exchange for their Pacific Shares pursuant to the Arrangement, will not require registration under the U.S. Securities Act in reliance upon Section 3(a)(10) thereof.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01 Dissent Rights

     Pursuant to the Interim Order, registered holders of Pacific Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Pacific Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Pacific’s registered office by registered holders who wish to dissent at least two Business Days before the Pacific Meeting or any date to which the Pacific Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Pacific Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Pacific, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Pacific Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Pacific Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(c) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Oceana, Pacific or any other person, including the Depositary, be required to recognize holders of Pacific Shares who exercise Dissent Rights as holders of Pacific Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Pacific Shares at the Effective Time and such Pacific Share shall be cancelled and the appropriate entry shall be made in Pacific’s central securities register.

ARTICLE FIVE
DELIVERY OF OCEANA SHARES AND OTHER MATTERS

Section 5.01 Delivery of Oceana Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Pacific Shares (other than those held by a Dissenting Shareholder) that were exchanged for Oceana Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Oceana Shares that such holder is entitled to receive in accordance with Section 3.01 hereof to which such holder is entitled.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Pacific Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Oceana Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02 Lost Certificates

     In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Pacific Shares that were exchanged for Oceana Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Oceana Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Oceana Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Oceana Shares is to be delivered shall, as a condition precedent to the delivery of such Oceana Shares and cheque, give a bond satisfactory to Oceana and the Depositary in such amount as Oceana and the Depositary may direct, or otherwise indemnify Oceana and the Depositary in a manner satisfactory to Oceana and the Depositary, against any claim that may be made against Oceana or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Pacific.

Section 5.03 Distributions with Respect to Unsurrendered Certificates

     No dividend or other distribution declared or made after the Effective Time with respect to Oceana Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Pacific Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Oceana Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Oceana Shares.

Section 5.04 Withholding Rights

     Oceana, Pacific and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Pacific Shareholder such amounts as Oceana, Pacific or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Pacific Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05 Limitation and Proscription

     Subject to applicable law, to the extent that a Former Pacific Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Oceana Shares that such Former Pacific Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Oceana Shares shall be delivered to Oceana by the Depositary and the share certificates shall be cancelled by Oceana, and the interest of the Former Pacific Shareholder in such Oceana Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)

Oceana and Pacific reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Oceana and Pacific, (iii) filed with the Court and, if made following the Pacific Meeting, approved by the Court, and (iv) communicated to holders or Former Pacific Shareholders, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pacific at any time prior to the Pacific Meeting provided that Oceana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Pacific Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

APPENDIX C
VALUATION REPORT OF EVANS & EVANS, INC.

COMPREHENSIVE VALUATION REPORT

PACIFIC RIM MINING CORP.

Vancouver, British Columbia

October 11, 2013

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013

PACIFIC RIM MINING CORP.

(i)

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 1

1.0	INTRODUCTION & ASSIGNMENT

Evans & Evans, Inc. (“Evans & Evans”) was engaged by Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) to prepare a Comprehensive Valuation Report (the “Report”) with respect to the fair market value of 100% of the issued and outstanding shares of the Company as at September 30, 2013 (the “Valuation Date”). Evans & Evans was also requested to provide an opinion as to the fair market value of the Company’s shares on a per share basis.

In preparing the Report, Evans & Evans relied materially on the National Instrument 43-101 (“NI 43-101”) Technical Report Update on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador prepared for Pacific Rim by Steven Ristorcelli, P. Geo. and Peter A. Ronning, P. Eng. dated March 3, 2008 (the “El Dorado Technical Report”).

Summary of the Pacific Rim Mineral Resource Projects

	Stage	Resources*
El Dorado Project	Development / Mineral Resource	1,295,100 Ounces Gold (Measured & Indicated) 255,000 Ounces Gold (Inferred)
Santa Rita	Exploration	None
Zamora / Cerro Colorado	Exploration	None

*NI 43-101 Compliant

The location, form of title, ownership status, chronology, geology, previous exploration results, and exploration potential are outlined in the El Dorado Technical Report which was prepared by a qualified person and Company disclosures reviewed and prepared by a qualified person.

Evans & Evans understands Pacific Rim is a reporting issuer whose shares are traded on the Toronto Stock Exchange (the “Exchange”) under the symbol “PMU”.

On October 8, 2013 the Company and OceanaGold Corporation (“OceanaGold”) announced the companies have entered into a definitive agreement (the “Agreement”) pursuant to which OceanaGold has agreed to acquire all of the issued and outstanding common shares of Pacific Rim in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the Arrangement, OceanaGold will acquire all of the common shares of Pacific Rim that it does not already own in exchange for issuing to Pacific Rim shareholders, other than OceanaGold, 0.04006 of a common share of OceanaGold for each Pacific Rim common share. As at the Valuation Date, OceanaGold owned approximately 19.98% of the Company’s issued and outstanding shares.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 2

Given the Agreement and the planned Arrangement, the Special Committee of the Board of Directors of Pacific Rim (the “Committee”) has requested the Report in order to have an independent opinion as to the fair market value of 100% of the issued and outstanding shares of the Company at a recent date. The Report may be used, with Evans & Evans’ permission, for inclusion in any public disclosure documents in connection with the Arrangement and for submission to the Committee and appropriate regulatory and court authorities. The Report may be included or referenced in any mailings to the shareholders of Pacific Rim.

As Evans & Evans is relying extensively on information, materials and representations provided to us by Pacific Rim’s management and associated representatives, the authors of the Report will require that management of Pacific Rim confirm to Evans & Evans in writing that they have reviewed the Report in detail and that the information and management’s representations contained in the Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report.

Evans & Evans, or its staff and associates, will not assume any legal and financial responsibility or liability for losses incurred by Pacific Rim and/or its directors, officers, management, advisors and representatives and or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereto as well as such use contrary to the provisions of this section of the Report. Evans & Evans reserves the right to review all calculations included or referred to in the Report and, if Evans & Evans considers it necessary, to revise the Report in light of any information existing at the Valuation Date which becomes known to Evans & Evans after the date of the Report.

A Comprehensive Valuation Report provides the highest level of assurance regarding the valuation conclusion. This Valuation Opinion as well as the entire Report is subject to the scope of the work conducted (refer to section 4.0) as well as the assumptions made (refer to section 6.0) and to all of the other sections of the Report.

Unless otherwise indicated, all monetary amounts are stated in Canadian dollars.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 3

2.0	BACKGROUND

2.1	Pacific Rim

Pacific Rim is a mineral exploration company focused on gold deposits in the Americas. The Company’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit (the “El Dorado Project”) and several grassroots gold projects (collectively the “PR Exploration Projects”) all of which are located in El Salvador.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc. (“PREx”), and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The El Dorado Project was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado Project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC.

Arbitration

Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado Project, PacRim, the Arbitration claim was originally filed under the Dominican Republic- United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). In its decision related to jurisdiction objections filed by the GOES, ICSID, in June 2012, ruled that the Arbitration could proceed under the Investment Law to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution t.

In March of 2013 PacRim filed the statement of claim (the “Memorial”) in the Arbitration against the GOES. In this final phase of the Arbitration, the merits of PacRim's claims as outlined in the Memorial will be addressed. The Tribunal will determine whether El Salvador has breached Salvadoran and international laws by refusing to issue the necessary administrative authorizations for the El Dorado Project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor under these laws. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science and international mining law.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 4

Based the March 28, 2013 (updated in August of 2013) independent expert report of Howard N. Rosen and Jennifer Vanderhart (the “Expert Report”), PacRim is seeking compensation in the amount of $301 million (including prejudgment interest) for its losses caused by the Government of El Salvador’s breaches of the Salvadoran Investment Law.

The Arbitration action is expected to proceed during fiscal 2014 and beyond. Having submitted its Memorial in late fiscal 2013, the Company and its legal counsel are currently awaiting the GOES’s submission of its Counter-Memorial anticipated in January 2014. This submission will be followed by oral testimony by both parties before the Tribunal.

2.2	El Dorado Project

2.2.1	Property Location, Access and Infrastructure

Details regarding the location, access and infrastructure related to the El Dorado Project were relied upon as outlined in the El Dorado Technical Report.

The El Dorado Project is located in the Department of Cabañas approximately 74 km northeast of San Salvador, the capital city of El Salvador, and 10 km southwest of the town of Sensuntepeque.

Based on the results of the exploration to-date, six separate deposits have been identified within the El Dorado Project - Minita, Balsamo, South Minita, Nance Dulce, Coyotera and Nueva Esperanza.

An asphalt highway crosses the project area, providing access to the national road network. Within the exploration license area, a network of compacted dirt and rock roads has been constructed that provides access throughout most of the central project area.

A primary 13,500 volt electrical transmission line passes along the highway and in front of the mine site and is connected to the current infrastructure via two-30 kva transformers, from which both 110v and 220v lines are distributed throughout the mine site area.

2.2.2	Property Ownership, Status and Agreements

Three Exploration Licenses and one pending Exploitation Concession, collectively covering approximately 15,640 hectares, comprise the El Dorado Project. One of the exploration licences expired on September 28, 2013 and the other two exploration licences expired on September 29, 2013. Management of the Company has noted that Pac Rim has maintained the El Dorado Project in good standing since drilling activity was halted and intends to continuing do so going forward. As of the date of the Report the application for an exploitation concession remains unapproved.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 5

2.2.3	History of Exploration and Production

Exploration work completed includes geological mapping, geochemical rock sampling, hand trenching, and drilling. Several campaigns of drilling were completed on the El Dorado Project between 1997 and 2007. The vast majority of the holes drilled on the El Dorado Project are core holes. There are 5,060 down hole surveys; 24,600 drill hole samples with at least one gold assay; 25,101 drill hole silver assays; 644 drill holes; and multiple fields of geologic data for most intervals.

2.2.4	Geology and Mineralization

The following description of geology and mineralization is as outlined in the El Dorado Technical Report.

The El Dorado district mineralization is dominated by north-trending epithermal chalcedonic-quartz and carbonate veins, with lesser but still-significant chalcedonic- quartz and carbonate veins having northwesterly or northeasterly trends.

Exploration by Pacific Rim and its predecessors has resulted in the delineation of six mineralized areas with multi-vein deposits for which resources can be estimated at the present time. Four of them, the Minita, South Minita, Bálsamo/Cerro Alto and Nueva Esperanza deposits, appear to be aligned along a northerly trend or structural zone. The other two deposits with resources, La Coyotera and Nance Dulce, are each distinct from other known resources and each other.

2.2.5	Metallurgy

The following description of metallurgy is as outlined in the El Dorado Technical Report.

The gold-silver mineralization had been identified as acanthite, electrum, native gold, and native silver. The sulfide mineralization is pyrite, chalcopyrite and trace sphalerite and galena. Gravity separation is not considered as a viable recovery process.

The El Dorado flowsheet consists of a crushing circuit, a single stage ball mill, vat leaching, a 5-stage CCD circuit and Merrill Crowe precipitation.

The leaching tests indicate that fine grinding (200 mesh), long leach times (48hrs hours), and high cyanide strengths are required to achieve optimum gold and silver recoveries.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 6

The operating recoveries for the El Dorado process plant are estimated to be 92% for gold and 83% for silver.

2.2.6	Exploration Results and Potential

The authors of the El Dorado Technical Report recommended the Company focus on drilling for resource enhancement and exploration and that the Feasibility Study, which had been halted in 2006 be re-initiated. Overall an additional 30,000 meters of drilling was recommended along with continued surface exploration.

2.2.7	Mining and Processing Operations

A Pre-Feasibility Study was prepared for the Minita deposit only. The Pre-Feasibility Study proposed an underground mining operation for this deposit and included an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters and capital and operating costs and also converted a portion of the deposit’s mineral resources into reserves.

2.2.8	Mineral Resources and Mineral Reserves

The resource estimate for the El Dorado Project are summarized in the table below:

		Grade	Ounces
Deposit	Category	(Au) g/t	(Au)
Minita	Measured & Indicated	10.53	605,900
Minita	Inferred	10.39	26,200
South Minita	Indicated	9.25	318,400
South Minita	Inferred	7.20	70,100
Balsamo	Indicated	9.86	179,600
Balsamo	Inferred	7.71	69,700
Nance Dulce	Inferred	19.56	81,100
Nueva Experanza	Indicated	5.77	33,900
Nueva Experanza	Inferred	4.67	4,300
Coyotera	Measured & Indicated	7.34	157,300
Coyotera	Inferred	5.83	3,600
	Total M&I and Reserves		1,295,100
	Total Inferred		255,000

2.2.9	Environmental Considerations

The following description of environment considerations is as outlined in the El Dorado Technical Report.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 7

The project has been designed to meet El Salvador laws and regulations, and international and North American good practices for engineering design and environmental management. Comprehensive environmental and social baseline studies have been completed to provide supporting information for project design and the project environmental impact study (“EIS”). The EIS has been prepared in accordance with the Terms of Reference issued by the Ministry of the Environmental and Natural Resources (“MARN”), and World Bank Group/International Finance Corporation (“IFC”) guidelines. The EIS was submitted to MARN in early September 2004.

After achieving technical approval of the EIS in August 2005, Pacific Rim was instructed to publish the EIS in its final version. The final version of the EIS was available the latter part of September 2005. In October 2005 the company was instructed to proceed to public consultation. In accordance with the requirements of the law, the EIS was available for public comment and review in the offices of the government October 5-18, 2005. Pacific Rim received the resulting public comments on March 29, 2006, and submitted answers to MARN’s questions October of 2006.

2.3	PR Exploration Projects

2.3.1	Santa Rita

Santa Rita is an early stage gold exploration property located in central El Salvador, northwest of the El Dorado Project. The property is comprised of a 48.6 square kilometre exploration license. The property was originally staked in 2005 by the Company and the exploration license expired subsequent to the end of the Company’s 2009 fiscal year. The property was immediately re-staked after expiration, but continues to await approval for the new exploration license.

2.3.2	Zamora / Cerro Colorado

The Zamora/Cerro Colorado property is an early stage gold exploration property comprising of a 125 square kilometre land package located north of the capital, San Salvador. In 2006 the Company signed an agreement to acquire a 100% interest in the Zamora project from a consortium of private companies. This agreement was later amended in 2007 to include additional exploration licences known as Cerro Colorado. Various advanced royalty payments are required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property. Title to these properties transfers to the Company at such time as a positive production decision is made and so long as the Company has maintained compliance with the advanced royalty payments. Upon achievement of commercial production, the sellers are entitled to receive a 3% net smelter royalty to a maximum of $10 million, inclusive of the dollar value of the advanced royalty payments made. As with its other mineral properties, the Company halted exploration work in 2008 due to the unresolved permitting issues experienced with the El Dorado property.

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3.0	DEFINITION OF FAIR MARKET VALUE

In this Report fair market value is defined in Multilateral Instrument 61-101 (the “Rules”) as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act”.

With respect to the market for the shares of a company viewed “en bloc” there are, in essence, as many “prices” for any business interest as there are purchasers and each purchaser for a particular “pool of assets”, be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or “synergies” that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser. Based on our experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor.

As part of a separate engagement Evans & Evans did not expose the Company and /or the El Dorado Project for sale in the open market and therefore are unable to comment as to the existence of any special interest purchasers who might be prepared to pay a price equal or greater than the fair market value (assuming the existence of special interest purchasers) outlined in the Report. As noted above, special interest purchasers might be prepared to pay a price higher than fair market value for the synergies noted above.

The shares of the Company have been valued initially en bloc.

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4.0	SCOPE OF THE REPORT

The authors of the Report have reached the assessments contained here within by relying on the following:

  Interviewed Mr. Thomas Shrake, President. CEO and Director, to gain an understanding of the historic issues with the El Dorado Project, the Arbitration and the costs and time related to sustaining the Company going forward.

  Reviewed Pacific Rim’s website www.pacrim-mining.com.

  Reviewed the Company’s June 2012 Investor Presentation.

  Reviewed Pacific Rim’s filings on SEDAR for the period January 1, 2012 to September 30, 2013.

  Reviewed Pacific Rim’s press releases for the 24 months preceding the Valuation Date.

  Reviewed the Company’s management-prepared financial statements for the three months ended July 31, 2013.

  Reviewed the Company’s financial statements for the years ended April 30, 2010 to 2013 as audited by PricewaterhouseCoopers, LLP, Chartered Accountants of Vancouver, British Columbia.

  Reviewed a management-prepared breakdown of the Company’s expenses for the period October 2013 to December 2013. Total expenditures over the period (including certain costs related to the Arrangement) are expected to be in the range of $1.0 million.

  Reviewed the Company’s U.S. Securities and Exchange Commission Form 20-F for the year ended April 30, 2013.

  Reviewed Employment Agreements between Pacific Rim and the following individuals – Thomas C. Shrake, Ericka Colindres, David Ernst, William Gehlen, Barbara Henderson, and Marge Scherer. All of the aforementioned agreements contain change of control clauses that result in payments to the individual.

  Reviewed the Expert Report of Howard N. Rosen and Jennifer Vanderhart dated March 28, 2013 and Amended August 16, 2013.

  Reviewed and relied extensively on the Technical Report Update on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador prepared for Pacific Rim by Steven Ristorcelli, P. Geo. and Peter A. Ronning, P. Eng. dated March 3, 2008.

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  Reviewed and relied extensively on the Final Pre-Feasibility Study, El Dorado Project, El Salvador prepared by SRK Consulting and dated January 21, 2005.

  Reviewed agreements between the Company and its legal counsel Crowell & Moring with respect to the Arbitration.

  Reviewed the trading price of the Company’s shares for the period January 1, 2012 to September 30, 2013. As can be seen from the chart below, the Company’s share price has largely between trending downwards over the past 21 months.

  Reviewed information on certain mergers and acquisitions of companies with producing or near producing gold assets.

  Reviewed information El Salvador, and in particular the mining industry, from a variety of sources. Highlights of the review are provided below:

    El Salvador has a population of approximately 6.1 million.

    Remittances accounted for 17% of GDP in 2011 and were received by approximately 33% of all households.

    2012 Gross Domestic Product was estimated at US$23 billion growing at approximately 1.4%

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    Twenty-five percent of the rural population does not have access to potable water, and an estimated 90% of the country’s surface water is believed to be “heavily contaminated”.

    In 2008, after strong public pressure to protect water from mining, Antonio Saca, El Salvador's President at the time, declared he would not issue any new mining permits. The moratorium has continued as at the date of the Report.

    No formal “ban” on mining is in place but no new permits have been issued under the terms of two separate Presidents.

    National elections in El Salvador will take place in 2014.

  Reviewed financial, stock market and resource / reserve information on the following companies with gold assets in Central and Latin American countries: Exeter Resource Corporation, Amarillo Gold Corporation, Brazil Resources Inc., Magellan Minerals Ltd., Rio Novo Gold Inc. and Gold Reserve Inc.

  Reviewed information on the natural resource, mining and exploration and gold, markets from such sources as and interviews with representatives of: Kitco Inc., Canadian Mining News, InfoMine, International Council of Mining and Metals, World Gold Council, USA Gold Daily, The Gold Institute, World Gold Council, National Mining Association, Reuters, Inc., Bloomberg, www.mindat.org, www.webmineral.com, Mineral Information Institute, Mining Weekly, www.mining.com, London Metal Exchange, International Monetary Fund, Metal Miner, Wall Street Journal, Reuters, and Metals Economics Group.

  Limitation and Qualification: Evans & Evans did not visit the El Dorado Project or the PR Exploration Projects. Evans & Evans did review and entirely relied upon the El Dorado Technical Report as outlined above. Evans & Evans has, therefore, relied on such expert’s technical and due diligence work as well as Pacific Rim’s management disclosure with respect to the El Dorado Project. The reader is advised that Evans & Evans can provide no independent technical and due diligence comfort or assurances as to the specific operating characteristics and functional capabilities of the El Dorado Project.

5.0

CONDITIONS OF THE REPORT

  The Report may be included in the Company’s public disclosure documents and may be submitted to the regulatory authorities and the Pacific Rim shareholders. We will require that Evans & Evans review such a submission in order to ensure accuracy and consistency with the Report.

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  The Report may not be submitted to any tax authority in Canada or the U.S., or any U.S. or international stock exchanges.

  The Report may not be relied upon in any legal proceedings unrelated to the Arrangement.

  Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

  In preparing the Report, Evans & Evans has assumed and believes that the technical reports include all information on the Company’s mineral resource properties that is relevant to the valuation.

  Evans & Evans did rely only on the information, materials and representations provided to it by Pacific Rim. Evans & Evans did apply generally accepted valuation principles to the financial information it did receive from Pacific Rim.

  We have assumed that the information which is contained in the Report, is accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report that Pacific Rim is aware of. Evans & Evans did attempt to verify the accuracy or completeness of the data and information available.

  Should the assumptions used in the Report be found to be incorrect, then the valuation conclusion may be rendered invalid and would likely have to be reviewed in light of correct and/or additional information.

  Evans & Evans denies any responsibility, financial or legal or other, for any use and/or improper use of the Report however occasioned.

  Evans & Evans’s assessments and conclusion is based on the information that has been made available to it. Evans & Evans reserves the right to review all information and calculations included or referred to in the Report and, if it considers it necessary, to revise part and/or its entire Report in light of any information which becomes known to Evans & Evans during or after the date of this Report.

  Evans & Evans as well as all of its Principal, Partner, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Report.

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6.0	ASSUMPTIONS OF THE REPORT

In arriving at its conclusions, Evans & Evans have made the following assumptions:

	1.	Pacific Rim’s financial statements have been prepared in accordance with International Financial Reporting Standards.

	2.	There have been no material changes in the outlook, financial position or business operations of Pacific Rim since the date of the most recent financial statements unless noted herein.

3.

An audit of the Company’s consolidated financial statements for the three months ended July 31, 2013 would not result in any material changes to the management- prepared financial statements provided to the authors of the Report.

	4.	Management’s representations as to the assets and liabilities as at the Valuation Date are accurate.

5.

Pacific Rim’s financial information (as it relates to historical expenditures on the mineral property interests), as provided by the representatives of Pacific Rim, is assumed to be accurate and complete. Evans & Evans has not verified the accuracy or completeness of this financial data.

6.

Evans & Evans has assumed that Pacific Rim and all of its related parties and their principals have no current and/or other contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report, (the Report is not a formal fairness opinion) that would affect Evans & Evans’ evaluation or comments.

7.

Pacific Rim has complied with all government taxation, import and export and regulatory practices as well as all aspects of its contractual agreements that would have an effect on the Report, and there are no other material agreements entered into by Pacific Rim that are not disclosed in the Report.

	8.	At the Valuation Date, no specific special purchaser(s) was/were identified that would pay a premium to purchase 100% of Pacific Rim or the El Dorado Project.

The authors of the Report believe these assumptions to be reasonable and appropriate for the purposes of this Report. This Report is based upon information made available to Evans & Evans and on the assumptions that have been made. Evans & Evans reserves the right to review all information and calculations included or referred to in this Report and, if we consider it necessary, to revise our views in the light of any information which becomes known to us during or after the date of this Report.

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7.0	FINANCIAL HISTORY

The authors of the Report reviewed the audited financial statements for Pacific Rim for the years ended April 30, 2010 to 2013 and the management-prepared financial statements for the three months ended July 31, 2013.

Evans & Evans has summarized and common-sized the results in Schedule 1.0 – Financial Statements.

8.0	FINANCIAL PROJECTIONS

As noted above, continued exploration on the Company’s mineral exploration properties is currently on hold pending resolution with respect to the ongoing Arbitration. Accordingly, the Company has reduced its staff to necessary individuals and the majority of the costs going forward are fixed – salaries and benefits and public company administration and filing costs. While the Company has agreed with its legal counsel as to their fixed costs for the current phase of the Arbitration, expert costs and disbursements are additional.

9.0	TANGIBLE ASSET BACKING

In determining the underlying book value of the common shares of a company, it is useful to view the tangible asset backing (“TAB”) of a firm as at the Valuation Date. The value of a firm’s tangible assets affects a purchaser’s analysis of the risk inherent in investing in that firm.

TAB is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities. Valuation theory holds that the higher the tangible asset backing of the Company the higher the fair market value.

The authors of the Report reviewed the Company’s July 31, 2013 balance sheet and made certain assumptions in arriving at the TAB as at the Valuation Date. The reader is advised to refer to Schedule 2.0 – Tangible Asset Backing. As at the Valuation Date, the TAB of Pacific Rim is -$1,370,000.

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10.0	REDUNDANT ASSETS

Redundant assets are defined as those assets that are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business.

The fair market value of a corporation’s redundant assets increases the fair market value of its shares otherwise determined under an income-based and/or asset based approach. Alternatively, at the Valuation Date, a firm’s capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the firm’s fair market value.

As at the Valuation Date the Company had no interest bearing debt, no ability to take on debt and no redundant assets.

11.0	VALUATION METHODOLOGIES

11.1	Going Concern versus Liquidation Value

The first stage in determining which approach to utilize in valuing a company or an asset is to determine whether the company is a going concern or whether it should be valued based on a liquidation assumption. A business is deemed to be a going concern if it is both conducting operations at a given date and has every reasonable expectation of doing so for the foreseeable future after that date. If a company is deemed to not be a going concern, it is valued based on a liquidation assumption.

11.2	Overview

In valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Where there is evidence of open market transactions having occurred involving the shares, or operating assets, of a business interest, those transactions may often form the basis for establishing the value of the company. In the absence of open market transactions, the three basic, generally-accepted approaches for valuing a business interest are:

(a) The Income / Cash Flow Approach;

(b) The Market Approach; and

(c) The Cost or Asset-Based Approach.

A summary of these generally-accepted valuation approaches is provided below.

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The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the operations, as if the business is a “going concern”. With regards to a company involved in exploration and development of a mineral property, or the valuation of a mineral property itself, the Income Approach generally relates to the current value of expected future income or cash flow arising from the potential development of a mineral project.

The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate: (a) the “Guideline Public Company Method”, (b) the “Merger and Acquisition Method”; and (c) analyses of prior transactions of ownership interests in the subject entity.

The Cost Approach is based upon the economic principle of substitution. This basic economic principle asserts that an informed, prudent purchaser will pay no more for an asset than the cost to obtain an opportunity of equal utility (that is, either purchase or construct a similar asset). From an economic perspective, a purchaser will consider the costs that they will avoid and use this as a basis for value. The Cost Approach typically includes a comprehensive and all- inclusive definition of the cost to recreate an asset. Typically the definition of cost includes the direct material, labor and overhead costs, indirect administrative costs, and all forms of obsolescence applicable to the asset. With regards to mineral properties, the Cost Approach involves a review of the historical exploration expenditures and their contribution to the current value of the mineral property. In certain cases a discount or premium to historical development costs may be utilized.

The Asset-Based Approach is adopted where either: (a) liquidation is contemplated because the business is not viable as an ongoing operation; (b) the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities, or investment holding company, etc.); or (c) there are no indicated earnings/cash flows to be capitalized. If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario (“Adjusted Net Asset Method”) or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

Lastly, a combination of the above approaches may be necessary to consider the various elements that are often found within specialized companies and/or are associated with various forms of intellectual property.

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11.3	Mineral Property Stage of Development

Mineral assets and mineral securities can be defined by their level of asset maturity:

	i.	“Exploration Areas” refer to properties where mineralization may or may not have been identified, but where a mineral resource has not been identified.

	ii.	“Mineral Resource Properties” are those where Mineral Resources have been identified and their extent estimated, but where a positive development decision has not been made.

	iii.	“Development Projects” refers to properties which have been committed to production, but which have not been commissioned or are not operating at design levels.

	iv.	“Operating El Dorado Projects” are those mineral properties which have been fully commissioned and are in production.

11.4	CIMVAL Recommended Valuation Approaches for Mineral Properties

The table below outlines the valuation approaches which are generally considered appropriate to apply to each type of mineral property (as defined in section 11.3 above) under the Canadian Institute Of Mining, Metallurgy and Petroleum Valuation of Mineral Properties guidelines (“CIMVAL”).

Valuation Approach	Exploration Properties	Mineral Resource Properties	Development Properties	Production Properties
Income	No	In some cases	Yes	Yes
Market	Yes	Yes	Yes	Yes
Cost	Yes	In some cases	No	No

12.0	PACIFIC RIM VALUATION APPROACHES

12.1	Overall Valuation Approach for Pacific Rim

Given the nature and status of Pacific Rim’s overall business operations at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that the Company should be valued based on a going concern approach and a liquidation assumption. The use of both a going concern and liquidation assumption was chosen given: (1) the Company has no ability to generate revenues given the status of the El Dorado Project and the PR Exploration Projects and the uncertainty with respect to when or if exploration will continue on these properties; (2) the Company has nominal cash; (3) the Company is reliant on further financing to maintain operations; and, (4) the Company is not generating a fair return on its assets.

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Given the approaches to valuation outlined above, it is the view of the authors of the Report that that the most appropriate methods in determining the range of the fair market value of Pacific Rim at the Valuation Date was a weighting of two Market Approaches and an Asset Approach.

The market-based Mergers & Acquisition Method was utilized as it provides an indication of the fair market value of the Company based on recent transactions in the industry. Evans & Evans also considered the price for the Company implied by historical equity issuances by the Company.

Given the going concern risk associated with the Company, a Net Asset Method was considered appropriate. In undertaking the Net Asset Method, Evans & Evans utilized a “rules-of-thumb” multiple to determine the fair market value of the Company’s tax loss carryforwards. The El Dorado Project and the PR Exploration Projects were deemed to have nominal value as the Company does not currently hold exploration or exploitation permits in good standing.

A weighting approach was utilized in that it balances the long-term potential of the Company associated with the Arbitration, with the current status of the Company, i.e., no exploration or exploitation permits currently in good standing and negative working capital.

In the above Pacific Rim valuation approaches Evans & Evans has relied on information provided by the management of Pacific Rim, the El Dorado Technical Report outlined in section 4.0 of the Report, and data from industry participants.

12.2	Methods Considered but Not Utilized

Evans & Evans also attempted to use a variety of other valuation approaches. In this regard, Evans & Evans examined and considered the following approaches, but were unable to use any of them:

(1)

Previous Valuations. Evans & Evans did review the Expert Report prepared for Pacific Rim which does include a valuation of the El Dorado Project and the PR Exploration Projects as at March 10, 2008. In the view of Evans & Evans the fair market values of the El Dorado Project and the PR Exploration Projects as outlined in the Expert Report are not reflective of the current fair market value of the Company or its assets for the following key reasons:

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i.

The fair market value was determined as at March 10, 2008. The overall natural resource markets, the specific market for gold exploration and development projects and the equity markets have changed materially between March 10, 2008 and September 30, 2013. Accordingly assumptions utilized at March 10, 2008 would not be valid as at September 30, 2013.

ii.

The fair market value as outlined in the Expert Report, given the nature of the assignment and the intended use of the Expert Report, is based on the assumption that the Company was granted exploitation permits and exploration permits as at March 10, 2008 and hence would be able to move its projects forward. As at the Valuation Date, the Company does not possess such current permits and therefore could offer no certainty to a potential purchaser as to when or if the assets could be further developed. In the view of Evans & Evans, making an assumption that the permits are in good standing as at a current date is not reasonable under the standards of fair market value.

iii.	The exploration permits had not expired as at March 10, 2008. As at the Valuation Date the Company had no exploration permits in good standing.

(2)

Appraised Value Approach. The Appraised Value Approach assumes that a relationship exists between the amount of prior exploration work performed on a property and the value of that property. An exploration program will either enhance or diminish the value of the property. The Appraised Value Approach also assumes that all of, or a portion of, past and projected future expenditures on a property of merit will produce a dollar value for the property that is at least equal to the total amount expended assuming that all expenditures are relevant and within accepted industry standards. A premium or discount may be applied to the historical and projected future costs based on an evaluation of how the previous and planned exploration has enhanced or diminished the value of the property. Evans & Evans deemed it inappropriate to utilize this approach as it is not recognized by regulatory authorities in Canada and it is generally not considered appropriate for production stage properties.

(3)

Market Approach – Trading Price Method. As Pacific Rim is a reporting issuer with its common shares listed for trading on the Exchange, the authors of the Report carefully considered the use of a Trading Price Method in determining the fair market value of Pacific Rim as at the Valuation Date. The authors of the Report reviewed the trading data for Pacific Rim’s shares for the 21 months preceding the Valuation Date (January 1, 2012 to September 30, 2013).

While Evans & Evans reviewed the trading data over a 21 month period, the data and analysis focused only the previous 90 to 180 trading days. In the view of Evans & Evans, changes in market conditions, company results and other economic factors make a detailed analysis beyond 180 days not as relevant to what shareholders are able to realize from their shareholdings as at the Valuation Date.

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The authors of the Report found for the 90 trading days preceding the Valuation Date (September 30, 2013) the Company’s shares closed at an average price of $0.049 with a daily average trading volume of approximately 37,431 shares. In total over the 180 trading days preceding the Valuation Date, approximately 11.1 million (approximately 5.2%) of the issued and outstanding shares of Pacific Rim were traded.

Trading Price - Respecting September 30, 2013 Valuation Date
	Minimum	Average	Maximum
10-Days Preceding	0.040	0.044	0.045
30-Days Preceding	0.040	0.046	0.055
90-Days Preceding	0.035	0.049	0.070
180-Days Preceding	0.035	0.054	0.100

Trading Volume - Valuation Date
	Minimum	Average	Maximum	Total	%
10-Days Preceding	0	57,259	303,200	572,587	0.3%
30-Days Preceding	0	61,936	626,000	1,858,087	0.9%
90-Days Preceding	0	37,431	626,000	3,368,787	1.6%
180-Days Preceding	0	61,457	3,086,000	11,062,287	5.2%

Market Capitalization Based on Average Share Price - C$

Days Preceding the Valuation Date
10	30	90	180
$9,180,000	$9,700,000	$10,290,000	$11,490,000

Given the above, the authors of the Report deemed it necessary to examine the trading history of the Company to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell). In examining the trading volumes of the Company over 180 trading days preceding the Valuation Date it is apparent that daily trading volumes are very low. This indicates that large numbers of shareholders’ actual ability to realize their shares current trading price is highly unlikely. This provides supporting evidence that trading price is not indicative of fair market value of the Company. The thinness of trading over the previous 21 months of operations also suggests that any indication of fair market value from an enterprise value perspective is unlikely.

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(4)

Income Approach – Discounted Cash Flow Method. Given certain deposits on the El Dorado Project had been advanced to the pre-feasibility study stage, Evans & Evans did consider whether a Discounted Cash Flow Method was appropriate to determine the fair market value of the El Dorado Project as at the Valuation Date. However, given the lack of valid exploration or exploitation permits and that the assumptions related to the El Dorado Project were based on a 2005 Pre- Feasibility Study and current costs would be expected to differ, this approach was deemed inappropriate as at the Valuation Date.

13.0	BUSINESS AND MARKET ASSESSMENTS

In arriving at the fair market value of the Company, Evans & Evans considered the following:

1.

The biggest challenge facing the Company is the lack of working capital. For the past six months the Company has been funded by the investment by OceanaGold which took place in October 2012. The Company is currently reliant on OceanaGold for working capital. In the view of Evans & Evans the ability of the Company to secure additional financing given current equity markets is limited.

	2.	As at the Valuation Date the Company had no exploration or exploitation permits in good standing.

3.

The Company has expended over US$50 million on exploration and development of the El Dorado Project and the PR Exploration Projects. However, the status of the permits and the ongoing Arbitration create uncertainty as to when the Company will be able to generate a return on this investment.

4.

Ultimately, the economic viability of a resource exploration company is related to the price of the mineral for which it is exploring. However, given the Company ceased exploration on its El Salvadorian projects in 2009 and recently abandoned its assets in the U.S., in the view of Evans & Evans the viability of the Company is currently tied not to the price of gold, but the outcome of the Arbitration.

5.

The El Dorado Project is an attractive project in that its cash costs were forecast in 2005 to be relatively low. Given the current price of gold, on a cash costs basis virtually all the world’s significant gold miners would appear to be profitable however, recent quarterly and half yearly profit figures coming out of the gold mining sector are generally not positive. At current gold prices even the best of the world’s gold miners are either making losses or are marginally profitable. Accordingly, if the Arbitration is settled in the Company’s favour it would likely have an attractive asset.

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6.

Evans & Evans found in its due diligence that declining gold prices has lead to small producers shutting down. Consolidation in the industry has begun and is expected to continue as companies with cash reserves look to pick up assets at distressed prices.

7.	The moratorium on issuing exploration and exploitation permits in El Salvador is not short-term. No new permits have been issued since 2008.

8.	The Company does not have sufficient funds to acquire new mineral exploration properties which could be advanced to increase shareholder value.

14.0	VALUATION OF PACIFIC RIM

14.1	Mergers & Acquisition Method

In arriving at the fair market value of the Company Evans & Evans deemed it appropriate to utilize a Mergers & Acquisition Method. The Mergers & Acquisitions Method uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the fair market value of the entity under review. While the Company does not have exploration or exploitation permits in good standing, Evans & Evans did believe there was potential value in the Arbitration in that it could result in either a financial award (based largely on the identified resource at the El Dorado Project) or the ability to advance the El Dorado Project (which would be reasonable given work conducted to-date and the resources identified).

Evans & Evans reviewed recent transactions in the gold industry and outlined 10 transactions, six of which were deemed most appropriate, which provided a range of price to reserves and resources which could be utilized to determine the fair market value of the Company as outlined in Schedule 3.0 – Mergers & Acquisition Method.

Evans & Evans used a multiple of acquisition price to reserves and resources as a means of deriving the fair market value of 100% of the Company. The five transactions utilized in the analysis implied a value of $9.54 per ounce of gold. Evans & Evans did apply a significant discount (60%) to account for the uncertainty with respect to the ability of a notional purchaser of the Company to advance Pacific Rim’s mineral exploration projects. It was thereafter necessary to add back the cash and deduct the debt as at the Valuation Date to arrive at the fair market value of the equity. As at the Valuation Date, the fair market value of the common shares of the Company was determined to be $5.6 million or $0.027 per share under the Mergers & Acquisition Method.

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14.2	Historical Transactions Method

In October of 2012 the Company raised approximately $4.2 million through the issuance of 42,150,000 common shares of Pacific Rim to OceanaGold at a price of $0.10 per share, which represented a significant premium to the $0.07 to $0.08 per share at which the Company’s shares were trading in the market at that time. In total, the shares issued represented approximately 19.98% of the Company’s issued and outstanding shares at that time and implied a value for the Company of $21.1 million at that time.

October 2012
Non-Brokered Private Placement (OceanaGold)	42,150,000
Price Per Common Share	$0.100

Gross Proceeds - C$	$4,215,000

Shares Outstanding Prior to Financing	168,801,708
Shares Outstanding Post Financing	210,951,708
% of Outstanding Shares Issued in Financing	19.98%

Implied Value of 100% - C$	$21,100,000

14.3	Net Asset Method

Given the going concern risks cited throughout the Report, Evans & Evans considered that the Company was not generating a sufficient return on its assets. Accordingly, Evans & Evans undertook a Net Asset Method considering two scenarios: (1) an indefinite hold scenario (i.e. the assets will not be disposed of in the foreseeable future) which values the underlying assets without consideration of taxes and disposition costs; and, (2) an immediate sale scenario, which assumes the assets and liabilities of the Company will be disposed of in a short-term period. For the purposes of this Report, Evans & Evans has assumed the underlying assets would be disposed of within six months under the immediate sale scenario. During the immediate sale scenario period of three months, operating costs, tax effects, dispositions costs, and other costs are incurred to dispose of the Company’s assets and liabilities.

The Net Asset Method involves the adjustment of the reported net book value of the assets and liabilities of the Company to their respective fair market values. As summarized on Schedule 4.0 – Net Asset Method, Evans & Evans have made a number of assumptions in arriving at the fair market value conclusions.

The primary asset of the Company is the El Dorado Project. Evans & Evans considered using an industry “rules of thumb” dollar value per ounce of gold to determine the fair market value of the El Dorado Project. However, as noted above, in the view of Evans & Evans, the value of the Company does not lie in the El Dorado Project and the PR Exploration Projects, the value lies in the Arbitration and the potential that represents to either be awarded the exploration and development licenses or a financial award. Accordingly, in the view of Evans & Evans, the Company’s mineral resource properties had nominal fair market value as at the Valuation Date. Evans & Evans did however view there to be value in the Company’s significant tax losses as at the Valuation Date.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 24

Under the Net Asset Method the fair market value of the common shares of the Company is $nil.

15.0	VALUATION CONCLUSIONS

Upon arriving at the fair market value Pacific Rim under the three approaches outlined in section 14.0 of the Report, Evans & Evans deemed it appropriate to weigh the three approaches to balance the potential of the Company associated with the Arbitration with the going concern risk faced by Pacific Rim as at the Valuation Date.

The low end of the range of fair market value of Pacific Rim was determined to be $6,340,000 or $0.030 per share. In the low end of the range, Evans & Evans deemed it appropriate to place significant weighting on the Net Asset Method given the going concern risks faced by the Company. The Historical Transaction Method was given less weighting as it represented a premium to the market price at the time of the financing, and the price of the Company’s shares has declined since the completion of the financing.

Approach	Fair Market Value	Weighting	C$
Historical Transactions	$21,730,890	15%	$3,259,634
Net Asset Method	$0	30%	$0
Mergers & Acquisition	$5,600,000	55%	$3,080,000
Fair Market Value, say			$6,340,000
Shares Outstanding			210,951,708
Fair Market Value per Share, say			$0.030

The high end of the range of fair market value of Pacific Rim was determined to be $7,460,000 or $0.035 per share. In arriving at the high end of the range, Evans & Evans deemed it appropriate to rely more heavily on the two Market Approaches as they reflect how investors in the market are valuing the Company and like assets (with some adjustments). In particular, the Mergers & Acquisition Method was given the most weighting as it best reflected the potential value of the Company and its Arbitration.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 25

Approach	Fair Market Value	Weighting	C$
Historical Transactions	$21,730,890	15%	$3,259,634
Net Asset Method	$0	10%	$0
Mergers & Acquisition	$5,600,000	75%	$4,200,000
Fair Market Value, say			$7,460,000
Shares Outstanding			210,951,708
Fair Market Value per Share, say			$0.035

16.0	QUALIFICATIONS AND CERTIFICATION

16.1	Qualifications

The Report preparation was carried out by Ms. Jennifer Lucas and was thereafter reviewed by Michael A. Evans.

Ms. Jennifer Lucas, MBA, CBV, ASA Partner, Evans & Evans, Inc. 1610 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6

1.	I am a graduate of the University of Saskatchewan (1993) with a Bachelor of Commerce degree and the University of British Columbia (1995) with a Masters in Business Administration degree.

2.

I hold the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. I am a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

3.

I have been employed as an analyst and valuator with Evans & Evans, Inc. since 1997. I possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. My background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. I have also gained experience in the Personal Security and Telecommunications industries.

4.	I have for the past sixteen years at Evans & Evans been involved in writing and reviewing over 500 valuation and due diligence reports for public and private transactions.

5.	Over the past seven years I have examined and provided valuations on numerous mineral properties around the world. Given my experience I believe I am a Qualified Valuator as outlined in CIMVAL.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 26

6.

The information in the Report on was obtained in part from reports provided by qualified persons as outlined in section 4.0 of the Report. This information is to the best of my knowledge and experience correct. I have had no previous involvement with the subject properties.

7.	I am not aware of any material fact or material change with respect to the subject properties which is not reflected in the Report.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1989. For the past 27 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice- President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 1,500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

16.2	Certification

The analyses, opinions, calculations and conclusions were developed, and this Report has been prepared, in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

The fee established for the Report has not been contingent upon the value or other opinions presented. The authors of the Report have no present or prospective interest in Pacific Rim and we have no personal interest with respect to the parties involved.

Yours very truly,

EVANS & EVANS, INC.

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013	Page 27

17.0	RESTRICTIONS AND CONDITIONS

This Report is intended for the purpose stated in section 1.0 hereof and, in particular, is based on the scope of work and assumptions as to results that could reasonably be expected at the Valuation Date.

The authors of the Report advise the reader to carefully review sections on the Conditions of the Report and the Assumptions of the Report to understand the critical assumptions that the Report is based on. It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this Report without prior written permission in each specific instance.

Evans & Evans reserves the right to review all information and calculations included or referred to in this Report and, if it consider necessary, to revise its views in the light of any information which becomes known to it during or after the date of this Report. The authors of the Report disclaim any responsibility or liability for losses occasioned to Pacific Rim, its shareholders and all other related and other parties including potential investors as a result of the circulation, publication, reproduction or use of this Report or its use contrary to the provisions of this paragraph.

18.0	SCHEDULES

Schedule 1.0 – Financial Statements Schedule 2.0 – Tangible Asset Backing Schedule 3.0 – Mergers & Acquisition Method Schedule 4.0 – Net Asset Method

EVANS & EVANS, INC.

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013

SCHEDULE 1.0 – FINANCIAL STATEMENTS

EVANS & EVANS, INC.

Pacific Rim Mining Corp.
Balance Sheet

	Management	Audited	Audited	Audited	Audited
US$ Thousands	July 31, 2013	April 30, 2013	April 30, 2012	April 30, 2011	April 30, 2010

Assets
Current Assets
Cash and Cash Equivalents	$465	$914	$816	$258	$1,333
Short-term Investments	$0	$496	$455	$787	$0
Receivables and Prepaids	$128	$104	$129	$150	$81
	$593	$1,514	$1,400	$1,195	$1,414

Non-current Assets
Property, Plant and Equipment	$16	$18	$26	$0	$0
Resource Property Costs	$5,454	$5,454	$5,492	$5,462	$5,492
Restricted Cash	$24	$24	$24	$24	$21
	$5,494	$5,496	$5,542	$5,486	$5,513

Total Assets	$6,087	$7,010	$6,942	$6,681	$6,927

Liabilities and Shareholder's Equity
Current Liabilities
Accounts Payable and Accruals	$1,676	$1,979	$1,636	$1,642	$1,580

	$1,676	$1,979	$1,636	$1,642	$1,580

Future Income Tax Liability	$0	$0	$0	$1,046	$1,046
Derivative Warrant Liability	$0	$0	$210	$0	$0
	$0	$0	$210	$1,046	$1,046

Shareholders' Equity
Share Capital	$94,312	$94,312	$90,058	$86,955	$84,133
Contributed Surplus	$5,254	$5,214	$4,853	$7,045	$6,266
Retained Earnings (Deficit)	-$95,155	-$94,495	-$89,815	-$90,100	-$86,098
	$4,411	$5,031	$5,096	$3,900	$4,301
	$6,087	$7,010	$6,942	$6,588	$6,927

Pacific Rim Mining Corp.
Balance Sheet

	Management	Audited	Audited	Audited	Audited
Common Sized	July 31, 2013	April 30, 2013	April 30, 2012	April 30, 2011	April 30, 2010

Assets
Current Assets
Cash and Cash Equivalents	7.6%	13.0%	11.8%	3.9%	19.2%
Short-term Investments	0.0%	7.1%	6.6%	11.8%	0.0%
Receivables and Prepaids	2.1%	1.5%	1.9%	2.2%	1.2%
	9.7%	21.6%	20.2%	17.9%	20.4%

Non-current Assets
Property, Plant and Equipment	0.3%	0.3%	0.4%	0.0%	0.0%
Resource Property Costs	89.6%	77.8%	79.1%	81.8%	79.3%
Restricted Cash	0.4%	0.3%	0.3%	0.4%	0.3%
	90.3%	78.4%	79.8%	82.1%	79.6%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities and Shareholder's Equity
Current Liabilities
Accounts Payable and Accruals	27.5%	28.2%	23.6%	24.6%	22.8%

Future Income Tax Liability	0.0%	0.0%	0.0%	15.7%	15.1%
Derivative Warrant Liability	0.0%	0.0%	3.0%	0.0%	0.0%
	0.0%	0.0%	3.0%	15.7%	15.1%

Shareholders' Equity
Common Shares	1549.4%	1345.4%	1297.3%	1301.5%	1214.6%
Contributed Surplus	86.3%	74.4%	69.9%	105.4%	90.5%
Retained Earnings (Deficit)	-1563.2%	-1348.0%	-1293.8%	-1348.6%	-1242.9%
	72.5%	71.8%	73.4%	58.4%	62.1%
	100.0%	100.0%	100.0%	98.6%	100.0%

Pacific Rim Mining Corp.
Income Statement

	Audited	Audited	Audited	Audited	Audited
US$ Thousands	3 Months Ended	12 Months Ended	12 Months Ended	12 Months Ended	12 Months Ended
	July 31, 2013	April 30, 2013	April 30, 2012	April 30, 2011	April 30, 2010

Expenses
Exploration	$259	$1,514	$1,808	$1,225	$1,621
Stock-based Compensation	$40	$361	$454	$335	$358
General and Administrative	$92	$402	$450	$456	$1,135
Salaries & Benefits	$96	$408	$367	$306	$0
Professional Services	$75	$183	$287	$230	$0
Depreciation	$2	$8	$20	$30	$73
International Arbitration	$116	$2,017	$473	$1,586	$2,233
Write-down of Resource Property Costs	$0	$57	$0	$0	$0
Other Income	-$37	-$103	-$81	-$78	$0
	$643	$4,847	$3,778	$4,090	$5,420

Loss Before Other Items	-$643	-$4,847	-$3,778	-$4,090	-$5,420

Other Items:
Gains on Derivative Liability	$0	-$210	-$2,051	-$232	$15
Foreign Exchange Gain (Loss)	$18	$54	$121	-$81	-$576
Finance Income	-$1	-$11	-$14	-$6	$0
Gain on Sale of Buillion	$0	$0	$0	$0	$0
Other Income	$0	$0	$0	$0	-$71
Financing Costs	$0	$0	$0	$0	$213
	$17	-$167	-$1,944	-$319	-$419

Net Loss for the Period	-$660	-$4,680	-$1,834	-$3,771	-$5,001
Disctontinued Operations	$0	$0	$0	$0	$38
Income Taxes	$0	$0	$0	$0	-$4
Net Comprehensive Loss	-$660	-$4,680	-$1,834	-$3,771	-$4,967

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013

SCHEDULE 2.0 – TANGIBLE ASSET BACKING

EVANS & EVANS, INC.

Pacific Rim Mining Corp.
Tangible Asset Backing, say
As At September 30, 2013 based on July 31, 2013 Financial Statements

		Adjustment	Fair Market Value
US$ Thousands	July 31, 2013	Low Low		Notes
ASSETS
Current Assets
Cash and Cash Equivalents	$465	-$283	$182	1
Receivables and Prepaids	$128		$128
	$593		$310

Property, Plant and Equipment	$16		$16	2
Resource Property Costs	$5,454	-$5,454	$0	3
Restricted Cash	$24		$24
	$5,494		$40

	$6,087		$350

LIABILITIES
Current Liabilities
Accounts Payable and Accruals	$1,676		$1,676	4
	$1,676		$1,676

Net Assets	$4,411		-$1,326
Stub Period Net Income (Loss)			$0	5

Tangible Asset Backing, US$			-$1,326
Convert to Canadian Dollars			1.0299
Tangible Asset Backing, CS$			-$1,370,000

Notes

1	As at September 30, 2013 the Company's cash position was $182
2	Assumed the book value of the equipment was equal to fair market value.
3	The book value of the El Dorado Project and the PR Exploration Projects was determined to be nominal as at the Valuation Date
The PR Exploration Projects were deemed to have nominal value given the uncertainty with respect to the Company being able to secure current exploration permits
4	No adjustment was deemed appropriate given ongoing expenditures being incurred by the Company and the lack of cash available to reduce payables.
5	No adjustment was required for the stub period net loss as it is reflected in the decrease in cash and the

Comprehensive Valuation Report
Pacific Rim Mining Corp.
October 11, 2013

SCHEDULE 3.0 – MERGERS & ACQUISITION METHOD

EVANS & EVANS, INC.

Pacific Rim Mining Corp.
Mergers & Acquisition Method

Date	June 3, 2013	Date	July 18, 2013
Acquirer	Hecla Mining Company	Acquirer	Middle Island Resources Limited

			African GeoMin Mining Development
Target	Aurizon Mines Ltd.	Target	Corporation Limited

			Ultimately holds an 80% interested in
	100% of Shares		Societe des Mines du Liptako (SML) S.A.
	Quebec		Samira Hill Gold Mine in Niger

Consideration	Cash or Shares	Consideration	Cash
Price	$739,141,271	Price	$1,284,875
Less: Cash	-$188,847,000	Less: Cash	$0
Plus: Debt	$0	Plus: Debt	$0
	$550,294,271		$1,284,875

Gold Ounces*	4,147,400	Gold Ounces*	880,880

Premium at Announcement	39.0%
Price / Ounze	$132.68	Price / Ounze	$1.46
*P&P + M&I + 50% Inferred		*P&P + M&I + 50% Inferred

Date	March 13, 2013	Date (Pending Approval)	July 29, 2013
Acquirer	Nord Gold N.V.	Acquirer	LionGold Corp. Ltd.

Target	High River Gold Mines Ltd.	Target	Acadian Mining Corporation
	100% of Shares		100% of Shares

Consideration	Cash or Shares	Consideration	Cash
Price	$1,184,708,736	Price	$7,702,399
Less: Cash	-$55,045,000	Less: Cash	-$1,001,304
Plus: Debt	$10,356,000	Plus: Debt	$692,111
	$1,140,019,736		$7,393,206

Gold Ounces*	11,662,500	Gold Ounces*	889,500

Premium at Announcement	17.2% - 20.2%	Premium at Announcement	21.0%
Price / Ounze	$97.75	Price / Ounze	$8.31
*P&P + M&I + 50% Inferred		*P&P + M&I + 50% Inferred

Date	September 30, 2013	Date	July 29, 2013
Acquirer	Brazil Resources Inc.	Acquirer	New Gold Inc.

Target	Brazilian Gold Corporation	Target	Rainy River Resources Ltd.
	100% of Shares		100% of Shares

Consideration	Shares	Consideration	Cash and Shares / All Shares
Price	$12,474,499	Price	$385,222,716
Less: Cash	-$886,450	Less: Cash	-$80,437,330
Plus: Debt	$0	Plus: Debt	$0
	$11,588,049		$304,785,386

Gold Ounces*	1,652,000	Gold Ounces*	7,327,000

Premium at Announcement	38.9%	Premium at Announcement	42% - 67%
Price / Ounze	$7.01	Price / Ounze	$41.60
*P&P + M&I + 50% Inferred		*P&P + M&I + 50% Inferred

Pacific Rim Mining Corp.
Mergers & Acquisition Method

Date	February 20, 2013	Date	July 12, 2013
Acquirer	Hochschild Mining plc	Acquirer	Alamos Gold Inc.

Target	Andina Minerals Inc.	Target	Esperanza Resources Corp.
	100% of Shares		100% of shares

Consideration	Cash	Consideration	Cash
Price	$103,416,870	Price	$67,018,523
Less: Cash	-$4,278,365	Less: Cash	-$27,583,222
Plus: Debt	$0	Plus: Debt	$0
	$99,138,505		$39,435,301

Gold Ounces*	9,213,500	Gold Ounces*	1,558,500

Premium at Announcement	100 - 106%	Premium at Announcement	38.0%
Price / Ounze	$10.76	Price / Ounze	$25.30
*P&P + M&I + 50% Inferred		*P&P + M&I + 50% Inferred

Date	June 3, 2013	Date	December 13, 2012
Acquirer	Terango Gold Corporation	Acquirer	Primero Mining Corp.

Target	Oromin Explorations Ltd.	Target	Cerro Resources NL
	100% of Shares		100% of Shares

Consideration	Shares	Consideration	Shares
Price	$59,112,000	Price	$119,000,000
Less: Cash	-$726,645	Less: Cash	-$2,590,202
Plus: Debt	$2,757,540	Plus: Debt	$0
	$61,142,895		$116,409,798

Gold Ounces*	2,868,825	Gold Ounces*	1,127,960

Premium at Announcement	50.0%	Premium at Announcement	62.0%
Price / Ounze	$21.31	Price / Ounze	$103.20
*P&P + M&I + 50% Inferred		*P&P + M&I + 50% Inferred

Adjusted Median	$3.81	Average of Selected Transactions	$15.74
Pacific Rim Resources (Note 1)	1,422,600	(Highlighted)
Price	$5,426,302	Median of Selected Transactions	$9.54
Plus: Cash (C$)	$187,463	(Highlighted)
Less: Debt	$0
Fair Market Value, say	$5,600,000	Discount for Current Status of Permits	60%
Shares Outstanding	210,951,708
Fair Market Value per Share, say	$0.027

Note 1
Measured & Indicated Resources	1,295,100
Inferred Resources (50%)	127,500
	1,422,600

SCHEDULE 4.0 – NET ASSET METHOD

EVANS & EVANS, INC.

Pacific Rim Mining Corp.
Net Asset Method
As At September 30, 2013 based on July 31, 2013 Financial Statements

		Adjustment		Fair Market Value
US$	June 30, 2013	Indefinite Hold	Immediate Sale	Indefinite Hold	Immediate Sale	Notes
ASSETS
Current Assets
Cash and Cash Equivalents	$465,000	-$282,979	-$282,979	$182,021	$182,021	1
Receivables and Prepaids	$128,000		-$64,000	$128,000	$64,000	2
	$593,000			$310,021	$246,021

Property, Plant and Equipment	$16,000	-$16,000	-$16,000	$0	$0	3
Resource Property Costs	$5,454,000	-$5,454,000	-$5,454,000	$0	$0	4
Restricted Cash	$24,000			$24,000	$24,000
	$5,494,000			$24,000	$24,000

	$6,087,000			$334,021	$270,021

LIABILITIES
Current Liabilities
Accounts Payable and Accruals	$1,676,000			$1,676,000	$1,676,000	5
	$1,676,000			$1,676,000	$1,676,000

Net Assets	$4,411,000			-$1,341,979	-$1,405,979
Add: Stub Period Net Income				$0	$0	6
Less: Foregone Tax Shield				$0		7
Less: Disposition Costs					$0	8
Less: Taxes on Capital Gains					$0	9
Less: Operating Costs					-$972,525	10
Less: Severance					-$928,021	11
Less: Lease Termination					$60,000	12
Plus: Tax Losses					$2,096	13
Fair Market Value of the Equity (US$), say				-$1,341,979	-$3,244,429
				$0

Notes

1	As at September 30, 2013 the Company's cash position was $182,021
2	Under the indefinite hold scenario these amounts are assumed to be recoverable. Under the immediate sale scenario, 50% are expected to be recoverable.
3	The fair market value of the equipment was determined to be nominal as it was comprised mainly of office equipment, software and miscellaneous furniture and camp supplies.
4	As outlined in the report the fair market value of the El Dorado Project and the PR Exploration Projects was determined to be nominal.
5	No adjustment was deemed appropriate given ongoing expenditures being incurred by the Company and the lack of cash available to reduce payables.
6	No adjustment was required for the stub period net loss as it is reflected in the decrease in cash and the existing accounts payable.
7

Deduction of the foregone tax shield that a purchaser of the shares of the Company would bear compared to a purchaser of the assets who would obtain a step up in tax basis. As Evans & Evans has assumed the book value of all assets is equal to or lesser than the fair market value, there is no foregone tax shield.

8	As the Company's assets were deemed to have nominal value, Evans & Evans has assumed there are no disposition costs.
9	As Evans & Evans has assumed the fair market value of the equipment is equal to or lesser than their book value there are no capital gains incurred by the Company.
10	Operating costs over the three month wind-up period as estimated by management are provided below.

Expenses
	October	November	December
Vancouver	$87,158	$48,658	$21,925
U.S.	$57,181	$57,181	$57,181
El Salvador	$55,521	$54,281	$73,439
Annual Director Compensation	$55,000
	$254,860	$160,120	$152,545

Pacific Rim Mining Corp.
Net Asset Method
As At September 30, 2013 based on July 31, 2013 Financial Statements

Transaction Costs
Special Committee	$35,000	$35,000
Professional Fees	$80,000	$80,000	$80,000
Fairness	$25,000
Filing Fees	35000	35000
	$175,000	$150,000	$80,000

	$429,860	$310,120	$232,545

Total Costs	$972,525

11	A sale of the Company would trigger the following change of control payments.

Change of Control
Ericka Colindres	$75,833
David Ernst	$84,750
William Gehlen	$168,750
Barbara Henderson	$203,658
Marge Scherer	$35,030
Thomas Shrake	$360,000
$928,021

12	Estimated costs of terminating leases -$60,000
13

The Company has the following non-capital tax losses available in Canada and the U.S. Such losses could be utilized by a potential purchaser of the Company under the immediate sale scenario. Under the indefinite hold scenario they have nominal value to the Company as there is no certainty as to when or if Pacific Rim will generate positive net income.

Year of Expiry	Canada	US
2014	$1,499	$0
2015	$375	$0
2017	$0	$664
2019	$0	$24
2020	$0	$269
2021	$0	$612
2022	$0	$719
2023	$0	$684
2024	$0	$808
2025	$0	$970
2026	$1,584	$313
2027	$1,939	$271
2028	$3,132	$536
2029	$3,815	$549
2030	$3,127	$645
2031	$2,352	$602
2032	$1,056	$678
2033	$2,439	$281
	$21,318	$8,625

Total Tax Losses	$29,943	$29,943
Multiple	0.06	0.08
	$1,796.58	$2,395.44
Midpoint		$2,096.01

APPENDIX D
FAIRNESS OPINION OF EVANS & EVANS, INC.

EVANS & EVANS, INC.

400 BURRARD STREET
SUITE 1610
VANCOUVER, BRITISH COLUMBIA
CANADA, V6C 3A6

Tel: (604) 408-2222
Fax: (604) 408-2303
www.evansevans.com

October 11, 2013

PACIFIC RIM MINING CORP.
#1050 - 625 Howe Street
Vancouver, British Columbia V6C 2T6

Attention: Special Committee of the Board of Directors

Dear Sirs / Mesdames:

Subject: Fairness Opinion

1.0	Introduction

1.01

Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Opinion”) understands that on October 8, 2013 Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) and OceanaGold Corporation (“OceanaGold” or “OGC”) announced the companies had entered into a definitive agreement (the “Agreement”) pursuant to which OceanaGold has agreed to acquire all of the issued and outstanding common shares of Pacific Rim in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the Arrangement, OceanaGold will acquire all of the common shares of Pacific Rim that it does not already own in exchange for issuing to Pacific Rim shareholders, other than OceanaGold, 0.04006 of a common share (the “Exchange Ratio) of OceanaGold for each Pacific Rim common share (the “Consideration”). As at the date of the Fairness Opinion (the “Opinion”), OceanaGold owned approximately 19.98% of the Company’s issued and outstanding shares.

Given the Agreement and the planned Arrangement, the Special Committee of the Board of Directors of Pacific Rim (the “Committee”) has requested the Opinion in order to have an independent opinion as to whether the Arrangement is fair, from a financial standpoint, to the shareholders of Pacific Rim other than OceanaGold (collectively referred to as the “Minority Shareholders”).

Pacific Rim and OceanaGold are reporting issuers whose shares are traded on the Toronto Stock Exchange (the “Exchange”) under the symbols “PMU” and “OGC”, respectively.

Pacific Rim and OceanaGold are together referred to throughout the Opinion as the “Companies”.

PACIFIC RIM MINING CORP.
October 11, 2013

1.02

Pacific Rim is a mineral exploration company focused on gold deposits in the Americas. The Company’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit (the “El Dorado Project”) and several grassroots gold projects (collectively the “PR Exploration Projects”) all of which are located in El Salvador.

All references to “Pacific Rim” or the “Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc. (“PREx”), and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The El Dorado Project was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado Project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC.

Arbitration

Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado Project, PacRim, the Arbitration claim was originally filed under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). In its decision related to jurisdiction objections filed by the GOES, ICSID, in June 2012, ruled that the Arbitration could proceed under the Investment Law to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution.

In March of 2013 PacRim filed the statement of claim (the “Memorial”) in the Arbitration against the GOES. In this final phase of the Arbitration, the merits of PacRim's claims as outlined in the Memorial will be addressed. The Tribunal will determine whether El Salvador has breached Salvadoran and international laws by refusing to issue the necessary administrative authorizations for the El Dorado Project. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor under these laws.

Based on a March 28, 2013 (updated in August of 2013) independent expert report of Howard N. Rosen and Jennifer Vanderhart (the “Expert Report”), PacRim is seeking compensation in the amount of $301 million (including prejudgment interest) for its losses caused by the Government of El Salvador’s breaches of the Salvadoran Investment Law. The Arbitration action is expected to proceed during fiscal 2014 and beyond.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

Mineral Property Interests

Three Exploration Licenses and one pending Exploitation Concession, collectively covering approximately 15,640 hectares, comprise the El Dorado Project. One of the exploration licences expired on September 28, 2013 and the other two exploration licences expired on September 29, 2013. Management of the Company has noted that PacRim has maintained the El Dorado Project in good standing since drilling activity was halted and intends to continuing do so going forward. As of the date of the Opinion the application for an exploitation concession remains unapproved.

Santa Rita is an early stage gold exploration property located in central El Salvador, northwest of the El Dorado Project. The property was originally staked in 2005 by the Company and the exploration license expired subsequent to the end of the Company’s 2009 fiscal year. The property was immediately re-staked after expiration, but continues to await approval for the new exploration license.

The Zamora/Cerro Colorado property is an early stage gold exploration property. Title to these properties transfers to the Company at such time as a positive production decision is made and so long as the Company has maintained compliance with the advanced royalty payments. As with its other mineral properties, the Company halted exploration work in 2008 due to the unresolved permitting issues experienced with the El Dorado property.

1.03	OceanaGold is a company domiciled in Canada that is listed on the Exchange, the Australian Stock Exchange and the New Zealand Stock Exchange.

OGC has a portfolio of properties at various levels of development along with its producing mines. OceanaGold operates two open cut mines and an underground mine at Macraes and Reefton in New Zealand and commenced production at the Didipio gold-copper mine in the Philippines on April 1, 2013.

As can be seen from the chart to the right OGC has over 10 million identified ounces of gold along with 340,000 tonnes of copper.

OGC’s Macraes Goldfield mine is New Zealand’s largest gold producing operation and consists of the Macraes Open Pit and Frasers Underground mine. OceanaGold’s mining and exploration tenements at Macraes cover a contiguous area of more than 25,000 hectares. The Macraes mine has been in operation since 1990 and had produced approximately 3.7 million ounces of gold (as at the end of December 2012). Frasers Underground mine was commissioned in January 2008, is currently 625 metres below surface and 110 metres below sea level, with over 35 kilometres of developed tunnel drives. Mining is focused on the higher grade, upper section of the Hangingwall Shear. Drilling from the dedicated exploration drive is ongoing and continues to extend mine life.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

The Reefton mine was commissioned in 2007 and comprised of a series of open pits developed along a major regional shear structure and its offshoots with a combined area of 23,412 hectares.

In June 2011, OceanaGold recommenced construction of the high grade gold copper Didipio Mine in the Philippines. Construction was completed and commissioning of the mine commenced on schedule in the fourth quarter of 2012 and commercial production began on April 1, 2013.

As can be seen from the table below, OGC’s revenues over the past eight quarters has fluctuated based on both production levels and average prices for gold and copper credits. In the six months ended June 30, 2013 OGC took an $85.5 million impairment charge on its New Zealand assets, however prior to that the company had positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) in four straight quarters and six of its prior seven quarters.

1.04	Unless otherwise stated, all dollar amounts referred to herein are in U.S. dollars unless otherwise noted.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

1.05

Evans & Evans was not provided with a copy of the draft or final Agreement. Evans & Evans received only notice as to the Exchange Ratio and utilized that to determine the Consideration to be received by the Minority Shareholders.

Given the above, Evans & Evans can offer no comments on the Arrangement aside from the Consideration.

In connection with the Arrangement, OceanaGold has also agreed to advance to Pacific Rim an aggregate of up to $1.0 million, to be drawn by Pacific Rim as needed for working capital purposes. These advances will be made with an interest rate of 10% per annum with a maturity date of October 7, 2014, subject to early repayment in certain circumstances. This loan is also secured by a first priority pledge over 10% of Pacific Rim's holdings in its wholly-owned subsidiary, PacRim.

1.06

The Committee retained Evans & Evans to act as an independent advisor to the Committee and to prepare and deliver a Comprehensive Valuation Report (the “Pacific Rim Valuation”) and the Opinion to the Committee to provide an independent opinion as to the fairness of the Arrangement, from a financial point of view, to the Minority Shareholders.

The Pacific Rim Valuation is dated October 11, 2013 and outlines the fair market value of 100% of Pacific Rim at September 30, 2013 at C$6.34 million to C$7.46 million or C$0.030 to C$0.035 per share. The Pacific Rim Valuation, produced under separate cover, is available upon request from the Company.

2.0	Engagement of Evans & Evans, Inc.

2.01

Evans & Evans was formally engaged by the Committee pursuant to an engagement letter with Pacific Rim signed October 1, 2013 (the “Engagement Letter”). The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Pacific Rim Valuation and the Opinion to the Committee. The terms of the Engagement Letter provide that Evans & Evans is to be paid a flat professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Pacific Rim in certain circumstances. The fee established for the Opinion has not been contingent upon the opinions presented.

3.0	Scope of Review

3.01

In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

  Interviewed Mr. Thomas Shrake, President, CEO and Director, to gain an understanding of the historic issues with the El Dorado Project, the Arbitration and the costs and time related to sustaining the Company going forward.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

  Reviewed Pacific Rim’s website www.pacrim-mining.com.

  Reviewed the Company’s June 2012 Investor Presentation.

  Reviewed Pacific Rim’s filings on SEDAR for the period January 1, 2012 to September 30, 2013.

  Reviewed Pacific Rim’s press releases for the 24 months preceding the Valuation Date.

  Reviewed the Company’s management-prepared financial statements for the three months ended July 31, 2013.

  Reviewed the Company’s financial statements for the years ended April 30, 2010 to 2013 as audited by PricewaterhouseCoopers, LLP, Chartered Accountants of Vancouver, British Columbia.

  Reviewed a management-prepared breakdown of the Company’s expenses for the period October 2013 to December 2013. Total expenditures over the period (including certain costs related to the Arrangement) are expected to be in the range of $1.0 million.

  Reviewed the Company’s U.S. Securities and Exchange Commission Form 20-F for the year ended April 30, 2013.

  Reviewed Employment Agreements between Pacific Rim and the following individuals – Thomas C. Shrake, Ericka Colindres, David Ernst, William Gehlen, Barbara Henderson, and Marge Scherer. All of the aforementioned agreements contain change of control clauses that result in payments to the individual.

  Reviewed the Expert Report of Howard N. Rosen and Jennifer Vanderhart dated March 28, 2013 and Amended August 16, 2013.

  Reviewed and relied extensively on the Technical Report Update on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador prepared for Pacific Rim by Steven Ristorcelli, P. Geo. and Peter A. Ronning, P. Eng. dated March 3, 2008.

  Reviewed and relied extensively on the Final Pre-Feasibility Study, El Dorado Project, El Salvador prepared by SRK Consulting and dated January 21, 2005.

  Reviewed agreements between the Company and its legal counsel Crowell & Moring with respect to the Arbitration.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

  Reviewed the trading price of the Companies’ shares on the Exchange for the period January 1, 2012 to September 30, 2013. As can be seen from the chart below, the Company’s share price has largely between trending downwards over the past 21 months. OceanaGold’s share price has been relatively more volatile than Pacific Rim over the period under review.

  Reviewed information on certain mergers and acquisitions of companies with producing or near producing gold assets.

  Reviewed information El Salvador, and in particular the mining industry, from a variety of sources. Highlights of the review are provided below:

    El Salvador has a population of approximately 6.1 million.

    Remittances accounted for 17% of GDP in 2011 and were received by approximately 33% of all households.

    2012 Gross Domestic Product was estimated at US$23 billion growing at approximately 1.4%

    Twenty-five percent of the rural population does not have access to potable water, and an estimated 90% of the country’s surface water is believed to be “heavily contaminated”.

    In 2008, after strong public pressure to protect water from mining, Antonio Saca, El Salvador's President at the time, declared he would not issue any new mining permits. The moratorium has continued as at the date of the Report.

    No formal “ban” on mining is in place but no new permits have been issued under the terms of two separate Presidents.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

    National elections in El Salvador will take place in 2014.

  Reviewed OGC’s website www.oceanagold.com.

  Reviewed OGC’s management-prepared 2013 Factbook.

  Reviewed OceanaGold’s management-prepared financial statements for the six months ended June 30, 2013.

  Reviewed OceanaGold’s financial statements for the years ended December 31, 2010 to 2012 as audited by PricewaterhouseCoopers LLC, Chartered Accounts of Melbourne, Australia.

  Reviewed OGC’s press releases for the 24 months preceding the date of the Opinion. · Reviewed OceanaGold’s Management Discussion and Analysis Reports for the six months ended June 30, 2013 and the year ended December 31, 2012.

  Reviewed OGC’s Annual Information Form for the year ended December 31, 2012. · Reviewed financial, stock market and resource / reserve information on the following companies with gold assets in Central and Latin American countries: Exeter Resource Corporation, Amarillo Gold Corporation, Brazil Resources Inc., Magellan Minerals Ltd., Rio Novo Gold Inc. and Gold Reserve Inc.

  Reviewed information on the natural resource, mining and exploration and gold, markets from such sources as and interviews with representatives of: Kitco Inc., Canadian Mining News, InfoMine, International Council of Mining and Metals, World Gold Council, USA Gold Daily, The Gold Institute, World Gold Council, National Mining Association, Reuters, Inc., Bloomberg, www.mindat.org, www.webmineral.com, Mineral Information Institute, Mining Weekly, www.mining.com, London Metal Exchange, International Monetary Fund, Metal Miner, Wall Street Journal, Reuters, and Metals Economics Group.

  Limitation and Qualification: Evans & Evans did not visit the El Dorado Project, the PR Exploration Projects or any of the OGC mineral property interests. Evans & Evans did review and entirely relied upon the various technical reports as outlined above. Evans & Evans has, therefore, relied on such expert’s technical and due diligence work as well as the Companies’ management disclosure with respect to their respective mineral property interests. The reader is advised that Evans & Evans can provide no independent technical and due diligence comfort or assurances as to the specific operating characteristics and functional capabilities of the Companies’ mineral property interests.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

4.0	Prior Valuations

4.01

As outlined in section 1.06, Evans & Evans did prepare a formal valuation opinion on Pacific Rim’s shares and opined the fair market value of the Company’s shares as at September 30, 2013 to be in the range of $0.030 to $0.035 per share.

4.02

Evans & Evans did review the Expert Report (referenced in section 1.02) prepared for Pacific Rim which does include a valuation of the El Dorado Project and the PR Exploration Projects as at March 10, 2008. In the view of Evans & Evans the fair market values of the El Dorado Project and the PR Exploration Projects as outlined in the Expert Report are not reflective of the current fair market value of the Company or its assets for the following key reasons:

i.

The fair market value was determined as at March 10, 2008. The overall natural resource markets, the specific market for gold exploration and development projects and the equity markets have changed materially between March 10, 2008 and September 30, 2013. Accordingly assumptions utilized at March 10, 2008 would not be valid as at September 30, 2013.

ii.

The fair market value as outlined in the Expert Report, given the nature of the assignment and the intended use of the Expert Report, is based on the assumption that the Company was granted exploitation permits and exploration permits as at March 10, 2008 and hence would be able to move its projects forward. As at the Valuation Date, the Company does not possess such current permits and therefore could offer no certainty to a potential purchaser as to when or if the assets could be further developed. In the view of Evans & Evans, making an assumption that the permits are in good standing as at a current date is not reasonable under the standards of fair market value.

	iii.	The exploration permits had not expired as at March 10, 2008. As at the Valuation Date the Company had no exploration permits in good standing.

5.0	Conditions and Restrictions

5.01

The Opinion may not be issued to anyone, nor relied upon by any party beyond the Exchange, Pacific Rim and the court reviewing the Arrangement. The Opinion may be referenced and/or included in Pacific Rim’s public disclosure documents and may be submitted to the Pacific Rim shareholders.

5.02	The Opinion may not be issued to any U.S. stock exchange and/or regulatory authority.

5.03

The Opinion may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Arrangements).

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

5.04	Any use beyond that defined above in 5.01 to 5.03 is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

5.05

In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Pacific Rim. Evans & Evans has therefore relied upon all specific information as received and disclaims any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Company, as well as its representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the Arrangement; and (iii) the assumption that the Arrangement will be consummated in accordance with the expected terms.

5.06

The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

5.07	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.

5.08	Evans & Evans is expressing no opinion as to the price at which any securities of Pacific Rim or OceanaGold will trade on any stock exchange at any time.

5.09	No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the Minority Shareholders.

5.10

Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

5.11

In preparing the Opinion, Evans & Evans has relied upon a letter from management of Pacific Rim confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

5.12

Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the fairness, from a financial point of view, of the Arrangement to the Minority Shareholders were based on its review of the Arrangement, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

5.13

Evans & Evans and all of its Principal’s, Partner’s, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

6.0	Assumptions

6.01	In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

6.02

With the approval of Pacific Rim and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Pacific Rim or its affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

6.03

Senior officers of the Company have represented to Evans & Evans that, among other things: (i) the Information (other than financial forecasts, projections, estimates or budgets) provided orally y or in writing by the Company (including, in each case, affiliates of the Company and their respective directors, officers, employees, consultants, advisors and representatives) to Evans & Evans relating to the Company, its affiliates or the Arrangement, for the purposes of the Engagement Letter, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Company, its affiliates or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its affiliates or the Arrangement that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial forecasts, projections, estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or its associates and affiliates as to the matters covered thereby and such financial forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Company; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, or any of its affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

6.04

With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in our analyses, the authors of the Opinion have noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which in the reasonable belief of the Company are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company and are (or were at the time and continue to be) reasonable in the circumstances. In the Pacific Rim Valuation Evans & Evans expressed its independent view as to the reasonableness of such financial forecasts and budgets and the assumptions on which they are based.

6.05

In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Arrangement will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Arrangement are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any Information Circular provided to shareholders with respect to Pacific Rim and its subsidiaries and the Arrangement will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Arrangement. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

6.06

The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management in the Companies’ financial statements and included in the Opinion that would affect the evaluation or comments within the Opinion.

6.07

As at July 31, 2013 and June 30, 2013 all assets and liabilities of Pacific Rim and OGC, respectively, have been recorded in their accounts and financial statements and follow International Financial Reporting Standards.

6.08	There were no material changes in the financial position of Pacific Rim between the date of the financial statements and October 4, 2013 (the “Date of Review”) unless noted in the Opinion.

6.09	The fair market value of the Company’s and its subsidiaries’ assets is equal to book value.

6.10	No judgments have been issued in the Arbitration as disclosed in the Company’s financial statements, nor have any settlement offers been made, received or accepted.

6.11	Management’s representation as to the number of shares outstanding of the Company is accurate.

7.0	Fairness Considerations

7.01

In considering fairness, from a financial point of view, Evans & Evans considered the Arrangement from the perspective of the Minority Shareholders as a group and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

7.02	In considering fairness of the Arrangement, from a financial point of view, Evans & Evans undertook the following:

a.

A review of the Companies’ trading prices on the Exchange over the 10, 30 and 90 trading days preceding the Date of Review. As at the Date of Review, the market capitalization of Pacific Rim, based on the 10-day volume weighted closing price (“VWCP”) was C$8.4 million. The market capitalization of OceanaGold based on the 10-day VWCP was $448.39 million. The implied value per share of Pacific Rim based on the trading price of OceanaGold ranges from $0.061 to $0.069 per share.

Table 1	Weighted Average Closing Price
C$	10 Days	30 Days	90 Days
Market Capitalization
Pacific Rim	$8,430,000	$8,690,000	$9,710,000

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

Table 1	Weighted Average Closing Price
C$	10 Days	30 Days	90 Days
Pacific Rim - Per Share	$0.040	$0.041	$0.046
OceanaGold	$448,290,000	$507,440,000	$476,400,000
OceanaGold - Per share	$1.527	$1.728	$1.623
Implied Ratio	0.026	0.024	0.028
Actual Ratio	0.0401	0.0401	0.0401

Implied Value per Pacific Rim share	$0.061	$0.069	$0.065

Total Shares Traded over Period
Pacific Rim	524,383	2,116,083	3,595,883
As a % of Outstanding	0.25%	1.00%	1.70%
OceanaGold	2,958,784	13,134,584	41,612,684
As a % of Outstanding	1.01%	4.47%	14.17%

b.

In undertaking the stock price analysis, the authors of the Opinion deemed it necessary to examine the trading history of the Companies to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell). In reviewing the trading volumes of Pacific Rim’s shares at the Date of Review it is apparent that trading volumes (and hence shareholder liquidity) have been inconsistent over the past 180 trading days. As can be seen from the table below in the 90 days preceding the Date of Review less than 2.0% of Pacific Rim’s outstanding shares traded. This indicates that large numbers of shareholders’ actual ability to realize their shares’ current trading price is highly unlikely.

Trading Summary – Pacific Rim

Trading Volume - Respecting October 4, 2013, 2013 Date of Review
	Minimum	Average	Maximum	Total	%
10-Days Preceding	0	52,438	161,500	524,383	0.2%
30-Days Preceding	0	70,536	626,000	2,116,083	1.0%
90-Days Preceding	0	39,954	626,000	3,595,883	1.7%
180-Days Preceding	0	62,615	3,086,000	11,270,683	5.3%

In reviewing trading data on OceanaGold’s shares, approximately 14.2% of OGC’s shares had traded in the 90 days preceding the Date of the Review and over 30% had traded over the 180 trading days preceding the Date of Review, with some trading occurring every day. Based on a review of the trading data OceanaGold does have more liquidity than Pacific Rim and the dollar volume transacted involving OceanaGold shares is significantly greater.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

Trading Summary – OceanaGold

Trading Volume - Respecting October 4, 2013 Date of Review
	Minimum	Average	Maximum	Total	%
10-Days Preceding	139,300	295,878	480,555	2,958,784	1.0%
30-Days Preceding	139,300	437,819	1,374,900	13,134,584	4.5%
90-Days Preceding	68,600	462,363	2,702,500	41,612,684	14.2%
180-Days Preceding	68,600	518,100	5,344,100	93,258,084	31.8%

c.

Related to the point above, the Exchange Ratio contemplates approximately 6.76 million OceanaGold shares being issued to the Minority Shareholders. Given average daily trading volumes ranging from 300,000 to 500,000 shares, such shares do not, in the view of Evans & Evans, represent a significant block that would be subject to any discount in the market. Based on OGC’s historical trading data, it would appear the Minority Shareholders could readily convert their new OceanaGold shares into cash at prevailing market prices.

d.

A review of the value implied by the trading prices of the Companies and the share exchange ratio for Pacific Rim. As outlined in the Table 1 in point (a) above, based solely on a comparison of trading price, the value implied per share for Pacific Rim under the Proposed Transaction is in the range of $0.061 to $0.069 per share. Evans & Evans conducted a review of Pacific Rim’s trading price to determine how many shares of Pacific Rim had traded above the low value implied by the Exchange Ratio. As can be seen from the table below, no shares of Pacific Rim have traded at a value above $0.061 in the 30 days preceding the Date of Review and approximately 100,000 traded above that in the 90 days preceding the Date of Review. Approximately 2.0 million (1% of outstanding) have traded above $0.061 in the previous 180 trading days.

Implied Consideration	# of Days Closing Price	Shares Traded at	% of Shares
$0.061	Exceeded Implied Consideration	Implied Consideration or Higher	Outstanding
10-Days Preceding	0	0	0.0%
30-Days Preceding	0	0	0.0%
90-Days Preceding	3	105,500	0.1%
180-Days Preceding	44	2,007,100	1.0%

e.

A review of the value, if any, implied for Pacific Rim based on any financings undertaken in the 24 months preceding the Opinion. In October of 2012 the Company raised approximately $4.2 million through the issuance of 42,150,000 common shares of Pacific Rim to OceanaGold at a price of $0.10 per share, which represented a significant premium to the $0.07 to $0.08 per share at which the Company’s shares were trading in the market at that time. In total, the shares issued represented approximately 19.98% of the Company’s issued and outstanding shares at that time and implied a value for the Company of $21.1 million at that time.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

It is important for the reader to understand that the price of the financing was negotiated with OceanaGold at a premium to the market price at the time of the financing, and the price of the Company’s shares has declined since the completion of the financing.

October 2012
Non-Brokered Private Placement (OceanaGold)	42,150,000
Price Per Common Share	$0.100

Gross Proceeds - C$	$4,215,000

Shares Outstanding Prior to Financing	168,801,708
Shares Outstanding Post Financing	210,951,708
% of Outstanding Shares Issued in Financing	19.98%

Implied Value of 100% - C$	$21,100,000

f.

A review of the Company’s financial position. As at September 30, 2013 the Company’s had less than $200,000 in cash and expected expenses for the next three months (before any costs associated with the arrangement) in the range of $600,000. In addition, Pacific Rim has current liabilities in excess of $1.5 million. As at the Date of Review, Pacific Rim was a significant going concern risk in the view of the authors of the Opinion and was reliant on OceanaGold for working capital.

g.

A review of the Company’s mineral resource properties. As at the Date of the Review, the Company had no exploration permits in good standing. In the preceding six months Pacific Rim had abandoned its U.S. assets and was focusing on its efforts to resolve the Arbitration.

h.

A review of recent mergers & acquisitions involving gold companies with identified National Instrument 43-101 (“NI 43-101”) compliant reserves and resources. While the Company does not have exploration or exploitation permits in good standing, Evans & Evans did believe there was potential value in the Arbitration in that it could result in either a financial award (based largely on the identified resource at the El Dorado Project) or the ability to advance the El Dorado Project (which would be reasonable given work conducted to-date and the resources identified). Evans & Evans reviewed recent transactions in the gold industry and outlined 10 transactions that provided a range of premiums to current trading price as outlined in the table below. The reader should be aware that the transactions referenced below do include companies with assets that are either producing, or significantly more advanced than the El Dorado Project.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

		Implied Premium
Target	Acquirer	Low	High

Aurizon Mines Ltd.	Hecla Mining Company	39.0%
High River Gold Mines Ltd.	Nord Gold N.V.	17.2%	20.2%
Acadian Mining Corporation	LionGold Corp. Ltd.	21.0%
Brazilian Gold Corporation	Brazil Resources Inc.	38.9%
Rainy River Resources Ltd.	New Gold Inc.	42.0%	67.0%
Andina Minerals Inc.	Hochschild Mining plc	100.0%	106.0%
Alamos Gold Inc.	Alamos Gold Inc.	38.0%
Terango Gold Corporation	Oromin Explorations Ltd.	50.0%
Primero Mining Corp.	Cerro Resources NL	62.0%

	Average Premium	45.3%
	Median Premium	39.0%

i.	The detailed conclusions outlined in the Pacific Rim Valuation as prepared by Evans & Evans.

j.

Evans & Evans understands certain management would stay on with the Company post-completion of the acquisition of Pacific Rim by OceanaGold, potentially in a consultancy role. While no management contracts from OceanaGold were available for review, Evans & Evans has assumed, based on discussions with the Committee, that the employment contracts entered into with any management will be consistent with arrangements made with individuals holding comparable positions in the industry generally and such employees will provide at least equivalent value under such agreements in exchange for the benefit provided under the agreements.

8.0	Fairness Conclusions

8.01

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof, that the terms of the Arrangement are fair, from a financial point of view, to the Minority Shareholders giving consideration to both the quantitative factors outlined above and the qualitative factors outlined below.

8.02	In arriving at the conclusions outlined above, Evans & Evans considered:

a)

The value implied by the Exchange Ratio of C$0.061 to C$0.069 per Pacific Rim share represents a premium to the fair market value of the Pacific Rim common shares as determined in the Pacific Rim Valuation of C$0.030 to C$0.035 per share. As outlined in the table below, the Exchange Ratio represents a premium of approximately 73% to 130% of the fair market value of Pacific Rim as calculated in the Pacific Rim Valuation. In conducting the analysis below, Evans & Evans considered the 10, 20 and 30 day VWCP of OceanaGold.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

Premium to Fair Market Value
Fai Market Value	$0.030	$0.035
10-Day VWCP of OceanaGold	103.5%	73.0%
20-Day VWCP of OceanaGold	116.8%	84.2%
30-Day VWCP of OceanaGold	130.4%	95.8%

b)

A comparison of the Consideration to the average trading price and the VWCP of the Company’s common shares over the 10, 30 and 90 days preceding the Date of Review. Given the limited trading volume of Pacific Rim, there is risk associated with shareholders realizing the value per share on the open market. As can be seen from the table below, while the Consideration represents a premium to the trading price of Pacific Rim in the range of 40% to 70%. Such a premium is in the range of premiums observed in recent industry transactions referenced in 7.02 (h) above. The reader should be aware that the transaction premiums referenced in 7.02 (h) above primarily involve assets with exploration, development or exploitation permits in good standing.

				Implied Value	Premium to
As At October 4, 2013	Pacific Rim	OceanaGold	Ratio	Pacific Rim	Volume Weighted Price

10 - Day Volume Weighted Price	$0.04	$1.53	0.04006	$0.061	53.1%
30 - Day Volume Weighted Price	$0.04	$1.73	0.04006	$0.069	68.1%
90 - Day Volume Weighted Price	$0.05	$1.62	0.04006	$0.065	41.3%

c)

Pacific Rim has not conducted any material exploration over the past four years on its remaining properties. If the Company were to acquire new assets, it would require significant funding to advance those projects to a stage where they would have NI 43- 101 resources, or alternatively would have to significantly dilute existing shareholders to acquire a more advanced project.

d)

Given the ongoing Arbitration, which is expected to continue into 2014 and beyond, there is significant risk associated with the Pacific Rim shareholders seeing material share appreciation if the Company continues with the status quo. Further, while the Company has significantly reduced its monthly expenditures, the Company does not currently have sufficient cash reserves to maintain operations.

e)

The Arrangement provides Pacific Rim shareholders with the continued ability to participate in the Arbitration, while at the same time benefiting from participating in OceanaGold’s more advanced producing properties.

f)	Currently Pacific Rim is 100% reliant on El Salvador which has not issued any new exploration permits in the past five years.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

g)

OceanaGold has a much broader portfolio of more advanced mineral property interests than does Pacific Rim and accordingly, there exists the potential for share appreciation. Further, OGC is more geographically diversified than Pacific Rim with producing mines in both New Zealand and the Philippines.

h)

The gold industry, guided by the World Gold Council (“WGC”) is in the process of adopting a consistent, industry-wide standard in calculating the All-In Sustaining Costs (“AISC”). On June 27, 2013, the WGC released a guidance note on the AISC outlining the new metrics that have been designed to provide additional transparency in the total cost to produce an ounce of gold. For the quarter ended June 30, 2013 OGC provided guidance that its AISC for the group was in the range of $930 to $1,080 per ounce. As at the Date of Review, gold was hovering around the $1,300 per ounce range. In the quarter ended June 30, 2013, OceanaGold produced 68,353 ounces of gold and 5,710 tonnes of copper.

9.0	Qualifications & Certification

9.01	The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1989. For the past 27 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 1,500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

EVANS & EVANS, INC.

PACIFIC RIM MINING CORP.
October 11, 2013

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

9.02

The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared, in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

9.03

The authors of the Opinion have no present or prospective interest in Pacific Rim, OceanaGold or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

EVANS & EVANS, INC.

EVANS & EVANS, INC.

APPENDIX E
INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

OCT 22 2013

ENTERED

No. S137790
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

OCEANAGOLD CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C.57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING OCEANAGOLD CORPORATION, 0981436 BC LTD. and PACIFIC RIM MINING CORP.

ORDER MADE AFTER APPLICATION

BEFORE	~~THE HONOURABLE~~ ~~JUSTICE~~ Master Tokarek	22 October 2013

ON THE APPLICATION OF THE PETITIONER, OceanaGold Corporation ("Oceana") for an Interim Order pursuant to its Petition filed on October 18, 2013 coming on for hearing at Vancouver, B.C. on October 22, 2013 and on hearing Joel V. Payne, counsel for the Petitioner, AND UPON READING the Petition herein, and Affidavit #1 of Catherine McLeod-Seltzer (the "**McLeod-Seltzer Affidavit**") filed herein;

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this Order, unless otherwise defined, defined terms have the respective meanings set out in the Notice of Meeting and Management Information Proxy Circular relating to the special meeting of the shareholders of Pacific attached as Exhibit "B" to the McLeod-Seltzer Affidavit (the "Circular").

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MEETING

2. In accordance with Sections 186, 288, 289, 290 and 291 of the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "BCBCA"), Pacific may call, hold and conduct a special meeting (the "Pacific Meeting") of the holders (the "Pacific Shareholders") of the common shares of Pacific (the "Pacific Shares") at 3:00 p.m. (Vancouver time) on November 21, 2013 at DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

3. At the Pacific Meeting the Pacific Shareholders shall:

   (a) consider and, if thought fit, pass, with or without amendment, the Arrangement Resolution (substantially in the form attached as Appendix "A" to the Circular) approving the Arrangement under section 288 of the BCBCA involving, among other things, the acquisition by Oceana of all of the Pacific Shares, other than the Pacific Shares already owned by Oceana, in exchange for common shares of Oceana; and

4. The Pacific Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Pacific, subject to the terms of this Interim Order, any further Order of this Court and the rulings and directions of the Chair of the Pacific Meeting, such rulings and directions not to be inconsistent with this Interim Order (which takes precedence).

5. The Chair of the Pacific Meeting shall be the Chair of the Board of Directors of Pacific or such other person authorized in accordance with the articles of Pacific. The Chair is at liberty to call on such assistance of legal counsel to Pacific, at any time and from time to time, as the Chair of such Pacific Meeting may deem necessary or appropriate.

6. The Pacific Shareholders will be provided with a copy of the Circular.

ADJOURNMENT

7. Subject to the terms of the Arrangement Agreement, Pacific, if it deems it advisable, is specifically authorized to adjourn or postpone the Pacific Meeting, on one or more occasions, without first convening the Pacific Meeting or obtaining any vote of the Pacific Shareholders respecting the adjournment or postponement, and without the approval of the Court. Notice of any such adjournment or postponement shall be given by press release, news release, newspaper advertisement, or by notice sent to Pacific Shareholders by one of the methods specified in paragraphs 12 or of this Interim Order.

8. The Record Date (as defined in paragraph 10 below) shall not change in respect of adjournments or postponements of the Pacific Meeting.

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AMENDMENTS

9. Prior to the Pacific Meeting, Pacific is authorized to make amendments, revisions or supplements to the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Pacific Shareholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the Pacific Meeting and the subject of the Arrangement Resolution.

RECORD DATE

10. The Pacific Shareholders entitled to receive notice of, and attend to vote at the Pacific Meeting, shall be only those Pacific Shareholders that appear on the central securities register of Pacific as of the close of business (Vancouver time) on October 16, 2013 (the "Record Date").

NOTICE OF MEETING

11. The Circular is sufficient and adequate disclosure for the purposes of the Pacific Meeting, including for the purpose of Section 290(1)(a) of the BCBCA, and Pacific shall not be required to send to the Pacific Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

12. The Circular, which includes a copy of the Notice of Hearing of Petition as Appendix "F" to the Circular, form of proxy for registered Pacific Shareholders, form of Voting Instruction Form for non-registered non-objecting beneficial owners (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits "B" to "D" attached to the McLeod-Seltzer Affidavit, with such deletions, amendments or additions thereto as counsel for Pacific or Oceana may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, or the relevant portions thereof, shall be sent to:

   (a) The Pacific Shareholders as they appear on the central securities register of Pacific as at the Record Date, such relevant portions of the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Pacific Meeting, excluding the date of mailing, delivery or transmittal and the date of the Pacific Meeting, by one or more of the following methods:

      (i) By letter mail addressed to the Pacific Shareholders at his, her or its address as it appears on the central securities register of Pacific as at the Record Date;

      (ii) By delivery in person to the address specified in paragraph 12(a)(i) above; or

      (iii) By email or facsimile transmission to any Pacific Shareholder who identifies himself, herself or itself to the satisfaction of Pacific, acting

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through its representatives, and requests such email or facsimile transmission;

(b) The directors and auditors of Pacific, by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons, at least twenty-one (21) days prior to the date of the Pacific Meeting, excluding the date of mailing or transmittal and the date of the Pacific Meeting;

(c) In the case of non-registered Pacific Shareholders, Pacific, through its transfer agent, by sending copies of the relevant portions of the Meeting Materials to non-objecting beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, at least twenty-one (21) days prior to the date of the Pacific Meeting; and

(d) In the case of non-registered Pacific Shareholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to objecting beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least four (4) Business Days prior to twenty-one (21) days prior to the date of the Pacific Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Pacific Meeting.

13. The accidental failure of or omission by Pacific to give notice to any one or more Pacific Shareholders, or directors or auditors of Pacific, or the non-receipt of such notice by one or more Pacific Shareholders, or directors or auditors of Pacific, or any failure or omission to give such notice as a result of events beyond the reasonable control of Pacific (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Pacific Meeting, and shall not invalidate any resolution passed or proceeding taken at the Pacific Meeting. If any such failure or omission is brought to the attention of Pacific then it shall use reasonable best efforts to rectify it by the method, and in the time, most reasonably practicable in the circumstances.

14. Provided that notice of the Pacific Meeting is given and the Meeting Materials are provided to the Pacific Shareholders in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Pacific Meeting is waived.

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DEEMED RECEIPT OF NOTICE

15. The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

    (a) In the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

    (b) In the case of delivery in person, the day following personal delivery or the day following delivery to the person's address specified in paragraph 12(a)(i) above; and

    (c) In the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

16. Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Pacific Shareholders by press release, news release, newspaper advertisement or by notice sent to the Pacific Shareholders by any of the means set forth in paragraphs 12 or 13 herein, as determined to be the most appropriate method of communication by the Pacific Board.

VOTING AND QUORUM

17. The votes taken at the Pacific Meeting shall be taken on the basis of one vote per Pacific Share held. The vote required to pass the Arrangement Resolution shall be an affirmative vote of at least 66⅔% of the votes cast by all Pacific Shareholders present in person or represented by proxy at the Pacific Meeting.

19. The vote required to pass the Arrangement Resolution shall be sufficient to authorize and direct Pacific to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular, without the necessity of any further approval by the Pacific Shareholders, subject to final approval by this Honourable Court.

20. The quorum for the Pacific Meeting shall be the quorum for the transaction of business at a meeting of Pacific Shareholders specified in the constating documents of Pacific, namely, at least one Pacific Shareholder present or represented by proxy at the Pacific Meeting.

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21. For the purpose of counting votes respecting the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the shares represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of shares represented at the Pacific Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

PERMITTED ATTENDEES

22. The only persons entitled to attend the Pacific Meeting shall be the registered Pacific Shareholders or their respective proxyholders as of the Record Date, Pacific's directors, officers, auditors and advisors, the authorized representatives of Oceana and any other person admitted on the invitation of the directors of Pacific. The only persons entitled to vote at the Pacific Meeting shall be the registered Pacific Shareholders as at the close of business (Pacific Standard Time) on the Record Date, or their respective proxyholders.

SCRUTINEERS

23. A representative of Pacific's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Pacific Meeting.

SOLICITATION OF PROXIES

24. Pacific is authorized to use a form of proxy in connection with the Pacific Meeting, in substantially the form attached as Exhibit "C" to the McLeod-Seltzer Affidavit, and the voting methods as set out in the Meeting Materials. Pacific may in its discretion waive generally the time limits for deposit of proxies by Pacific Shareholders if Pacific deems it reasonable to do so. Pacific is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, by mail or such other forms of personal or electronic communication as may be determined.

25. The procedure for the use of proxies at the Pacific Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Meeting Materials.

U.S. SECURITIES EXEMPTION

26. The parties intend to rely upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, in connection with the issuance of Oceana Shares in exchange for the Pacific securities as contemplated by the Arrangement, conditional upon this Honourable Court's determination that the Arrangement is fair and reasonable to Pacific Shareholders.

DISSENT RIGHTS

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Sections 237-247 of the BCBCA, as varied by the Plan of Arrangement, the Interim Order and the Final Order, including that:

(c) in no event shall Pacific, Oceana or any other person, including the Exchange Agent, be required to recognize a Dissenting Shareholder as holders of Pacific Shares after the time that is immediately prior to the Effective Time;

(e) if a Dissenting Shareholder is entitled to be paid fair value for their Pacific Shares, it shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Pacific Shares;

(g) none of the holders of Pacific Shares who vote or have instructed a proxyholder to vote such Pacific Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

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APPLICATION FOR FINAL ORDER

28. Upon the approval, with or without variation, by the Pacific Shareholders of the Arrangement, in the manner set forth in this Interim Order, Pacific may apply to this Court for, *inter alia*, an Order:

   (a) Pursuant to Section 291 of the BCBCA approving the Arrangement, and its terms and conditions;

   (b) Pursuant to Section 291 of the BCBCA declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are fair and reasonable to the Pacific Shareholders;

   (c) Pursuant to section 297 of the BCBCA that the Arrangement shall be binding on Pacific and the Pacific Shareholders upon taking effect;

   (d) Pursuant to Section 291, 292 and 296 of the BCBCA, that the Arrangement will take effect as of the Effective Time; and

   (e) That shall include a statement that the Final Order will serve as a basis of a claim to an exemption pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of Oceana Shares under the Arrangement.

   (collectively, the "Final Order").

29. The Petitioner is at liberty to proceed with the application for the Final Order on November 22, 2013, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as the application for the Final Order can be heard or at such other date and time as the Petitioner may determine or this Court may direct.

30. The form of Notice of Hearing of Petition attached to the Circular as Appendix "F" is hereby approved as the form of notice for the hearing of the application for the Final Order.

31. Any Pacific Shareholder, or other interested party who obtains leave of the Court, desiring to support or oppose the application (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, must file a Response to Petition and deliver a copy of the filed Response to Petition together with a copy of any additional affidavits and other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Vancouver time) on November 20, 2013, to the solicitors for the Petitioner at:

   FASKEN MARTINEAU DuMOULIN LLP
   Suite 2900, 550 Burrard Street

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32. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 12 and 13 of this Interim Order is good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the Petition and affidavits in support is dispensed with. Pacific shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

33. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided notice of materials filed in this proceeding and the adjourned hearing date.

VARIANCE

34. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders as may be necessary and appropriate.

35. *Supreme Court Civil Rules* 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____
Signature of Lawyer for the Petitioner,
Joel V. Payne

BY THE COURT

____
REGISTRAR

DM_VAN/283826.00006/8700000.1

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

OCEANAGOLD CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C.57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING OCEANAGOLD CORPORATION, 0981436 BC LTD., and PACIFIC RIM MINING CORP.

ORDER MADE AFTER APPLICATION

FASKEN MARTINEAU DuMOULIN LLP
Barristers & Solicitors
2900 - 550 Burrard Street
Vancouver, B.C., V6C 0A3
604 631 3131

Counsel: Brook Greenberg
Matter No: 283826.00006

APPENDIX F
NOTICE OF HEARING OF PETITION

VANCOUVER
OCT 22 2013 C
REGISTRY

No. S-137790
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

OCEANAGOLD CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C.57

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING OCEANAGOLD CORPORATION, 0981436 BC LTD. and PACIFIC RIM MINING CORP.

NOTICE OF HEARING

TAKE NOTICE that the hearing for the Final Order set out in the Petition of OceanaGold Corporation dated October 18, 2013 will be heard at the courthouse at 800 Smithe Street, Vancouver, B.C. on November 22, 2013 at 9:45 a.m. or so soon thereafter as counsel may be heard.

1 **Date of hearing**

☐ The parties have agreed as to the date of the hearing of the Petition.

☐ The parties have been unable to agree as to the date of the hearing but notice of the hearing will be given to the Petition Respondents in accordance with Rule 16-1 (8) (b) of the Supreme Court Civil Rules.

☑ The Petition is unopposed, by consent or without notice.

2 **Duration of hearing**

☑ It has been agreed by the parties that the hearing will take 30 minutes.

☐ The parties have been unable to agree as to how long the hearing will take and

(a) the time estimate of the Petitioner is __ minutes, and

(b) ☐ the time estimate of the Petition Respondent is ___ minutes.

☐ the Petition Respondent has not given a time estimate.

DM_VAN/283826.00006/8698479.1

- 2 -

3 Jurisdiction

☐ This matter is within the jurisdiction of a master.

☑ This matter is not within the jurisdiction of a master.

Dated: October 22, 2013

for Brook Greenberg, counsel for OceanaGold Corporation

The solicitors for the petitioner OceanaGold Corporation are Fasken Martineau DuMoulin LLP, whose office address and address for delivery is 2900 - 550 Burrard Street, Vancouver B.C. V6C 0A3 Telephone: 604 631 3131. (Reference: 283826.00006/Brook Greenberg)

DM_VAN/283826.00006/8698479.1

APPENDIX G
DISSENT PROVISIONS

Pursuant to the Interim Order, Registered Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below.

DIVISION 2 OF PART 8 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

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(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

3

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection

(2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

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(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

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(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares. (3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and

6

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

7

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

8

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX H
INFORMATION CONCERNING OCEANA

The following information about Oceana is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Oceana.

The information contained in this Appendix H has been prepared by management of Oceana and contains information in respect of the business and affairs of Oceana. Information provided by Oceana is the sole responsibility of Oceana. Pacific does not assume any responsibility for the accuracy or completeness of such information.

Exchange Rate Data

The following table sets forth the high and low exchange rates for one Australian dollar (A$) expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year End December 31
	2012	2011	2010
High	1.0754	1.0660	1.0180
Low	0.9970	0.9709	0.8633
Rate at end of period.	1.0339	1.0424	1.0180
Average rate for period	1.0353	1.0206	0.9470

On October 21, 2013, the noon exchange rate for one Australian dollar expressed in Canadian dollars as reported by the Bank of Canada, was $0.9948.

About Oceana

Oceana is a gold mining and exploration company that (taken together with its predecessor Oceana Gold Limited) has been listed on the ASX and NZX since 2004, and on the TSX since June, 2007.

Oceana’s asset portfolio consists of the following producing assets:

  the Macraes mine site, which includes the Macraes open pit gold mine and the Frasers underground gold mine, both operating, located approximately 60 kilometres north of Dunedin, and 30 kilometres to the northwest of Palmerston in the Otago Region of the South Island, New Zealand;

  the Reefton mine site, which includes the operating Globe Progress and Souvenir open pit gold mines, located approximately 7 kilometres southeast of the township of Reefton, within the West
  Coast Region of New Zealand’s South Island; and

  the Didipio mine site located in the north of Luzon Island approximately 270 kilometres northeast of Manila, in the Philippines.

DOCUMENTS CONCERNING OCEANA INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with Canadian Securities Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Oceana at Level 5, 250 Collins Street Melbourne, Victoria, 3000, Australia, Telephone: +61 3-9656-5300. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

The following documents filed by Oceana with certain of the Canadian Securities Authorities are specifically incorporated by reference into, and form part of, this Circular:

(a)

the audited consolidated financial statements of Oceana for the years ended December 31, 2012 and 2011, the notes thereto and the auditors’ report thereon, together with the management’s discussion and analysis for such financial statements (the “Oceana MD&A”);

(b)

the unaudited interim consolidated financial statements of Oceana for the six months ended June 30, 2013 and 2012 and the notes thereto, together with the management’s discussion and analysis for such financial statements;

(c)	the annual information form dated March 28, 2013 of Oceana in respect of its financial year ended December 31, 2012 (the “Oceana AIF”);

(d)	the management proxy circular of Oceana as at and dated April 12, 2013 prepared in connection with the annual general and special meeting of shareholders of Oceana held on May 17, 2013; and

(e)

“Technical Report for the Reefton Project located in the Province of Westland, New Zealand” dated May 24, 2013, prepared by K. Madambi, Technical Services Manager, and J.G. Moore, Chief Geologist, both of Oceana Gold (New Zealand) Limited (the “Reefton Technical Report”).

Copies of the foregoing documents incorporated by reference in this Circular are available under Oceana’s profile on SEDAR at www.sedar.com and may also be obtained upon request, without charge, from the Secretary of Oceana at Level 5, 250 Collins Street Melbourne, Victoria, 3000, Australia, Telephone: +61 3-9656-5300.

Any statement in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Name, Address and Incorporation

Oceana was incorporated pursuant to the BCBCA on March 22, 2007. Oceana’s head and principal office is located at Level 5, 250 Collins Street, Melbourne, Victoria 3000. Oceana’s registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3.

Intercorporate Relationships

Oceana’s material assets are owned through a series of primary subsidiaries, as shown on the following organizational chart:

2

OceanaGold Corporation
(British Columbia)
100%
0981436 B.C. Ltd
(British Columbia)
100%
Oceana Gold Limited
(Australia)
100%
Oceana Gold Holdings (New Zealand) Limited
(New Zealand)
100%
Climax Mining Pty Ltd.
(Australia)
100%
Australasian Netherlands Investments B.V.
(Netherlands)
100%
OceanaGold (Philippines) Holdings, Inc.
(Philippines)
100%
OceanaGold (Philippines), Inc.
(Philippines)
100% 1
Didipio Project
100%
Oceana Gold (New Zealand) Limited
(New Zealand)
100%
Macraes Operations
100%
Reefton Operations

[1] A third party has a contractual right to an 8% free carried interest in the operating vehicle of the Didipio mine in the Philippines.

Market for Securities

Oceana is a reporting issuer under applicable securities legislation in all of the provinces and territories of Canada. The Oceana Shares are listed on the TSX and quoted on the main board equity security market operated by NZX, and as CHESS depositary interests in relation to Oceana Shares on the ASX, in each case under the symbol “OGC”.

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DESCRIPTION OF THE BUSINESS

Oceana’s business strategy is to maximize the profitability of its current assets through:

  ramping up and optimizing production at the recently commissioned Didipio mine in Luzon, Philippines;

  developing new reserves and resources at its existing mines and from adjacent and regional exploration; and

  continuing performance improvements, and progressing exploration opportunities designed to grow the business.

Please refer to the disclosure contained under the headings “General Development of the Business”, “Description of the Business”, “The Macraes Operations”, “The Didipio Mine” and “Other Projects” in the

Oceana AIF, which is incorporated herein by reference. Please refer to the disclosure contained in the Reefton Technical Report, which is also incorporated herein by reference and which updates and supersedes the information contained in the disclosure under the heading “The Reefton Operations” contained in the Oceana AIF. See “Documents Concerning Oceana Incorporated by Reference” above.

Recent Developments

Please refer to the disclosure contained under the heading “General Development of the Business” in the Oceana AIF, which is incorporated herein by reference. See “Documents Concerning Oceana Incorporated by Reference” above.

MINERAL PROPERTIES

For additional information with respect to Oceana's mineral properties, please refer to the disclosure contained under the headings “Description of the Business”, “The Macraes Operations”, “The Didipio Mine” and “Other Projects” in the Oceana AIF, which is incorporated herein by reference. For further information in relation to the Reefton Operation, please refer to the Reefton Technical Report, which is also incorporated herein by reference and which updates and supersedes the information contained in the disclosure under the heading “The Reefton Operations” contained in the Oceana AIF. See “Documents Concerning Oceana Incorporated by Reference” above.

DIVIDENDS

Oceana has not paid any dividends and has no particular policy on paying dividends or distributions and does not expect to pay dividends in the near future. Oceana Shareholders are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of Oceana at its discretion from funds legally available therefor.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The authorized share capital of Oceana consists of an unlimited number of Oceana Shares without par value and an unlimited number of Oceana Preferred Shares, issuable in series, without par value. As of the date of this Circular, 293,587,920 Oceana Shares and no Oceana Preferred Shares are issued and outstanding.

Each Oceana Share entitles the holder to receive notice of any meetings of Oceana Shareholders, and to attend and to cast one vote per Oceana Share at all such meetings. Oceana Shareholders do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Oceana Shares entitled to vote in any election of directors may elect all directors standing for election. Oceana Shareholders are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and, upon the liquidation, dissolution or winding up of the Oceana, are entitled to receive on a pro-rata basis the net assets of the Oceana after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the Oceana Shareholders with respect to liquidation, dissolution or winding up. The Oceana Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of Oceana as at June 30, 2013 (based on the unaudited interim consolidated financial statements of Oceana for the six months ended June 30, 2013), after giving effect to the Arrangement as if it had occurred as at June 30, 2013. The table should be read in conjunction with the unaudited condensed interim consolidated financial statements of Oceana and the related notes and management’s discussion and analysis in respect of those statements that are incorporated by reference in this Circular. There has been no material change in the capitalization of Oceana since June 30, 2013 other than the Arrangement and the issuance of 13,334 Oceana Shares on August 28, 2013 issued upon the exercise of certain options to purchase Oceana Shares.

			Outstanding on	Outstanding on
			June 30, 2013, after	October 22, 2013 after
Designation of	Number of Shares	Outstanding on	giving effect to the	giving effect to the
Shares	Authorized	June 30, 2013(1)	Arrangement(2)	Arrangement(2)

Common	Unlimited	293,574,586	300,336,782	300,350,116

Preferred	Unlimited	Nil	Nil	Nil

(1)

As at June 30, 2013, Oceana had employee share options and performance share rights outstanding, the exercise of which could result in the issuance of up to an aggregate of 9,839,457 additional Oceana Shares. Furthermore, as at June 30, 2013, Oceana had convertible notes in the aggregate accreted principal amount of A$110,716,900 outstanding, together with interest accrued thereon, which, if converted in full as of June 30, 2013, would result in the issuance of an additional 28,423,240 Oceana Shares.

(2)	Assuming no Pacific Options are exercised prior to the Arrangement.

PRIOR SALES

Other than as described below, during the 12-month period before the date of this Circular, Oceana has not issued any Oceana Shares nor securities that are convertible into Oceana Shares.

On December 18, 2012, Oceana issued 30,000,000 Oceana Shares (including Oceana Shares represented by ASX-listed CHESS Depository Interests) at a price of CDN$3.11 per share pursuant to a bought deal financing.

On February 25, 2013, Oceana granted 1,947,624 performance share rights at nil-price pursuant to Oceana’s Performance Share Rights Plan.

The following Oceana Shares were also issued during the 12-month period before the date of this Circular on exercise of employee stock options and restricted share rights of Oceana:

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Date Issued	Number of	Purpose	Price per Oceana Share
	Oceana Shares		(A$)
December 20, 2012	239,166	Exercise of Restricted Share Rights	Nil
May 16, 2013	6,668	Exercise of Stock Options	A$1.521
May 31, 2013	50,000	Exercise of Restricted Share Rights	Nil
August 28, 2013	13,334	Exercise of Stock Options	A$1.521

TRADING PRICE AND VOLUME

The following table presents the high, low and closing sale price and volume traded on the TSX for Oceana Shares for each month in the twelve months ended October 22, 2013.

Period	High	Low	Close	Volume
October 1-21, 2013	$1.55	$1.28	$1.45	4,541,110
September 2013	$1.92	$1.50	$1.53	8,550,059
August 2013	$2.18	$1.33	$1.87	9,677,039
July 2013	$1.77	$1.18	$1.63	7,161,063
June 2013	$2.11	$1.04	$1.30	13,071,367
May 2013	$2.21	$1.71	$1.91	8,544,353
April 2013	$2.88	$1.74	$2.18	11,655,979
March 2013	$2.96	$2.39	$2.89	15,709,446
February 2013	$2.81	$2.25	$2.42	12,127,563
January 2013	$2.97	$2.59	$2.72	10,381,142
December 2012	$3.37	$2.57	$2.85	10,344,902
November 2012	$3.67	$3.13	$3.33	7,008,869

DIRECTORS AND OFFICERS

Please refer to the disclosure contained under the heading “Directors and Officers” in the Oceana AIF, which is incorporated herein by reference. See “Documents Concerning Oceana Incorporated by Reference” above.

Conflicts of Interest

To Oceana’s knowledge, and other than as disclosed in this Circular, there are no known existing or potential conflicts of interest among Oceana, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other mineral resource companies, and therefore it is possible that a conflict may arise between their duties to Oceana and their duties as a director or officer of such other companies. Please refer to the disclosure contained under the headings “Interest of Management and Others in Material Transactions” and “Risk Factors” in the Oceana AIF, which is incorporated herein by reference. See “Documents Concerning Oceana Incorporated by Reference” above.

The directors of Oceana are required by law to act honestly and in good faith, with a view to the best interests of the company, and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of Oceana are aware of the existence of laws governing accountability of directors and officers for corporate opportunity, and, requiring disclosure by directors of conflicts of interest in respect of the company. The directors and officers are required to comply with such laws in respect of any conflicts of interest, or in respect of any breaches of duty by any of its directors or officers.

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RISK FACTORS

Please refer to the disclosure contained under the headings “Risks Factors” in the Oceana AIF and “Risks and Uncertainties” in the Oceana MD&A, which is incorporated herein by reference. See “Documents Concerning Oceana Incorporated by Reference” above.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of Oceana are PricewaterhouseCoopers Australia, located at Freshwater Place, 2 Southbank Boulevard, Southbank Victoria, 3006, Australia.

MATERIAL CONTRACTS

Please refer to the disclosure contained under the heading “Material Contracts” in this Circular.

Please also refer to the disclosure contained under the heading “Material Contracts” in the Oceana AIF, which is incorporated herein by reference. See “Documents Concerning Oceana Incorporated by Reference” above.

INTERESTS OF EXPERTS

The auditors of Oceana, PricewaterhouseCoopers Australia, report that they are independent of Oceana in accordance with applicable professional conduct rules. The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a report, valuation, statement or opinion described in this Circular, including any document incorporated herein by reference:

(1)	J.G. Moore, Oceana Gold (New Zealand) Ltd

(2)	K. Madambi, Oceana Gold (New Zealand) Ltd

(3)	R. Corbett, OceanaGold (Philippines), Inc.

(4)	S. Doyle, Oceana Gold (New Zealand) Ltd.

To the knowledge of Oceana, none of the persons referred to above owns in excess of 1% of the issued and outstanding Oceana Shares.

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